2/4.


05006015

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Malayan Banking Berhad

*CURRENT ADDRESS 14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

**FORMER NAME Malaysia


PROCESSED
FEB 25 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34861 FISCAL YEAR 6/30/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 2/25/05



Maybank

Annual Report 2003

NO. 92

99



82-34862
6-30-03

enhancing SHAREHOLDER

More than just pursuing our mission to continue to be the leading provider of financial services to meet the needs of our customers, we strive to expand the horizon of our business, thus increasing shareholder value.

Our cover illustrates this commitment, portraying the meticulous care we take to treasure our corporate logo in order to showcase the polished image we always aspire to achieve.



enhancing SHAREHOLDER Value

Vision

Become the leading financial solutions provider committed to meeting and exceeding customer expectations in the target markets and countries we serve.

Core Values

We serve our Customers by:

- Enriching their experiences with us
- Developing long term and mutually beneficial relationships with them
- Placing a high value on their privacy and financial security

We value our People who are:

- Committed to excellence in everything they do
- Team players working together based on mutual respect, leadership by example and dignity in their dealings with everyone
- Ethical and uphold high levels of integrity

We are known as an Organisation that:

- Consistently provides our shareholders with superior returns
- Focuses on sustainable and superior growth guided by sound financial discipline
- Operates in the most efficient and effective manner




Maybank
Ke Menara Maybank

43rd annual general meeting

date:
11 October 2003, Saturday

time:
11.30 a.m.

venue:
Nusantara Ballroom,
Level 2, Sheraton Imperial,
Jalan Sultan Ismail,
Kuala Lumpur

contents

4 notice of 43rd annual general meeting
10 financial highlights
12 segment information
14 5-year group financial summary
15 financial calendar
16 Maybank group awards
18 corporate information
20 profile of directors
26 group management committee
28 statement of corporate governance
36 statement on internal control
38 board committees
42 audit committee of the board
46 letter to shareholders
56 operations review
- 58 retail financial services
- 64 enterprise financial services
- 68 automobile financing
- 72 cards business
- 76 investment banking
- 80 islamic banking
- 84 insurance business
- 88 international banking
- 92 risk management
- 100 human resource management and development
- 104 community relations

110 group corporate highlights
122 management's discussion & analysis of financial performance
133 statement of directors' responsibility in respect of the audited financial statements
134 financial statements
264 analysis of shareholdings
266 classification of shareholders
267 changes in share capital
269 Maybank share price review
270 Maybank group global network
272 corporate structure
273 group directory
275 properties owned by Maybank group
• form of proxy

What's Inside



43rd annual general meeting

NOTICE IS HEREBY GIVEN THAT the 43rd Annual General Meeting ("AGM") of the Shareholders of Malayan Banking Berhad (3813-K) ("Maybank") will be held at Nusantara Ballroom, Level 2, Sheraton Imperial, Jalan Sultan Ismail, Kuala Lumpur on Saturday, 11 October 2003 at 11.30 a.m. for the purpose of transacting the following Business:-

as ordinary business

1. To receive the Reports of the Directors and Auditors and the Audited Financial Statements for the financial year ended 30 June 2003. **resolution 1**

2. To declare a final dividend of 17 sen per share less 28% income tax for the financial year ended 30 June 2003 as recommended by the Board. **resolution 2**

3. To re-elect the following directors who are retiring in accordance with Articles 96 and 97 of the Articles of Association of Maybank and being eligible have offered themselves for re-election:-

   (i) Datuk Amirsham A Aziz; and **resolution 3**
   (ii) Mohammad bin Abdullah **resolution 4**

Notice of 43rd Annual General Meeting

4. To consider and if thought fit, pass the following Resolution in accordance with Section 129(6) of the Companies Act, 1965:

   "That the following directors retiring in accordance with Section 129 of the Companies Act, 1965 be and are hereby re-appointed as directors of the Company to hold office until the next Annual General Meeting:-

   (i) Dato' Richard Ho Ung Hun; and **resolution 5**
   (ii) Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali" **resolution 6**

5. To approve the Directors' Fees of RM757,000 in respect of the financial year ended 30 June 2003. **resolution 7**

6. To re-appoint Messrs. Ernst & Young as Auditors of Maybank to hold office until the conclusion of the next Annual General Meeting in the year 2004 and to authorise the Board to fix their remuneration. **resolution 8**

as special business

7. To consider and if thought fit, to pass the following Ordinary Resolution:-

   "That pursuant to Section 132D of the Companies Act, 1965, the Directors be and are hereby authorised to issue shares in the Company at any time until the conclusion of the next Annual General Meeting and upon such terms and conditions and for such purposes and to such person or persons as the Directors may, in their absolute discretion, deem fit provided that the aggregate number of shares to be issued does not exceed 10 per centum (10%) of the issued share capital of the Company for the time being, subject always to the approvals of all the relevant regulatory authorities being obtained for such issue and allotment." **resolution 9**



notice of dividend entitlement and closure of books

NOTICE IS HEREBY GIVEN that subject to the approval of members at the Annual General Meeting to be held on 11 October 2003, a final dividend of 17% less 28% income tax for the financial year ended 30 June 2003 will be paid on 30 October 2003 to shareholders registered in the Register of Members at the close of business on 17 October 2003.

NOTICE IS HEREBY GIVEN that the Register of Members will be closed from 18 October 2003 to 19 October 2003, for the determination of shareholders' entitlements to the final dividend.

A Depositor shall qualify for the entitlements to the final dividend only in respect of:-

a. Shares deposited into the Depositors' Securities Accounts before 12.30 p.m. on 15 October 2003 (in respect of shares exempted from mandatory deposit).
b. Shares transferred to the Depositors' Securities Accounts in respect of ordinary transfers before 4 p.m. on 17 October 2003.
c. Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

By Order of the Board,



MAHIRAM HUSIN
LS007885
Company Secretary

Kuala Lumpur
19 September 2003

notes

1. The right of Foreigners to vote in respect of securities is subject to Section 41(2) of the Securities Industry (Central Depositories) Act, 1991, the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 and the Articles of Maybank.

2. A Member entitled to attend and vote at the 43rd Annual General Meeting is entitled to appoint a proxy to attend and on a show of hands or on a poll, to vote instead of him. A proxy shall be a Member of the Company, an Advocate, an approved Company Auditor or a person approved by the Companies Commission of Malaysia.

3. Form of Proxy of a corporation shall be given under its Common Seal.

4. Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur, before **11.30 a.m.** on **9 October 2003.**

5. For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.

6. For scripless shareholders, only members registered in the record of Depositors on or before 12.30 p.m on 8 October 2003 shall be eligible to attend the Annual General Meeting.

explanatory note on special business

The proposed Resolution 9 if passed, is to give the Directors of the Company flexibility to issue and allot shares for such purposes as the Directors in their absolute discretion consider to be in the interest of the Company, without having to convene a general meeting. This authority will expire at the next Annual General Meeting of the Company.



Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements

Pursuant to Paragraph 8.28(2) of the KLSE Listing Requirements, appended hereunder are:-

1. Details of Directors standing for re-election as in Agenda 3 and 4 of the Notice of the Annual General Meeting are set out in the Directors' Profile appearing in the Annual Report.

2. For the financial year ended 30 June 2003, a total of 16 meetings were held. Details of attendance at Board Meetings held in the financial year ended 30 June 2003 being as follows:-

Name of Director	No. of Meetings Attended
Tan Sri Mohamed Basir bin Ahmad	16/16
Dato' Richard Ho Ung Hun	16/16
Datuk Amirsham A Aziz	16/16
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	15/16
Mohammad bin Abdullah	15/16
Dato' Mohd Hilmey bin Mohd Taib	15/16
Haji Mohd Hashir bin Haji Abdullah	16/16
Teh Soon Poh	16/16
Datuk Abdul Rahman bin Mohd Ramli	15/16
Dato' Mohammed Hussein	15/16
Hooi Lai Hoong *(appointed wef September 2002)*	14/14

The place, date and time of the meetings held:-

Meeting Dates	Time	Place
25.7.2002	10.00 a.m	Kuala Lumpur
26.8.2002*	4.30 p.m	Kuala Lumpur
29.8.2002	2.30 p.m	Kuala Lumpur
20.9.2002	10.00 a.m	Kuala Lumpur
14.10.2002	9.30 a.m	Singapore
8.11.2002*	4.30 p.m	Kuala Lumpur
28.11.2002	10.00 a.m	Kuala Lumpur
21.12.2002	9.30 a.m	Ipoh
30.1.2003	10.00 a.m	Kuala Lumpur
17.2.2003*	4.30 p.m	Kuala Lumpur
27.2.2003	2.30 p.m	Kuala Lumpur
20.3.2003	10.00 a.m	Kuala Lumpur
24.4.2003	10.00 a.m	Kuala Lumpur
7.5.2003*	4.30 p.m	Kuala Lumpur
30.5.2003	9.00 a.m	Kuala Lumpur
26.6.2003	10.00 a.m	Kuala Lumpur

* Special Board Meetings



results (RM Million)

	The Group		The Bank	
	2003	2002	**2003**	2002
Net interest income	**3,897**	3,935	**2,833**	2,783
Non-interest income	**1,577**	1,588	**2,165**	1,110
Net income	**5,857**	5,911	**5,251**	4,123
Operating profit (before provisions)	**3,521**	3,731	**3,522**	2,587
Profit before taxation	**2,620**	2,354	**2,738**	1,444
Profit after taxation and minority interest	**1,996**	1,659	**2,055**	1,069
Dividends	**1,590**	307	**1,590**	307

selected balance sheet items (RM Million)

	The Group		The Bank	
	2003	2002	**2003**	2002
Dealing and investment securities	**25,908**	25,277	**18,833**	17,089
Loans and advances	**102,488**	95,453	**80,160**	75,007
Total assets	**160,955**	150,656	**127,654**	117,615
Deposits from customers	**109,393**	102,572	**86,696**	81,998
Total liabilities	**147,070**	137,641	**116,378**	107,237
Shareholders' funds	**13,485**	12,658	**11,276**	10,378
Commitments and contingencies	**78,527**	71,057	**73,194**	65,406

capital adequacy ratios (%)

	The Group		The Bank	
	2003	2002	**2003**	2002
Core capital ratio	**10.24**	10.30	**10.92**	10.87
Risk-weighted capital ratio	**15.25**	15.56	**14.40**	14.51

Financial Highlights

financial ratios (%)

	The Group		The Bank	
	2003	2002	**2003**	2002
Net income per ordinary share (RM)	**1.63**	1.67	**1.46**	1.16
Net return on average shareholders' funds	**15.27**	13.99	**18.98**	10.84
Net return on average assets	**1.28**	1.11	**1.68**	0.92
Loans and advances to deposits	**93.69**	93.06	**92.46**	91.47
NPL ratios (Net)	**6.2**	7.22	**5.99**	6.87
Loan loss coverage	**76.0**	71.23	**75.81**	71.75

share information

	The Group		The Bank	
	2003	2002	**2003**	2002
Weighted average number of ordinary shares in issue ('000)	**3,568,266**	3,553,566	**3,568,266**	3,553,566
Earnings per share				
– Basic	**56.0 sen**	46.7 sen	**57.6 sen**	30.1 sen
– Fully diluted	**56.0 sen**	46.4 sen	**57.6 sen**	29.9 sen
Dividend rate				
– Interim paid	**35%**	5%	**35%**	5%
– Proposed final	**17%**	7%	**17%**	7%
Dividend cover	**1.26**	5.37	**1.29**	3.21



analysis by activity



3 4 5 6
2
2003
1



3 4 5 6
2
2002
1

revenue (RM'000)

	2003	2002
1 Banking	**7,407,516**	7,516,266
2 Finance	**1,900,683**	2,022,052
3 Discount House	**199,579**	189,613
4 Insurance and Takaful	**230,426**	249,913
5 Investment Banking	**231,940**	290,248
6 Others	**56,758**	36,364
	10,026,902	10,304,456



3 4 5 6
2
2003
1



3 4 5 6
2
2002
1

profit before taxation (RM'000)

	2003	2002
1 Banking	**1,600,690**	1,326,968
2 Finance	**696,464**	735,648
3 Discount House	**97,155**	72,020
4 Insurance and Takaful	**103,837**	96,536
5 Investment Banking	**88,956**	99,575
6 Others	**32,572**	23,636
	2,619,674	2,354,383



3 4 5 6
2
2003
1



3 4 5 6
2
2002
1

total assets employed (RM'000)

	2003	2002
1 Banking	**128,065,028**	119,021,054
2 Finance	**21,781,250**	22,482,598
3 Discount House	**5,116,026**	3,684,211
4 Insurance and Takaful	**2,451,134**	1,940,693
5 Investment Banking	**3,330,174**	2,552,714
6 Others	**211,785**	974,729
	160,955,397	150,655,999

analysis by geographical location



2
3
2003
1



2
3
2002
1

revenue (RM'000)

	2003	2002
1 Malaysia	**8,814,280**	9,075,819
2 Singapore	**718,026**	730,191
3 Other Locations	**494,596**	498,446
	10,026,902	10,304,456



2 3
2003
1



(2) (3)
2002
1

profit before taxation (RM'000)

	2003	2002
1 Malaysia	**2,486,464**	2,524,248
2 Singapore	**94,701**	(99,620)
3 Other Locations	**38,509**	(70,245)
	2,619,674	2,354,383



2
3
2003
1



2
3
2002
1

total assets employed (RM'000)

	2003	2002
1 Malaysia	**138,189,132**	130,999,820
2 Singapore	**14,739,803**	6,968,498
3 Other Locations	**8,026,462**	12,687,681
	160,955,397	150,655,999

Segment Information

	2003	2002	2001	2000	1999
results (RM Million)					
Operating profit (before provisions)	**3,521**	3,731	3,475	3,655	3,283
Profit before taxation	**2,620**	2,354	1,121	2,135	1,011
Profit after taxation and minority interest	**1,996**	1,659	819	1,359	970
assets (RM Million)					
Total assets	**160,955**	150,656	147,348	131,311	120,932
Loan and advances	**102,488**	95,453	98,094	79,826	76,301
liabilities and shareholders' fund (RM Million)					
Deposits from customers	**109,393**	102,572	97,016	81,867	77,551
Paid-up share capital	**3,589**	3,550	2,352	2,338	2,309
Shareholders' fund	**13,485**	12,658	11,052	11,336	10,081
financial ratios (%)					
Net return on average shareholders' funds	**15.27**	13.99	7.32	12.69	10.49
Net return on average assets	**1.28**	1.11	0.59	1.08	0.86
Loans and advances to deposits	**93.69**	93.06	101.11	97.51	98.39
share information					
Basic earnings per share*	**56.0 sen**	46.7 sen	23.1 sen	38.6 sen	27.8 sen
Net tangible assets backing per share*	**RM3.76**	RM3.56	RM3.13	RM3.23	RM2.92
Dividend rate					
– Interim paid	**35%**	5%	5%	5%	3%
– Proposed final	**17%**	7%	7%	13%	9%
Dividend cover	**1.26**	5.37	4.12	4.47	4.87

** Adjusted for bonus issue and the effects of prior year adjustments.*

5-year Group Financial Summary

operating profit (before provisions)


RM billion
3.3
3.6
3.4
3.7
3.5
1999
2000
2001
2002
2003

total assets & loans and advances


RM billion
121.0
76.3
131.3
79.8
147.3
98.0
150.6
95.4
161.0
Total Assets
Loans & Advances
1999
2000
2001
2002
2003

profit before taxation


RM billion
1.0
2.1
1.1
2.3
2.6
1999
2000
2001
2002
2003

shareholders' funds


RM billion
10.0
11.3
11.0
12.6
13.4
1999
2000
2001
2002
2003

Financial calendar

26.8.2002 – Announcement of the Audited Results of Maybank and of the Group and Announcement of the Dividend for the year ended 30.6.2002

8.10.2002 – 42nd Annual General Meeting

12-14.10.2002 – Book Closure for determining the entitlement of the dividends

25.10.2002 – Date of Payment of the final dividend of 7 sen per share (less 28% Malaysian Income Tax) in respect of the financial year ended 30.6.2002

8.11.2002 – Announcement of the unaudited Results of Maybank and of the Group for the first quarter of the financial year ending 30.6.2003

17.2.2003 – Announcement of the Audited Results of Maybank and of the Group and Announcement of the dividend for the half year of the financial year ended 30.6.2003

17-18.4.2003 – Book closure for determining the entitlement of the dividends

7.5.2003 – Announcement of the unaudited results of Maybank and of the Group for the third quarter of the financial year ending 30.6.2003

9.5.2003 – Date of Payment of the Interim Dividend of 10 sen per share (less 28% Malaysian Income Tax) and 25 sen per share tax exempted in respect of the financial year ending 30.6.2003

25.8.2003 – Announcement of the Audited Results of Maybank and of the Group and Announcement of the final dividend for the year ended 30.6.2003

19.9.2003 – Notice of the 43rd AGM, Notice of Dividend Payment and Book Closure and issuance of Annual Report for the financial year ended 30.6.2003

11.10.2003 – 43rd Annual General Meeting

18-19.10.2003 – Book closure for determining the entitlement for the final dividend

30.10.2003 – Date of payment of the final Dividend of 17 sen per share (less 28% Malaysian Income Tax) in respect of the financial year ended 30.6.2003

Maybank Group Awards

2003

The Banker Award for
"Bank of the Year" in Malaysia

Euromoney Award for Excellence –
Best Islamic Retail Bank

Euromoney Award for Excellence to
Aseambankers Malaysia Berhad for
being "Best at Islamic Bonds"

Kuala Lumpur Stock Exchange (KLSE)
Corporate Excellence Award

The Edge-Lipper Award for Mayban
Balanced Trust Fund (No. 1 position
in Mixed Asset Balanced Funds)

2002

Global Finance Award for Best
Consumer Internet Bank in Malaysia

Global Finance Award for Best
Consumer Online Securities Trading
in Asia Pacific

Global Finance Award for Best Foreign
Exchange Bank in Malaysia

Kuala Lumpur Stock Exchange (KLSE)
Corporate Excellence Award

Arts Supporter Award from the National
Arts Council of Singapore

2001

Euromoney Award for Excellence –
Best Bank in Malaysia

The Asset Asian Awards – Best
Malaysian Bank

Investor Relations Magazine Asia 2001
Awards – Best Investor Relations
By A Malaysian Company

"Risk Manager of the Year" from the
Malaysian Association of Risk and
Insurance Management for the Mayban
Assurance Berhad – UMBC Insurans
Integration Team

Arts Supporter Award from the National
Arts Council of Singapore

2000

Euromoney Award for Excellence –
Best Domestic Bank in Malaysia

The Banker Award for "Bank of the
Year" in Malaysia

Euromoney Awards for Excellence to
Aseambankers Malaysia Berhad for
the "Best Domestic Bond House in
Malaysia" and "Best Domestic Equity
House in Malaysia"

Crystal Award to Mayban Finance
Berhad for Best Community Relations
from the Institute of Public Relations
Malaysia (IPRM)


MALAYAN BANKING BERHAD


Islamic Finance Awards 2003
Aseambankers
Best at Islamic Bonds
Islamic Finance Awards 2003
Maybank
Best Islamic Retail Bank

1999

Anugerah Global Finance untuk Bank Tempatan Terbaik di Malaysia

Anugerah Industri Asia untuk Mayban Life Assurance – "Syarikat Insurans Hayat bagi Keseluruhan Tahun"

1998

Anugerah Finance Asia untuk "Bank Perdagangan Tempatan Terbaik"

Anugerah Asiamoney di atas pemilihan sebagai salah satu daripada syarikat di Malaysia yang diuruskan secara terbaik

1997

Anugerah Asian Banking Digest untuk "Kemajuan Pesat dalam Peluasan Kawasan Operasi"

Anugerah Asiamoney untuk syarikat di Malaysia yang diuruskan secara terbaik

Anugerah Asiamoney kerana terpilih sebagai Bank terbaik di Malaysia dari segi matawang

Anugerah Asiamoney untuk "Bank Perdagangan Malaysia bagi Keseluruhan Tahun"

1996

Anugerah Kecemerlangan Euromoney – untuk "Bank Tempatan yang Terbaik di Malaysia berdasarkan Peningkatan Keuntungan dan Pulangan Ekuiti yang Sihat"

Anugerah Asiamoney di atas pemilihan sebagai salah satu dari syarikat-syarikat di Malaysia yang diuruskan secara terbaik

1995

Anugerah Kecemerlangan Euromoney untuk "Bank Tempatan yang Terbaik di Malaysia berdasarkan Pulangan Ekuiti yang Cemerlang"

Anugerah Asian Institute of Management untuk "Pengurusan Am"

1993

Anugerah Kecemerlangan Euromoney untuk "Bank yang Terbaik di Malaysia berdasarkan Keuntungan dan Daya inovasinya"

1992

Anugerah "Pengurusan Teknologi Maklumat" daripada Asian Institute of Management

1991

"Organisasi IT bagi Keseluruhan Tahun" daripada Persatuan Industri Komputer Malaysia (PIKOM)


The Banker
Bank of the Year 2003
Malaysia



board of directors

CHAIRMAN

Tan Sri Mohamed Basir bin Ahmad
P.S.M., J.S.M., D.P.C.M.

VICE CHAIRMAN

Dato' Richard Ho Ung Hun
D.P.M.P.

PRESIDENT AND CEO

Datuk Amirsham A Aziz
P.J.N.

DEPUTY PRESIDENTS

Dato' Mohammed Hussein
D.J.M.K.

Hooi Lai Hoong

MEMBERS

Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali
P.J.K., P.P.T., K.M.N., S.M.P., J.M.N.
D.P.S.K., D.I.M.P., D.P.J., P.S.M., S.J.J., S.P.N.S.

Mohammad bin Abdullah

Dato' Mohd Hilmey bin Mohd Taib
S.M.P., D.I.M.P.

Haji Mohd Hashir bin Haji Abdullah
J.M.N., S.M.S., P.P.T.

Teh Soon Poh

Datuk Abdul Rahman bin Mohd Ramli
P.J.N.

COMPANY SECRETARY

Mahiram Husin

Corporate Information

registered office

14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur
Malaysia
Tel : (6)03 2070 8833
Telex : MA 30438
Fax : (6)03 2070 2611
Cable : MAYBANK
SWIFT : MBBEMYKLA
Website : http://www.maybank2u.com
e-mail : publicaffairs@maybank.com.my

registrar

Maybank
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur
Malaysia

listed on

The Kuala Lumpur Stock Exchange
Main Board on 17 February 1962

company secretary

Mahiram Husin
155, Jalan BK 4/2, Bandar Kinrara
58200 Kuala Lumpur

auditors

Messrs Ernst & Young
Chartered Accountants



TAN SRI MOHAMED BASIR BIN AHMAD

Pengarah Bukan Bebas Bukan Eksekutif. Beliau bekerja dengan Bank Negara dari tahun 1965 sehingga bersara dalam tahun 1993 sebagai Penasihat. Beliau juga merupakan ahli Felo Malaysian Institute of Bankers semenjak tahun 1980.

Dilantik sebagai Pengerusi Maybank pada 9 Oktober 1993 dan juga menjawat jawatan Pengerusi Jawatankuasa-jawatankuasa Perancangan Strategik, Penamaan dan Jawatankuasa Skim Opsyen Saham Pekerja-pekerja Kumpulan Maybank, Lembaga Pengarah.

Jawatan Pengarah yang dipegang beliau dalam syarikat awam termasuk Mayban International Trust (Labuan) Bhd, Mayban Fortis Holdings Bhd, Aseambankers Malaysia Bhd, Mayban Life Assurance Bhd, Mayban Allied Bhd, Mayban General Assurance Bhd, Mayban Takaful Bhd, Maybank International (L) Ltd, Maybank (PNG) Ltd, PT Bank Maybank Indocorp, Maybank Philippines Incorporated dan PhileoAllied Securities (Philippines) Incorporated.

Beliau menghadiri kesemua 16 mesyuarat Lembaga Pengarah yang diadakan dalam tahun kewangan. Tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah atau pemegang saham utama Maybank. Tidak mempunyai konflik kepentingan dengan Maybank.



Profil Pengarah

pada 30 Jun 2003

Pengerusi

Tan Sri Mohamed Basir bin Ahmad

(Berusia 65 tahun – warganegara Malaysia)

B.A., AMP (Harvard)

DATO' RICHARD HO UNG HUN

Pengarah Bebas Bukan Eksekutif. Beliau pernah menjadi anggota Parlimen pada tahun 1969 hingga 1982 dan dilantik sebagai Timbalan Menteri Pengangkutan pada tahun 1974 sebelum menyandang jawatan Timbalan Menteri Kewangan pada tahun 1976. Pada tahun 1978, beliau telah dilantik sebagai Menteri Tanpa Portfolio di Jabatan Perdana Menteri dan kemudiannya menjadi Menteri Buruh dan Sumber Manusia dalam tahun yang sama.

Beliau dilantik menjadi Naib Pengerusi Maybank pada 27 Januari 1983 dan beliau dilantik menjadi anggota Jawatankuasa-jawatankuasa Perancangan Strategik, Pembangunan Pengurusan dan Pampasan, Penamaan dan Kajian Kredit, Lembaga Pengarah.

Jawatan pengarah yang sedang dipegangnya di syarikat awam termasuk dalam Mayban Finance Bhd, Aseambankers Malaysia Bhd, Aseamlease Bhd, Mayban Trustees Bhd, Mayban International Trust (Labuan) Bhd, Mayban Unit Trust Bhd dan Maybank International (L) Ltd.

Menghadiri kesemua 16 mesyuarat Lembaga Pengarah sepanjang tahun kewangan. Tidak mempunyai hubungan keluarga dengan mana-mana pengarah atau pemegang saham Maybank. Beliau mempunyai Perjanjian Penyewaan dengan Maybank bagi sewaan unit rumah kedai empat tingkat yang dijadikan pejabat cawangan Maybank.

DATUK AMIRSHAM A AZIZ

Pengarah Eksekutif Bukan Bebas. Beliau merupakan Presiden *dan Ketua Pegawai Eksekutif Kumpulan Maybank selepas* menyertainya pada tahun 1977 dan telah menjawat pelbagai jawatan dalam Kumpulan.

Dilantik sebagai Pengarah Urusan Maybank pada 1 Mei 1994 dan juga berkhidmat sebagai ahli Jawatankuasa-jawatankuasa Perancangan Strategik, Ganjaran dan Pengurusan Risiko, Lembaga Pengarah. Beliau merupakan Pengerusi Jawatankuasa Pengurusan Kumpulan.

Jawatan Pengarah dalam syarikat awam yang dipegang sekarang termasuk Maybank Finance Bhd, Aseambankers Malaysia Bhd, Mayban Fortis Holdings Bhd, Credit Guarantee Corporation Malaysia Bhd, Cagamas Bhd, Perbadanan Usahawan Nasional Bhd, AFC Merchant Bank Ltd, Asean Fund Ltd, Asean Supreme Fund Ltd.

Beliau juga merupakan Pengerusi Malaysian Electronic Payment System (1997) Sdn Bhd, Ahli Majlis Persatuan Bank-bank di Malaysia dan pengarah bagi Institut Bank-bank Malaysia. Beliau juga merupakan ahli Majlis Penasihat bagi Rancangan Induk Sektor Industri Perbankan, Lembaga Penasihat Program Bank-bank Pasifik Rim dan juga Pengerusi Kelab Bank-bank Asian Pasifik dan ahli Panel Pelaburan untuk Kumpulan Wang Simpanan Pekerja.

Beliau menghadiri kesemua 16 mesyuarat Lembaga Pengarah yang diadakan dalam tahun kewangan. Tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana pengarah atau pemegang saham utama Maybank. Tidak mempunyai konflik kepentingan dengan Maybank.



Naib Pengerusi

Dato' Richard Ho Ung Hun

(Berusia 76 tahun – warganegara Malaysia)
Berkelulusan sebagai Peguam (Lincoln's Inn)



Presiden dan Ketua Pegawai Eksekutif

Datuk Amirsham A Aziz

(Berusia 52 tahun – warganegara Malaysia)
Ijazah Sarjana Muda Ekonomi (Kepujian) dan Ahli MICPA

DATO' MOHAMMED HUSSEIN

Non-Independent Executive Director. Deputy President of Maybank. He joined the Maybank Group in 1977 and has worked in various capacities within the Group.

Appointed as an executive director of Maybank on 1 November 2000 and also serves as a Member of the Strategic Planning and Remuneration Committees of the Board.

Current directorships in public companies include MIDF Bhd, Mayban Allied Bhd, Aseambankers Malaysia Bhd, Pelaburan Hartanah Nasional Bhd and PT Bank Maybank Indocorp.

Attended 15 out of the 16 Board Meetings held during the financial year. No family relationship with any Director and/or major shareholder of Maybank. No conflict of interest with Maybank.

HOOI LAI HOONG

Non-Independent Executive Director. Deputy President of Maybank. She joined the Maybank Group in 1982 and has worked in various capacities within Maybank.

Appointed as an executive director of Maybank on 4 September 2002 and also serves as a Member of the Risk Management and Strategic Planning Committees of the Board.

Current directorships in public companies include Aseambankers Malaysia Berhad, Mayban Discount Berhad and Mayban General Assurance Berhad.

Attended 14 out of the 14 Board Meetings since her appointment on 4 September 2002. No family relationship with any Director or major shareholder of Maybank. Except for a single related party transaction, which was announced to KLSE and stated in the directors report, there is no conflict of interest with Maybank.



Deputy President

Dato' Mohammed Hussein

(Aged 52 – Malaysian)

Bachelor of Commerce (Accounting)



Hooi Lai Hoong

(Aged 54 – Malaysian)

B.Sc Econs (Hons),

FCA (England & Wales),

Member of MIA, MICPA

RAJA TAN SRI MUHAMMAD ALIAS BIN RAJA MUHD. ALI

Independent Non-Executive Director. He was the Group Chairman of Felda from 1 May 1979 to 30 June 2001.

Appointed as a Director of Maybank on 31 March 1978. He serves as Chairman of the Risk Management Committee and a Member of the Strategic Planning, Remuneration, Maybank Group Employee Share Option Scheme and the Nomination Committees of the Board.

Current directorships in public companies include Kuala Lumpur Kepong Bhd, Sime Darby Bhd, Batu Kawan Bhd, Kumpulan Guthrie Bhd, Mayban Fortis Holdings Bhd, PT Bank Maybank Indocorp and Cerebos Pacific Ltd He is also the Chairman of Highlands & Lowlands Bhd.

Attended 15 out of the 16 Board Meetings held in the financial year. No family relationship with any Director and/or major shareholder of Maybank. No conflict of interest with Maybank.

MOHAMMAD BIN ABDULLAH

Independent Non-Executive Director. He was the Chairman of Coopers & Lybrand Malaysia prior to his retirement in 1995 and is currently the Chairman of Negara Properties (M) Bhd, Malaysian National Reinsurance Bhd, Malaysia Rating Corporation Bhd and Labuan Reinsurance (L) Ltd.

Appointed as a Director of Maybank on 11 January 1995 and serves as a Member of the Audit, Maybank Group Employee Share Option Scheme, Credit Review and Nomination Committees of the Board.

Current directorships in public companies include Golden Hope Plantations Bhd, Mayban Finance Bhd, Mayban Discount Bhd, MIMOS Bhd, Maybank International (L) Ltd and Maybank (PNG) Ltd.

Attended 15 out of the 16 Board Meetings held in the financial year. No family relationship with any Director and/or major shareholder of Maybank. No conflict of interest with Maybank.



Member

Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali

(Aged 70 - Malaysian)

B.A (Hons), AMP (Harvard), D.Sc. (Hons), D.Econs (Hons)



Member

Mohammad bin Abdullah

(Aged 62 - Malaysian)

Member of MICPA, Member of MIA



DATO' MOHD HILMEY BIN MOHD TAIB

Pengarah Bukan Bebas Bukan Eksekutif. Beliau kini merupakan Pengerusi Eksekutif HeiTech Padu Bhd. Sebelum ini, beliau merupakan Ketua Eksekutif Kumpulan Permodalan Nasional Bhd.

Dilantik sebagai Pengarah Maybank pada 27 Mac 1995 dan turut berkhidmat sebagai Pengerusi Jawatankuasa Opsyen Saham Pekerja Kumpulan Maybank dan ahli Jawatankuasa-jawatankuasa Perancangan Strategik, Penamaan dan Pengurusan Risiko, Lembaga Pengarah.

Jawatan pengarah yang dipegang sekarang dalam syarikat awam termasuk dalam Pengurusan Kumipa Bhd, PASDEC Holdings Bhd, Maybank Philippines Incorporated dan PhileoAllied Securities (Philippines) Incorporated.

Menghadiri 15 daripada 16 mesyuarat Lembaga Pengarah yang diadakan dalam tahun kewangan. Tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana Pengarah dan/atau pemegang saham utama Maybank. Tidak mempunyai konflik kepentingan dengan Maybank.

HAJI MOHD HASHIR BIN HAJI ABDULLAH

Pengarah Bebas Bukan Eksekutif. Beliau pernah menjadi Pengurus Besar/Ketua Eksekutif bagi Lembaga Pelabuhan Kelang sebelum bersara pada tahun 1991.

Beliau dilantik menjadi Pengarah Maybank pada 7 November 1996. Berkhidmat sebagai ahli Jawatankuasa-jawatankuasa Audit, Penamaan dan Kajian Kredit, Lembaga Pengarah.

Jawatan Pengarah yang dipegang dalam syarikat awam sekarang termasuk Mayban Unit Trust Bhd, Mayban Life Assurance Bhd, Mayban Discount Bhd, Mayban Finance Bhd, Mayban Fortis Holdings Bhd, Mayban General Assurance Bhd, Mayban Takaful Bhd, Mayban Life International (Labuan) Ltd, MFSL Ltd dan PT Bank Maybank Indocorp.

Menghadiri kesemua 16 mesyuarat Lembaga Pengarah sepanjang tahun kewangan. Beliau tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana Pengarah dan/atau pemegang saham utama Maybank. Tidak mempunyai konflik kepentingan dengan Maybank.



Ahli

Dato' Mohd Hilmey bin Mohd Taib

(Berusia 50 tahun – warganegara Malaysia)
Sarjana Pentadbiran Perniagaan (UK), Ahli MIA, Ijazah Sarjana Muda Ekonomi (Kepujian Perakaunan) dan Diploma Perakaunan



Ahli

Haji Mohd Hashir bin Haji Abdullah

(Berusia 67 tahun – warganegara Malaysia)
ACA (Aust), ACIS (UK), ahli MICPA, FCMI (UK), FCIT (UK), AMP (Harvard)

TEH SOON POH

Pengarah Bebas Bukan Eksekutif. Beliau merupakan bekas Pengurus Besar Bahagian Kawalan Kredit Maybank sebelum bersara pada tahun 1996.

Dilantik menjadi Pengarah Maybank pada 21 Oktober 1997 dan turut berkhidmat sebagai Pengerusi Audit dan ahli Jawatankuasa-jawatankuasa Pengurusan Risiko, Kajian Kredit dan Jawatankuasa Opsyen Saham Pekerja Kumpulan Maybank, Lembaga Pengarah.

Beliau kini memegang jawatan Pengarah dalam syarikat awam termasuk Mayban Finance Bhd, Mayban Trustees Bhd, Mayban International Trust (Labuan) Bhd, Mayban Allied Trustee Bhd, Aseambankers Malaysia Bhd dan Maybank International (L) Ltd.

Menghadiri kesemua 16 mesyuarat Lembaga Pengarah sepanjang tahun kewangan. Tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana Pengarah dan/atau pemegang saham utama Maybank. Tidak mempunyai konflik kepentingan dengan Maybank.

DATUK ABDUL RAHMAN BIN MOHD RAMLI

Pengarah Bukan Bebas Bukan Eksekutif. Beliau pernah menjadi Ketua Eksekutif Kumpulan Golden Hope sebelum bersara pada tahun 1999.

Dilantik menjadi Pengarah Maybank pada 17 November 1999 dan juga berkhidmat sebagai ahli Jawatankuasa-jawatankuasa Audit, Ganjaran dan Kajian Kredit, Lembaga Pengarah.

Beliau kini memegang jawatan Pengarah dalam syarikat awam termasuk Kuala Lumpur Kepong Bhd, Malaysia National Insurance Bhd dan Mayban Finance Bhd. Beliau juga merupakan Pengerusi Johore Tenggara Oil Palm Bhd dan Takaful Nasional Sdn Bhd.

Menghadiri kesemua 15 daripada 16 mesyuarat Lembaga Pengarah yang diadakan dalam tahun kewangan. Tidak mempunyai sebarang hubungan kekeluargaan dengan mana-mana Pengarah dan/atau pemegang saham utama Maybank. Tidak mempunyai konflik kepentingan dengan Maybank.



Ahli
Teh Soon Poh
(Berusia 66 tahun – warganegara Malaysia)
Peguam (Middle Temple)



Ahli
Datuk Abdul Rahman bin Mohd Ramli
(Berusia 64 tahun – warganegara Malaysia)
ACA (Aust), Ahli MACPA, Ahli MIA

Nota: Semua pengarah tidak pernah didakwa untuk apa-apa kesalahan melainkan kesalahan trafik.

Datuk Amirsham A Aziz
Chairman of the Committee

Graduated with a Bachelor of Economics (Honours) degree, majoring in Accounting, from the University of Malaya in 1973 and member of the Malaysian Institute of Certified Public Accountants (MICPA). Joined the Group in 1977 and is currently the President and Chief Executive Officer of the Maybank Group.

Dato' Mohammed Hussein

Graduated with a Bachelor of Commerce degree majoring in Accounting from the University of Newcastle, Australia in 1972. Joined the Group in 1977 and is currently the Deputy President. His area of responsibility includes supervising the commercial banking business and human resource development of the Group.

Hooi Lai Hoong

Graduated with a Bachelor of Science degree, majoring in Accounting, from the London School of Economics and Political Science (United Kingdom). Fellow of the Institute of Chartered Accountants (England & Wales) and member of the Malaysian Institute of Certified Public Accountants (MICPA) and Malaysian Institute of Accountants (MIA). Joined the Group in 1982 and is currently the Deputy President and Chief Financial Officer.

Agil Natt

Graduated with a Bachelor of Science Degree in Economics from Brunel University, United Kingdom and Masters of Science in Finance from City University Business School, London. Attended the Advanced Management Program, Harvard University, USA. Joined the Group in 1995 as the General Manager of Corporate Banking. He is the Head of the Investment Banking Group and Chief Executive Officer of Aseambankers.

Dato' Wan Ismail Abdul Rahman

Fellow of the Association of Chartered Certified Accountants (UK) and member of the Malaysian Institute of Certified Public Accountants (MICPA). Joined the Group in 1982 and is currently the Head of the Automobile Financing Group and Chief Executive Officer of Mayban Finance.

Spencer Lee Tien Chye

Fellow of the Institute of Chartered Accountants (England and Wales). Joined the Group in 1975. He is currently Head of International Banking Group and Executive Vice President for Maybank's Singapore operations.

Group Management Committee

Kassim Zakaria

Graduated with a Bachelor of Economics (Honours) degree, majoring in Business Administration from the University of Malaya. Has been in the insurance business of the Group since 1977 and currently serving as Head of the Insurance Business and Chief Executive Officer of Mayban Fortis Holdings.

Ashraf Ali Abdul Kadir

Graduated with a degree in Business Administration from Ohio State University, USA and Masters in Business Administration from Tennesse State University, USA. Joined the Group in 1996 as General Manager of Consumer Banking. He is currently Head of the Cards Business Group.

Johar Che Mat

Graduated with a Bachelor of Economics (Honours) degree from the University of Malaya in 1975. Joined the Group in 1975 and served in various capacities and positions. He is currently Head of the Retail Financial Services Group.

Choo Yee Kwan

Graduated with a Bachelor of Economics (Honours) degree from the University of Malaya and honours degree in law from the University of London, United Kingdom. He was called to the Bar of England and Wales at Lincoln's Inn in 1984. Joined Maybank in 1992 as Head of Credit Control Division. He is currently Head of Risk Management and Chief Risk Officer for the Group.

Zulkiflee Abbas Abdul Hamid

Graduated with a bachelor's degree in marketing and Masters in Business Administration from Southern Illinois University, Carbondale, U.S.A. Joined the Group in 1981 and served in various capacities including international postings. He is currently Head of Enterprise Financial Services Group.

Hamzah Mahmood

Graduated with a Bachelor of Science degree, majoring in Mathematics, from Illinois State University and Masters in Business Administration majoring in Finance from the University of North Texas, USA. He is the Chief Executive Officer of Mayban Securities.



Maybank komited terhadap pencapaian piawaian tahap tertinggi dalam urus tadbir korporat dan mengekalkan integriti tahap teratas dalam kesemua urusan perniagaannya.



Kenyataan Urus Tadbir Korporat

Maybank komited terhadap pencapaian piawaian tahap tertinggi dalam urus tadbir korporat dan mengekalkan integriti tahap tinggi dalam keseluruhan urusan perniagaannya. Lembaga Pengarah bertanggungjawab kepada pemegang-pemegang saham dalam menerapkan prinsip-prinsip Kod Urus Tadbir Korporat Malaysia (Kod) di seluruh organisasi berkenaan. Sebagai memenuhi keperluan penyenaraian di Bursa Saham Kuala Lumpur (BSKL), Lembaga ini membentangkan laporan berikut tentang bagaimana Maybank menerapkan prinsip-prinsip Kod dan tahap pematuhannya dalam amalan terbaik urus tadbir korporat

Tanggungjawab Utama Lembaga Pengarah

Lembaga Pengarah adalah pembuat keputusan mutlak. Tanggungjawab utamanya adalah memberi pimpinan dan memastikan Maybank mematuhi prinsip Kod, mengawal tahap risiko dalaman dan semua keperluan pihak pengawal selia termasuk mengawasi prestasinya. Secara khususnya Lembaga Pengarah mempunyai tanggungjawab berikut:

- Menilai semula dan meluluskan pelan perniagaan strategik Maybank. Ini termasuklah bajet tahunan, pelan korporat bagi pertengahan tahun, pelaburan baru, pelupusan dan juga penggabungan dan pemilikan.
- Mengawasi perjalanan perniagaan bagi menilai sama ada ia diuruskan dengan sebaiknya.
- Mengenal pasti risiko utama dan memastikan penggunaan sistem yang sesuai dalam menguruskan risiko-risiko ini. Tanggungjawab ini termasuk meluluskan dasar-dasar yang dicadangkan oleh Jawatankuasa Pengurusan Risiko bagi menguruskan semua kategori risiko, memastikan keberkesanan fungsi Jawatankuasa Audit dan Audit Dalaman, dalam memupuk budaya kredit yang baik sebagai salah satu nilai korporat Maybank di samping menghindari pelaburan wang haram.

- Reviewing the credits, which have been approved by the executive body, should the Board be of the opinion that such facilities would expose Maybank to excessive risks.
- Approving credit facilities under the category of policy loans and director-related. Policy loan is defined as credit facilities that exceed Maybank's exposure limit and other limits set by the board.
- Succession planning, including appointing, training, determining the compensation of and where appropriate, replacing senior management of Maybank.
- Developing and implementing an investor relations programme or shareholders communications policy for Maybank; and,
- Reviewing the adequacy and the integrity of Maybank's internal control system and management information systems, including systems for compliance with applicable laws, regulations, rules, directives and guidelines.

effective board of directors

(a) Role and Responsibility of the Chairman and the Chief Executive Officer

The governance structure of Maybank provides a clear separation between the Chairman of the Board and the Chief Executive Officer (CEO). This ensures an appropriate balance of power, increased accountability and greater capacity of the Board for independent decision making. The Chairman is non-executive. His accountability is similar to other non-executive members of the Board and together with them, he decides on the policy and undertakes a supervisory role of Maybank's operations. Specifically, he chairs the meetings of the directors and Annual General Meeting of shareholders, serves as the main contact with the CEO in working towards a harmonious relationship between the Board and the Management, and assists in ensuring compliance with corporate governance.

The broad responsibility of the CEO is to implement strategies approved by the Board, building a dynamic corporate culture, providing leadership to the management team and ensuring efficient capital management. In addition to these, he is accountable for meeting performance targets and the day-to-day running of the business.

The governance structure of Maybank provides a clear separation between the Chairman of the Board and the Chief Executive Officer (CEO). This ensures an appropriate balance of power, increased accountability and greater capacity of the Board for independent decision making.

(b) Board Balance

The Board has eleven members of which three are non-independent executive directors, three are the nominees of the controlling shareholder and five independent non-executive directors.

(c) Appointments to the Board

Appointments to the Board are based on the recommendations of the Nomination Committee, which employs a definitive selection criteria that includes not only the minimum qualifications required by the regulatory authorities, but also takes into account the mix of expertise and experience. The current composition of the Board are individuals with extensive knowledge and experience in law, banking, accounting and finance, economics, information technology and management. The profile of the directors is given on pages 20 to 25. Every three years, the members of the Board, by rotation, will offer themselves for re-election.

(d) Directors' Training

In compliance with the KLSE Listing Requirements, all members of the Board have attended the required mandatory accredition training programme.

board structure and procedures

Board meetings are scheduled every month to review the performance of the Group, inter alia to approve the financial statements and discuss all strategic matters. For the year under review, all directors have complied with the minimum number of attendance stipulated by Bank Negara Malaysia and the KLSE.

Board meetings are structured with a pre-set agenda. Board papers providing updates on operational, financial and corporate developments are circulated prior to the meeting to give directors time to deliberate on the issues at the meeting proper. Minutes of Board committees and the Group Management Committee are also tabled at the Board meeting. The effectiveness of the Board is assured with the Chairman taking an active role in ensuring all relevant issues are on the agenda and the presence of the executive directors in presenting the issues.



Para pengarah juga mempunyai laluan terus kepada anggota-anggota pasukan pengurusan kanan dan perkhidmatan Setiausaha Syarikat untuk membolehkan mereka melaksanakan tugas-tugas mereka. Selain itu para pengarah juga diberikan kuasa untuk mendapatkan nasihat profesional bebas dari luar untuk membantu mereka membuat keputusan yang tepat.

dasar dan prosedur pemberian ganjaran

Dasar pemberian ganjaran pengurusan kanan Maybank dibincangkan dalam Jawatankuasa Ganjaran sebelum dibentang pada mesyuarat Lembaga Pengarah untuk diputuskan. Kumpulan menawarkan pakej ganjaran yang kompetitif bagi menarik dan mendapatkan eksekutif-eksekutif berkaliber yang diperlukan. Secara amnya, penggajian eksekutif adalah di mana gaji asas dilihat melebihi tahap yang biasa ditawarkan dalam pasaran yang berkaitan, di mana jumlah pampasan bagi mereka yang menunjukkan prestasi cemerlang adalah melebihi satu per empat daripada kakitangan lain.

Kumpulan terus mencatatkan kemajuan selanjutnya dengan menyelaraskan keseluruhan pakej ganjaran eksekutif mengikut prestasi individu dan juga korporat. Mulai tahun kewangan ini, konsep kad penilaian prestasi akan digunakan dalam menentukan sasaran eksekutif dan proses penilaian prestasi. Ini merupakan kemajuan daripada inisiatif awal sebelumnya yang memberikan habuan kepada eksekutif dalam kelompok kerja terpilih berdasarkan prestasi asas individu.

ganjaran pengarah

Pengerusi dibayar elaun bulanan dan elaun mesyuarat selain yuran tahunan manakala pengarah bukan eksekutif pula menerima yuran tahunan dan elaun mesyuarat. Yuran yang telah disemak telah diluluskan dalam mesyuarat agung tahunan dengan para pemegang saham yang lalu. Pampasan kepada CEO dan Timbalan Presiden telah diputuskan oleh Lembaga Pengarah berdasarkan cadangan jawatankuasa ganjaran. Dalam mencadangkan jumlah pampasan, keputusan jawatankuasa adalah berpandukan keperluan "menarik dan mengekalkan", dan pada masa yang sama mengaitkan ganjaran ini dengan tahap prestasi individu dan juga korporat. Yuran yang dibayar kepada para pengarah dinyatakan pada halaman 198.

Kumpulan terus mencatatkan kemajuan selanjutnya dengan menyelaraskan keseluruhan pakej ganjaran eksekutif mengikut prestasi individu dan juga korporat. Mulai tahun kewangan ini, konsep kad penilaian prestasi akan digunakan dalam menentukan sasaran eksekutif dan proses penilaian prestasi.

transparency of ownership

The Maybank ownership structure is given on page 264 under the headings "Analysis of Shareholdings" and "Changes in Share Capital". As at 15 August 2003, its paid up share capital amounted to RM3.6 billion. The largest shareholder is Skim Amanah Saham Bumiputra (ASB) which holds 33.9% of the total shareholding. The ASB is a unit trust fund created from the subscriptions of individual indigenous citizens and is managed by a wholly owned subsidiary of Permodalan Nasional Berhad (PNB). PNB holds directly 13.8% of the shares, placing it as the second largest shareholder of the Company. The third largest shareholder is the Employee Provident Fund Board, which holds 9.8% shares.

As seen from the shareholding structure, institutional investors, including foreign funds, account for more than 70% of the total shareholding. This, indirectly, creates a demand for a high level of corporate governance and the need for a continuing enhancement of shareholders' value.

shareholders' rights, relations and activism

Maybank recognises the need to inform all shareholders of all major developments on a timely basis. In addition to the mandatory public statement through the KLSE for the quarterly, half-yearly and annual financial results as well as the necessary corporate disclosures, it also maintains a website, www.maybank2u.com, for access by the public, including shareholders, for timely information. Media interviews were regularly held during the year by the senior management of the Group, including the Chief Executive Officers, to share with the public, the broad directions and strategies of the Group's various business lines.



Maybank has a well-established investor relations programme. The programme involves the participation of the President CEO, Deputy Presidents, Head of Corporate Planning and Head of Accounting. The aim of the programme is to provide a direct communication channel for shareholders and the investment community, both local and foreign. Activities under the programme include a half-yearly corporate performance briefing to stockbroking analysts, fund managers and media representatives, participation in investors' forums, both locally and abroad, briefings and meetings with fund managers and rating agencies, as well as organising conference calls.

The Annual General Meeting remains the principal dialogue forum with shareholders. Notice of the meeting and related documents are sent out to shareholders at least 21 days before the meeting is to be held. During the meeting, shareholders are invited to raise questions for the Chairman and Directors to respond, and participate actively in the discussion pertaining to the affairs of the Group. Procedures regarding the meeting are set out in Maybank's Memorandum and Articles of Association; the KLSE Listing Requirements and the Companies Act, 1965.

financial reporting and disclosure

The Board is committed to provide and present a true and fair view of the Group financial performance and its prospects for the upcoming period. This assessment is provided through the quarterly, half-yearly and annual financial statements as well as Annual Report of the company, which provides a review of the Group performance and for all major lines of the business.

The Board is committed to provide and present a true and fair view of the Group financial performance and their prospects for the upcoming period. This assessment is provided through the quarterly, half-yearly and annual financial statements as well as Annual Report of the company, which provides a review of the Group performance and for all major lines of the business.

relationship with auditors

Through the Audit Committee of the Board, Maybank has established a formal and transparent relationship with the auditors, both external and internal. The external auditors are invited to attend meetings on special matters when necessary. In addition, the Audit Committee also meets the external auditors without the presence of the management at least once a year.

conclusion

Having reviewed the governance structure and practices of Maybank and the requirements under the Code dated January 2001, the Board considers that, with the exception of the disclosure of individual directors' remuneration, it has, throughout the financial year, complied with the rest of the best practices as set out in the Code. The Board is of the opinion that, while individual directors' remuneration is not disclosed, information provided on page 198 which is made in accordance with Appendix 9C, Part A, item 10 of the KLSE Listing Requirements, is sufficient to provide an understanding and basis for evaluation of Maybank's corporate governance.

This statement is made in accordance with the resolution of the Board of Directors dated 28 August 2003.



Tan Sri Mohamed Basir bin Ahmad
Chairman of the Board



responsibility

The Board acknowledges its overall responsibility for the Group's internal control environment and its effectiveness. It is of the view that the internal control framework is designed to manage rather than eliminate the risk of failure to achieve the policies, goals and objectives of the Group. It can therefore only provide reasonable assurance and not absolute assurance of effectiveness against material misstatement of management and financial information or against financial losses and fraud.

The Board is additionally of the view that the system of internal control in place for the year under review is sound and sufficient to safeguard shareholders' investments, customers' interests and the Group's assets. The system of internal control which has been instituted throughout the Group is updated from time to time to suit the changes in the business environment.

The role of Management is to implement the Board's policies, procedures and guidelines on risk and control by identifying and evaluating the risks faced and design, operate and monitor a suitable system of internal controls to manage these risks.

key processes

The key processes that the directors have established in reviewing the adequacy and integrity of the system of internal control, are as follows:-

- The Group's risk management principles, policies, procedures and practices are systematically documented and made available to all employees.
- Under the Group's Broad Principles for the Management of Risks, Risk Taking Units, at the first level, are responsible for the day-to-day management of risks inherent in their business activities. Group Risk Management, at the second level, is responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this, at the third level, is Internal Audit, which provides independent assurance on the adequacy and effectiveness of the risk management framework. Further information on Group Risk Management, which includes Operational Risk Management, Credit Risk Management and Market Risk Management is highlighted on pages 92 to 99.
- The Board receives and reviews regular reports from the Management on the key operating statistics, legal and regulatory matters. The Board approves appropriate responses or amendments in the Group policies.
- The Group's annual business plan and budget are submitted to the Board for approval. In addition, variances between actual and targeted results are also reviewed on a monthly basis. This would allow for timely responses and corrective actions to be taken to mitigate risks.
- The Group's Internal Audit reports to the Audit Committee of the Board (ACB), performs regular reviews of the business processes to assess the effectiveness of the control environment and highlights significant risks impacting the Group. The scope and frequency of the audit activities is reviewed and endorsed by the ACB based on the principles of risk based audit methodology and regulatory requirements. The ACB has active oversight on the internal audit's independence, scope of work and resources.

Statement on Internal Control

- The ACB regularly reviews and holds discussions with Management on the actions taken on internal control issues identified in reports prepared by Internal Audit, the external auditors, regulatory authorities and the Management.

- Management, through the Internal Audit Committee, is tasked to follow up and monitor the status of actions on recommendations made by the internal and external auditors. In addition, it can direct investigations in respect of any specified instances or events, which are deemed to have violated internal policies pertaining to confidentiality or financial impropriety, which has material impact on the Group.

- There is a clearly defined framework of empowerment approved by the Board for acquisitions and disposals of fixed assets, awarding tenders, application for capital expenditure, writing off operational and credit items, approving general expenses including donations as well as operational excesses.

- The professionalism and competence of the Group's human resources is maintained through a rigorous recruitment process, training and re-skilling programs and a performance appraisal system. There are proper guidelines drawn-up by the Group for recruitment, promotion and termination of staff.

review of the statement by external auditors

The external auditors have reviewed this Statement on Internal Control for the inclusion in the annual report for the financial year ended 30 June 2003.

The external auditors conducted the review in accordance with the "Recommended Practice Guide 5: Guidance for Auditors on the Review of Directors' Statement on Internal Control" ("RPG 5") issued by the Malaysian Institute of Accountants. The review has been conducted to assess whether the Statement on Internal Control is both supported by the documentation prepared by or for the directors and appropriately reflects the processes the directors had adopted in reviewing the adequacy and integrity of the system of internal controls for the Group.

RPG 5 does not require the external auditors to consider whether the Directors' Statement on Internal Control covers all risks and controls, or to form an opinion on the effectiveness of the Group's risk and control procedures. RPG 5 also does not require the external auditors to consider whether the processes described to deal with material internal control aspects of any significant matters disclosed in the annual report will, in fact, mitigate the risks identified or remedy the potential problems.

Based on their review, the external auditors have reported to the Board that nothing had come to their attention that caused them to believe that the Statement on Internal Control is inconsistent with their understanding of the process the Board has adopted in the review of the adequacy and integrity of internal control of the Group.



The Board has set up seven Board Committees to assist it, each Committee having its own supportive role. To keep the Board informed of matters tabled and discussed at the respective Board Committees, the confirmed minutes of each meeting of the Board Committees are tabled to the Board at each Board meeting. This is to provide the opportunity to any member of the Board who do not sit as members of the respective Board Committees to raise any query or view on the matters discussed by the said Committees.

BOARD OF DIRECTORS

Strategic Planning Committee

Employee Share Option Committee

Credit Review Committee

Risk Management Committee

Audit Committee

Nomination Committee

Remuneration Committee

Board Committees

composition:

Each Board Committee consists of a mix of the executive and non executive directors. In most Committees, the independent non executive directors form the majority and perform as Chairman of the various Committees. With effect from 29 August 2003 the Chairmanship of Risk Management, Remuneration and Nomination Committees are headed by independent non executive directors.

It is the practice of the Board and the Board Committees that a member abstain from any participation and decision which involves him, to avoid any conflict of interest.

assessment of effectiveness:

An assessment of the Board as a whole and also of the individual directors are made annually and in assessing the performance of both the Board and the individual directors, the effectiveness of the Board Committees together with each director's contributions to the Board and the Board Committees are considered as well.

strategic planning committee

This Committee is chaired by the Bank's Chairman himself and three of the non executive directors sit on this Committee, which meets at least every three months. It is responsible for recommending to the Board the Group's strategic direction, the operating plans and business strategies as well as the capital allocation by business segments, apart from being responsible for the management and policies relating to reputation, risk branding, public reputation as well as the Bank's image. This Committee also monitors the progress and benefit realisation of the key strategic initiatives undertaken by the Group and the capital adequacy of the Group.

credit review committee

This Committee meets on a weekly basis to review, inter alia, loan applications above a certain level which had been approved by the Credit Committee of the Management, which also meets on a weekly basis; to consider inter alia, loan applications. This Committee has the right to veto any decision of the Credit Committee if necessary. This Committee also considers any required change in credit policy for recommendation to the Board.

This Committee also reviews the total lending cap of companies which are granted facilities by the bank and makes the necessary recommendation to the Board.

audit committee

This Committee is headed by an independent non executive director as Chairman and meets at least once a month. Details of the Committee's composition, roles and responsibilities and number of meetings held during the financial year ended 30 June 2003 are provided on pages 42 to 45 of this Annual Report.

The composition of this Committee is reviewed every three years and it has been Maybank's practice to change the Chairman of this Committee every three years. The review also covers the performance and terms of membership.

employee share option scheme (ESOS) committee

This Committee assists the Board in determining all questions of policy and expediency that may arise in the administration of the ESOS and generally exercises all acts that are necessary to promote the best interest of the Group. This Committee oversee the Management's implementation of the scheme and decides inter alia on the offer, offer date, eligibility, basis of allotment, the exercise of the option, the administration, modification, dispute and termination issues in relation to the scheme, in line with the new ESOS Bye Laws. Appeals by staff on ESOS issues are also considered by this Committee.

With the expiry of the ESOS on 22 June 2003, this Committee had ceased its function and has been dissolved. A new ESOS Committee would be set up in the event of any new ESOS, to administer the new ESOS during the period of the new scheme.

risk management committee

This Committee is responsible for formulating policies, identifying, measuring, monitoring, managing, integrating and controlling risks, including market, liquidity and operational risks. The responsibilities include ensuring risk limit structures for Maybank.

This Committee meets monthly. The members of this Committee, numbers of meetings held during the financial year ended 30 June 2003 and their attendance are as follows:

Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	Independent Non-Executive Director	12/12
Dato' Mohd Hilmey bin Mohd Taib	Non-Independent Non-Executive Director	9/12
Teh Soon Poh	Independent Non-Executive Director	11/12
Datuk Amirsham A Aziz	Non-Independent Executive Director	11/12
Hooi Lai Hoong	Non-Independent Executive Director	7/9 (joined wef 16.10.02)

Details of this Committee's roles and responsibilities are provided on pages 92 to 99 of this Annual Report.

nomination committee

The Board delegates to this Committee the process for assessing existing directors and identifying, nominating and orientating new directors and making the necessary recommendations to the Board. This Committee also recommends to the Board any director to be appointed to any of the Board Committees. This Committee performs on a Group basis.

In line with the Code of Corporate Governance for reviewing of directors' skills and experience, the Committee also looks into the effectiveness of a director's contribution to the Board. Review of assessment of the Board's performance and the individual director's performance are first discussed by this Committee prior to dicussion at Board level. The Committee also recommends to the Board measures to be taken in situations where there are areas of conflict of interest with the directors.

This Committee meets as and when required. The members of this Committee, numbers of meetings held during the financial year ended 30 June 2003 and their attendance are as follows:-

Tan Sri Mohamed Basir bin Ahmad	Non-Independent Non-Executive Director	2/2
Dato' Richard Ho Ung Hun	Independent Non-Executive Director	2/2
Dato' Mohd Hilmey bin Mohd Taib	Non-Independent Non-Executive Director	1/2
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	Independent Non-Executive Director	2/2
Haji Mohd Hashir bin Haji Abdullah	Independent Non-Executive Director	2/2
Muhammad bin Abdullah	Independent Non-Executive Director	2/2

remuneration committee

The Remuneration Committee (previously called the Management Development and Compensation Committee) has a broad responsibility of recommending to the Board, in line with corporate governance, the remuneration framework for the directors and Senior Management. This includes the determination of remuneration packages for executive directors, to reflect their responsibility and commitment, based on the responsibilities undertaken and their contribution to the effective functioning of the Board.

The executive directors do not play any part in this decision making and discussions are held without their presence. The Committee also recommends to the Board all policies relating to manpower within the Group, training programs for Senior Management, the short and long term incentives plans, performance management and management development programs. This Committee performs on a Group basis.

The Committee meets every month to discuss various issues. Where necessary, special meetings are also held. Their attendance during the financial year ended 30 June 2003 are as follows:-

Tan Sri Mohamed Basir bin Ahmad	Non-Independent Non-Executive Director	13/13
Dato' Richard Ho Ung Hun	Independent Non-Executive Director	13/13
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali	Independent Non-Executive Director	13/13
Datuk Abdul Rahman bin Mohd Ramli	Non-Independent Non-Executive Director	10/13
Datuk Amirsham A Aziz	Non-Independent Executive Director	13/13
Dato' Mohamed Hussain	Non-Independent Executive Director (joined wef 9.10.02)	7/9



Size and Composition

For the financial year ended 30 June 2003 the Audit Committee of the Board (ACB) comprised the following four non-executive directors, three of whom are independent directors.

members

chairman

Teh Soon Poh
(Independent Non-Executive Director)
Barrister at Law, Middle Temple
(Chairman from 24.04.03)

members

Haji Mohd Hashir bin Haji Abdullah
(Independent Non-Executive Director)
ACA (Aust), ACIS (UK),
Member of MICPA
FBIM (UK), FCIT (UK), AMP (Harvard)
(Chairman until 23.04.03)

Mohammad bin Abdullah
(Independent Non-Executive Director)
Member of MICPA, Member of MIA

Datuk Abdul Rahman bin Mohd Ramli
(Non-Independent and Non-Executive Director)
ACA (Aust), Member of MICPA,
Member of MIA

authority

The Board has empowered the ACB to undertake the following:

1. Investigate any activity or matter within its terms of reference.
2. Promptly report to Kuala Lumpur Stock Exchange (KLSE) matters which have not been resolved satisfactorily thus resulting in a breach of the listing requirements.
3. Obtain external independent professional advice, legal or otherwise deemed necessary.
4. Maintain direct communication channels with External Auditors, person(s) carrying out the internal audit function or activity and with senior management of the Bank and its subsidiaries.
5. Convene meetings with external auditors, without the attendance of the executives, whenever deemed necessary.

In discharging the above functions, the ACB has also been empowered by the Board to have:

1. Necessary resources which are required to perform its duties.
2. Full and unrestricted access to any information and documents relevant to its activities.

Audit Committee of the Board

duties and responsibilities

The duties and responsibilities of the Committee are to review and/or report to the Board on the following:

1. External auditors:
   - The scope of their work.
   - Their audit report and Management Letter including Management's responses.
   - Recommendation on the nomination, appointment or re-appointment of the External Auditor and their fees.

2. Internal Audit:
   - Independence and authority to carry out its work.
   - Adequacy of the scope of work, resources and functions of Internal Audit in relation to risk management, internal control and governance processes.
   - Audit plan, programme and processes.
   - All audit reports and Management's remedial actions and where appropriate to direct Management to undertake the necessary measures.
   - Appointment, performance and remuneration of all Internal Audit staff.

3. Financial Reporting:
   - Quarterly and year-end financial statements focusing on any changes in accounting policy, significant and unusual events, compliance with accounting standards and other legal and regulatory requirements.
   - Any related party transactions and conflict of interest situations that may arise within the Bank or Group including any transactions, procedures or courses of conduct that may raise questions of management integrity.

4. Annual Report:
   - ACB'S activities for the financial year.

attendance at meetings

During the financial year ended 30 June 2003, the ACB held a total of 19 meetings. The details of the attendance of the Committee members are as follows:

Name of Committee Member	No. of Meetings attended
Teh Soon Poh	18/19
Haji Mohd Hashir bin Haji Abdullah	19/19
Mohammad bin Abdullah	18/19
Datuk Abdul Rahman bin Mohd Ramli	16/19

The executive directors and the Chief Audit Executive are invited to attend the meetings. The External Auditors, Ernst & Young, attend meetings on special matters only when necessary. The Company Secretary, Puan Mahiram Husin, is the Secretary to the ACB.

activities

During the year, the following activities were undertaken:

1. Reviewed the Annual Audit Plan for the financial year 2002/2003 to ensure adequate scope and coverage over the activities of the Group.
2. 380 internal audit reports on audit assignments were tabled and deliberated. The ACB reviewed all Examiners' reports from Bank Negara Malaysia, audit reports of the External Auditors and other regulatory authorities. The ACB reviewed Management's responses to the aforesaid External Auditors' and Examiners' recommendations and actions taken to rectify weaknesses detected. Where necessary, the ACB had also directed that appropriate remedial actions be taken.
3. Deliberated the minutes of the meetings of the subsidiary companies' Audit Committees of their Board for an overview of the risk management and internal control systems.
4. Reviewed the financial statements and ensured that the financial reporting and disclosure requirements of relevant authorities had been complied with.
5. Evaluated the performance of the External Auditors and made recommendations to the Board on their appointment, scope of work and audit fees.

6. Reviewed the quarterly audit performance reports to ensure the adequacy, performance, progress, achievement and coverage of the internal audit functions.
7. Examined the adequacy of the skills, knowledge and core competencies of the internal auditors. This included reviews of the training programmes initiated.
8. Provided independent evaluation on the performance and remuneration package of all audit staff in accordance with the requirements of Bank Negara Malaysia's Garis Panduan 1.

internal audit function

Internal Audit plays a key role in assisting the ACB to oversee that Management has in place a sound system of risk management, internal control and governance. As a business partner, Internal Audit is engaged in executing its assurance and consultative role through programmed activities to review the operations of business units. The selection of the audit universe leading to the formulation of the audit plan is on a risk based approach and in cognizance with the Group's objectives and policies in the context of its evolving business model. The Audit Plan is reviewed and approved by the ACB. Priority is given to areas of higher risks. The audit reports are submitted to the ACB for its review. This enables the ACB to perform its oversight function by forming an opinion on the adequacy of measures undertaken by Management.

Internal Audit also plays its consultative role by reviewing and recommending improvements to current risk management, internal control and governance processes, where appropriate. In addition, reviews of new business initiatives/projects are carried out through the system development process prior to implementation. As an added assurance, all new projects implemented are subjected to post implementation reviews by internal auditors.

The internal auditing function is organised on a Group basis and provided with adequate resources to discharge its functions. Consistent with this approach, the internal audit function is supervised centrally with support from resident auditors in selected overseas locations where Maybank operates, namely in Singapore, Philippines and Indonesia. Technical support especially in relation to information technology systems and developmental initiatives are centrally driven to ensure consistency of standards and applications.

The Code of Ethics and the Standards For The Professional Practice Of Internal Auditing (SPPIA) of the Institute Of Internal Auditors and the Practice Advisories issued by the Institute are used where relevant as an authoritative guide for auditing procedures.





"We began our financial year on a positive note. Economic growth was trending up reaching the peak of the current cycle at 5.8% during the third quarter of 2002."

Tan Sri Mohamed Basir bin Ahmad
Chairman

To Our Shareholders,

It is with great pleasure that we present to you the Annual Report and Statement of Accounts for the year ended 30 June 2003.

overall business environment

We began our financial year on a positive note. Economic growth was trending up reaching the peak of the current cycle at 5.8% during the third quarter of 2002. However, as we progressed further into the year, it became increasingly apparent that the growth momentum relied substantially on the Government fiscal stimulus. Private economy was affected by the threat from terrorism, uncertainties in the Middle East and until recently, the fall-out from the SARS epidemic. What should have been an exciting period for the financial industry, turned out to be a challenging one. Competition in the traditional banking sector was more intense as key industry players shifted their focus to retail financing and the small and medium scale industry (SME). Hence, even before the base lending rate was adjusted lower in May 2003, the interest margin on loans had already narrowed under the weight of market competition. With the system being flushed with liquidity, banking institutions had to bear a negative carry on customer deposits and this created additional pressure on the interest margin.

At the system level, overall loans growth had been relatively moderate at 3.9%, with the expansion coming entirely from the consumer and SME segments. The large corporates, attracted by cheaper financing cost and the opportunity to de-leverage, had increasingly resorted to the private debt securities as sources of financing. The equity market performance, on the other hand, was anaemic. The average daily trading volume during the twelve-month period to June 2003 was 198.7 million units against 297.6 million units during the preceding period. This discouraged new equity offerings.

LETTER TO shareholders

Maybank group: recent achievements

The challenging business environment has not dented the competitive spirit of Maybank. On the contrary, it has strengthened our resolve to be the leading financial institution not only in Malaysia but also across this region. We want to be admired by all our stakeholders as a progressive institution with an excellent standard of service. Among the achievements we made were:

1. **Leader in transactional banking:** The Group recognised that revenue from transactional banking, in particular remittances and payment services, offers strong growth potential and is able to minimise the impact of a narrowing interest margin. Hence, in the last several years, we aggressively built up a comprehensive and efficient infrastructure to support this business. This included increased numbers and functionalities of our automated teller machines (ATM), introduction of internet banking and other electronic banking channels, creating efficient remittance and fund transfer services, establishment of specialised business centres, bureau de change and retail sales offices as well as a well-trained sales force. The outcome of these efforts can be seen from the growth in transactional fee income of around 10% during the review period.

2. ***Organisation with a strong sales culture:*** The Maybank Group went through a major transformation in the last one and a half years to support the inculcation of a strong sales culture. Along with this, several phases of our customer relationship management programme were rolled-out. An incentive system based on individual performance had also been implemented for the Group sales force and service level agreements between support and business divisions been put in place. The results of these initiatives have been encouraging. The life insurance gross premium, number of credit cards issued and sales of unit trusts rose by 58.7%, 28.1% and 58.8% respectively. Maybank's total cross sell ratio as at June 2003 ranged from 3.8 products per person for the upper customer segment to 3 products for the middle customer segment.

3. **Market Competitiveness:** While market competition had increased, Maybank was able to maintain its market share of the business. The Group's domestic market share for loans was 21.1% and deposits, in excess of 30%. In the trade finance business, our share of the market rose from 21.1% to 23.0%. The fact that our market share remains relatively unchanged and our net interest margin on performing loans protected, reflects our ability to compete on quality of service and superior products.

"The Maybank Group went through a major transformation in the last one and a half years to support the inculcation of a strong sales culture. Along with this, several phases of our customer relationship management programme were rolled-out."

Amirsham A Aziz
President and CEO



4. **Market positioning of the Group:** Maybank is a dominant player in the commercial banking business. Continuous efforts have also been made to improve our market positioning in other business lines. In the life insurance business, the overall market share for new business was slightly under 10%, placing the company in fifth position – a one-notch improvement over the previous period. In fact, in one particular product, which is investment linked, it commanded around 23% market share. Maybank is also a dominant player in the Islamic banking business with a market share of loans around 27.1%.

5. **Risk management and financial strength:** Several initiatives were undertaken to strengthen our risk management framework and these have been a continuing exercise. For instance, the Group is now working towards putting in place an integrated risk management framework and gearing itself for the implementation of the Basel II Accord. For all the efforts the Group had taken in recent past, it had a positive impact on the asset quality. Newly classified NPLs during the financial year fell by 12.8% resulting in our net NPL ratio improving from 7.2% to 6.2%. The reserve coverage on non-performing loans improved from 71.2% to 76.0% with core capital ratio at a strong level of 10.61%.

financial performance

The focus above reflects our current strategy to address the challenge posed by narrowing interest margins. In fact, during the review period, net interest margin on earning assets at the Group level declined by 19 basis points to 2.91%. While loan growth was respectable, it was barely sufficient to cover the gap created by the margin reduction. As a result, net interest income for the Group reduced slightly to RM3.90 billion from RM3.94 billion in the previous financial year. Non-interest income fell slightly by 0.7% and this was attributed to lower foreign exchange profit, brokerage income and write back of provision for diminution in value of investment securities. The continuing improvement in asset quality had a major positive impact on the Group. Loan loss and provision was reduced by 34.6% to RM901.1 million and arising from this, the Group recorded a profit before tax of RM2.62 billion or an increase of 11.3%. Net profit improved by 20.3% to RM2.0 billion and this is attributable to a lower effective tax rate of 21.5%. This profit level represents a net return on average adjusted equity of 16.1% against 14.8% in the previous year. Earnings per share improved from 46.5 sen to 56.0 sen. A detailed discussion on the financial performance for the Group and subsidiary companies is given on pages 122 to 132 under the heading of Management Discussion and Analysis.

The improvement in profitability has strengthened further the capital base of the company. At the Bank level, total shareholders' funds rose from RM10.4 billion to RM11.3 billion and at the Group level, from RM12.7 billion to RM13.5 billion.

management of capital and dividend

The improvement in profitability has strengthened further the capital base of the company. At the Bank level, total shareholders' funds rose from RM10.4 billion to RM11.3 billion and at the Group level, from RM12.7 billion to RM13.5 billion. Measured in relation to total risk weighted assets, the total capital ratio as at June 2003 was 15.25%.

From the shareholders' viewpoint, the size of the capital fund has to be justified by the value it is creating and more importantly, the return has to be superior to the alternative investment in a similar risk category. The Maybank Group has responded to this challenge with a net return on average shareholders' funds of above the industry average. Following this outstanding performance, we had, in addition to an interim dividend of 10% less 28% taxation, declared a tax exempt dividend of 25%.

The Group continues to manage its capital base efficiently and in a most pro-active manner. The size of our capital should be sufficient to support the medium term growth of our business and creation of new value drivers as well as provide an adequate buffer to the whole spectrum of risks relevant to our business. Balancing the expectation of our shareholders and demand for capital from the business, the Group will strive to deliver a sustainable dividend yield over the medium term – the level of which takes into account the alternative investment return in a similar risk category and the prevailing market conditions. Based on this premise, the Board of Directors is recommending a final dividend of 17%, less 28% income tax.



awards and recognition

Maybank continues to be recognised as a leading financial institution both in Malaysia as well as in the region. Apart from being the only public listed company in Malaysia included in 'The 2003 Global FT500 Companies', Maybank's position in the global ranking of financial institutions improved from 127th position to 123rd position. It was named Malaysia's 2003 Bank of the Year by the Banker Magazine of the United Kingdom and the Best Islamic Retail Bank by Euromoney magazine. For the second year running, Maybank was presented the Corporate Excellence Award by the Kuala Lumpur Stock Exchange. In Singapore, Maybank was given the recognition as an organisation with excellent workplace health promotion programme by the Health Promotion Board and for the second consecutive year, the 2002 Arts Supporter Award by the National Arts Council. Several of our subsidiary companies were also recognised for their achievements. Aseambankers, in particular, was named 'Best at Islamic Bonds' for Malaysia by Euromoney magazine and Mayban Unit Trust received a commendation from the Association for Socially Responsible Investment (ASrIA) for launching Malaysia's first Ethical Trust Fund. ASrIA is a non-profit Hong Kong based organisation dedicated to promoting corporate responsibility and sustainable investment practice in the Asia Pacific Region. For the Malaysian Unit Trust Fund Award 2002, Mayban Balanced Trust Fund won number one position in the Mixed Asset Balanced Funds category.

strategic initiatives

While we have recorded major achievements in the past, we also recognise that the landscape of our business is fast changing and along with it, a new set of challenges will emerge. To prepare ourselves for these challenges, we have at the corporate level, focused on four key areas and they are, quality of human resource, efficient capital management, cost optimisation and service level enhancement.

We anticipate that the banking sector will undergo significant structural transformation. The sector's survival will no longer depend on the size of assets it has in the balance sheet but on how efficient it can intermediate the overall commercial transactions as well as use its distribution network and customer base, to sell financial products and services. Responding to this transformation, we have re-focussed our recruitment drive and skills development programmes in line with this changing trend. The reward system for the sales force has undergone a major change with the introduction of a new incentive system based on individual performance. In addition, the performance evaluation system and career progression have taken a new dimension with the introduction of the Balanced Scorecard framework for the former and a system recognising individual talents for the latter.

Service standard is an important part of the banking business. The standards range from reliability of service, turnaround time, convenience in terms of accessibility and service ambience as well as friendly and appreciative staff.

The Group continues to accord high priority on the efficiency of capital management. Initiatives in this area include the enhancement of customer and business line profitability models as well as the development of a framework to estimate returns on risk adjusted capital. We are confident that with these tools, the management will be in a better position to allocate capital more efficiently along different business lines. In addition to this, we continue to assess the viability of all our business activities. An in-depth study was undertaken on the prospects of Mayban Futures Sdn Berhad and based on this study, a decision was made for the company to cease its business operations.

Rigidity of overhead costs is a major challenge to the banking industry especially with the current development, which points to a shorter and more volatile business cycle. The Group is responding to this challenge through centralisation of back-office operations, which eliminates duplications, as well as the out-sourcing of non-core functions. With regard to the latter, Maybank recently entered into an agreement to out-source its IT infrastructure in Malaysia and Singapore to CSC Group. In addition to this, the performance oriented staff remuneration package will further increase the flexibility of the overhead cost. For the Group, the ultimate objective is not indiscriminate cost cutting which does not provide room for capability building but ensuring that cost will respond to business cycles in the same manner as the revenue growth.

Service standard is an important part of the banking business. The standards range from reliability of service, turnaround time, convenience in terms of accessibility and service ambience as well as friendly and appreciative staff. In meeting these needs, we have emplaced a framework of service level management, which sets the standard for turnaround time on business processes. We have also renovated our premises extensively to provide greater convenience to customers. Our technological capabilities allow customers to perform their financial transactions without being constrained by rigid operational hours or geographical locations.

Our investments in taking these initiatives forward have been very significant and the conveniences they afford to our customers have created a new banking experience at par with those in developed countries. With thinning interest margins, it is unlikely that the cost of these investments can be covered through cross-subsidisation, which has been the norm in the past. Hence, it is important for us to begin segmenting the customer base and ensuring that the relationship is built on a win-win platform.



prospects

The economic outlook for the current financial year is encouraging especially with improving sentiments in the country's major trading partners and the building up of momentum in the growth of domestic spending. In line with this economic trend, growth in the industry's outstanding loans is expected to strengthen to 7.5% from the previous financial year of 3.9%. Demand for loans will continue to come from the retail and SME segment of the market. New equity offerings are likely to increase as the current positive market sentiment is expected to prevail. Excess liquidity will continue to pose a challenge to the banking sector and this calls for more creative liability management.

For Maybank, our strategic focus will be to maintain the present market share. In an environment of growing loan demand, it would mean keeping the loan growth in tandem with the industry. We are confident of meeting this objective given our superior products and services as well as well balanced funding sources, which provides a base for competitive pricing.

While loan growth will drive expansion in fund-based income, transactional banking activities will emerge as a fast growing revenue stream as it serves as an important platform to the growth and development of the domestic services industry. Currently, the service sector accounts for more than half of the GDP and this will increase as the economy moves up its maturity ladder. For Maybank, the opportunities from transactional banking have long been recognised. Over the years, we have expanded our overall delivery network, enhanced inter-country service connectivity and obtained a large base of payee corporations to support payment services. In addition, we have also built up a significant credit card base and efficient infrastructure for customers to undertake share trading at our branches. These initiatives will continue to be pursued in the years to come to maintain our leadership in this business.

Complementing the strong drive in transactional banking, the Maybank Group will continue to strengthen its sales capability. With slightly under 7 million retail customer base, Maybank can certainly create value from cross selling the Group's financial products and services. What is required is the full utilisation of customer relationship management capabilities, a trained sales force, appropriate reward system and specialised outlets for different segments of the market. All these initiatives are already in place and the strategy forward is to enhance their effectiveness. For specialised service outlets, their number will continue to be expanded.

Investment-linked insurance products and unit trusts have enabled the Group to address the excess liquidity problem while at the same time provided opportunities for the customers to benefit from the growth and development of the capital market.

The prospects of better economic performance have injected a greater degree of optimism to the equity market. We look forward to benefit from this development by aggressively competing in the investment banking business and stockbroking.

Indeed, one of the major challenges for us is to address the excess liquidity. However, given a well-diversified business structure, this can be turned into new business opportunities, some of which we have already capitalised. In particular, investment-linked insurance products and unit trusts have enabled the Group to address the excess liquidity problem while at the same time provided opportunities for the customers to benefit from the growth and development of the capital market.

acknowledgement

We would like to record our sincere appreciation to our customers, staff and shareholders for their contributions in making Maybank the leading financial institution in Malaysia. We would also like to thank our fellow board members for their wise counsel and the various regulatory authorities for their understanding and support.



Tan Sri Mohamed Basir bin Ahmad
Chairman of the Board



Amirsham A Aziz
President and CEO






Financing Your
Automobile



58
retail financial services

64
enterprise financial services

68
automobile financing

74
cards business

84
insurance business

88
international banking





Operations Review







investment
banking



islamic
banking



risk
management



human resource
management and
development



community
relations









9.6%

growth for domestic housing loan portfolio

Maybank is the leader in the Malaysian retail financial services. This business is operating on a loan base in excess of RM31.2 billion, deposit base of RM60.1 billion and a customer base of almost 7 million.

Retail Financial Services

849.46 +

6,464.61 +

5,464.61

58,778.44

54,651.51

54,646.15

6,461.61


Maybank

Maybank is the leader in the Malaysian retail financial services. Our vision is to maintain this position and use it as a base to strengthen our banking business in countries where we have a significant presence. This business, excluding automobile financing and credit cards, is operating on a loan base in excess of RM31.2 billion, deposit base of RM60.1 billion and a customer base of almost 7 million. Maybank's retail financial services operate through four major business domains, i.e. daily banking; financial protection services; retail financing; and saving and investment.

Daily Banking Domain: This business domain focuses on the daily transactional needs of customers. In Maybank, the customers have a wider choice of service channels to conduct their business. This can be through our newly designed sales and service outlets including bureau de change; multi-functionality electronic channels, including internet banking; phone banking as well as the call centre. The key focus for this business domain is to provide an excellent standard of customer service through a wider range of payment and financial services; contacts with knowledgeable and attentive personnel; reliable and efficient technology; and a modern banking ambience. Indeed, substantial investments were committed to put these in place and they range from investments in people, processes, premises, product development and technology. The outcome of this was the transformation of our branches into sales and service outlets and in some places, specialised share investment centres and private banking centres. The former is to handle share trading business while the latter is for high networth customers. Although the business potential of this domain is yet to be fully explored, the results have been very encouraging. For instance, the number of transactions through internet banking during the year rose 64.4% over the previous financial year. The highest increases were noted for bill payments and third party fund transfers which doubled in volume. Transactions through automated teller machines continue to grow with more functions added to them. The waiting time at the sales and service outlets were substantially reduced, thus providing a suitable atmosphere to introduce customers to the wide range of the Group's financial products and services. In aggregate, revenue from transactional banking services rose by about 10%, a commendable performance considering that foreign exchange business and volume of remittances were impacted by the decline in tourist arrivals during the SARS outbreak and at one stage, the reduction in the number of foreign workers.

The number of transactions through internet banking during the year rose 64.4% over the previous financial year. The highest increases were noted for bill payments and third party fund transfers which doubled in volume.



Financing Domain: This is the most competitive business domain as key competitors in the market shifted their focus to the retail banking business. The most competitive area during the year was in the financing of residential houses, where the interest margin was under tremendous pressure and marketing costs incurred in acquiring customers rose significantly. Despite this, the Group continued to record a respectable growth of 9.6% for its domestic housing loan portfolio. Indeed, this was lower than the overall industry growth and hence the Group's market share deteriorated slightly to 17.9% from 19.0% a year earlier. Such a reduction in market share was inevitable as our strategy is based on having a mutually profitable relationship with our customers. Growth for other retail loans was impacted by the overall economic environment. Share financing, including for the purchase of unit trusts, recorded a negative growth of 2.7%, as the sentiment in the equity market during the period was generally weak.


Mayban Unit Trust
CUSTOMER SERVICE

Saving and Investment Domain: With its strong branding, ranging from financial strength to service coverage, the Maybank Group continued to dominate the saving and investment business domain. During the year, banking deposits (including deposits in our finance company) of individuals from Malaysian operations rose by 10.4%, thus increasing our market share from 20.6% to 21.4%. Given the sizeable excess liquidity in the system and the downward rigidity in the market interest rate movements, there had been a negative carry on these deposits. Hence, the strategic focus during the period was an aggressive re-balancing of deposit portfolios and the creation of opportunities for customers to place funds in financial products with upside potential on returns. Among those products were the closed-end investment linked insurance product, known as Premier Capital Guarantee, and Mayban Enhanced Bond Trust Fund. The former was developed by the Group's life insurance company, Mayban Life; whilst the latter by Mayban Unit Trust. Premier Capital Guarantee received tremendous response from the public, resulting in the manager of

With its strong branding, ranging from financial strength to service coverage, the Maybank Group continued to dominate the saving and investment business domain. During the year, banking deposits (including deposits in our finance company) of individuals from Malaysian operations rose by 10.4%, thus increasing our market share from 20.6% to 21.4%.

the fund doubling its size after five days of its launch. Three new unit trust products were also introduced during the year. These funds were Mayban Dana Ikhlas, which is a syariah approved balanced fund, Mayban Ethical Trust Fund, and Mayban Value Trust Fund.

Financial Protection Domain: This business domain is to serve the financial protection needs of retail customers. In meeting the needs of our customers, several new insurance protection products were launched during the year. Among them was Premier Personal Accident Insurance, which was launched in late December 2002. With the commencement of the Group takaful business in July 2002, we have introduced a mortgage takaful product to the market and it is expected that another product, known as home building, will be in the market by end 2003. The success seen in both financial protection and saving and investment business domains can be attributed to the business model we are adopting and this, in particular, is the bancassurance model.

Given the positive outlook on the domestic economy as well as the region, Maybank Group Retail Financial Services is confident that its business will continue to grow. Apart from expanding further its lending activities in line with the growing demand for consumer financing, strong emphasis will be given to the growth in fee income. This will come from the distribution of a wider range of financial products as well as transactional fees, payment services and brokerage income.





Enterprise Financial Services

33 business

centres located throughout the country

Maybank maintains its position as the leading financier of the country's industrial growth and external trade.
We are differentiated from the rest by our financial strength, service convenience, strong branding and the philosophy of wanting to grow along with our customers.



Maybank maintains its position as the leading financier of the country's industrial growth and external trade. We are differentiated from the rest by our financial strength, service convenience, strong branding and the philosophy of wanting to grow along with our customers. These differentiations have been further amplified with the enhancement of our technological capability, provision of dedicated business centres and approach to relationship banking. In addition, continuous improvement in workflow and procedures are made to meet customers' expectations. Hence, despite the challenging operating environment in the last twelve months, the outstanding loans of Maybank enterprise banking business grew by 7.1%.

During the twelve-month period to June 2003, total domestic loans, excluding from the Labuan offshore office, extended to large corporates rose by only 0.1%. This can be attributed to the prevailing excess production capacity, which dampened the rate of investment growth, particularly in the manufacturing sector. Furthermore, the shift to the debt capital market continued during the period and some corporates have even pre-paid their loan obligations. However, the impact to the Group was minimised by the active involvement of our investment banking group in the primary market of private debt securities. We, as a Group, are also investing in these financial papers. Hence, taking into account our holding of private debt securities, total financing to large corporates by our domestic operations rose by 2.5%.

While there was only a moderate growth in loans to large corporates, the rate of expansion in financing facilities extended to small and medium scale enterprises had been remarkable. During the year, this segment chalked up an impressive growth of 12.6% and commanded a market share of 18.9%. About 69.4% of the increase in loans to this segment went to the manufacturing, construction and general commerce and they were mainly for working

Continuous improvement in workflow and procedures are made to meet customers' expectations. Hence, despite the challenging operating environment in the last twelve months, the outstanding loans of Maybank enterprise banking business grew by 7.1%.

capital. Maybank played a significant role in the Government aided loan schemes, particularly loan facilities guaranteed by the Credit Guarantee Corporation and financing schemes for Bumiputra businesses. To date, Maybank has approved RM4.4 billion under the New Principal Guarantee Schemes, RM725.6 million under the Fund for Small and Medium Scale Industry (2) and RM365.0 million under the New Entrepreneurs Fund. During the financial year, lending under Government aided loan schemes rose by 29.5%. Besides financing, we also provide training and advisory services to assist Bumiputra entrepreneurs to manage their businesses. For our Singapore operations, lending to the small and medium scale industry rose by 2.7% against the industry of -3.0%.

Driving the small and medium scale industry business are the 33 Business Centres. These centres are well spread out across the country with teams of account managers responsible for relationship management, utilisation of facilities and customer service. Another five Business Centres are planned to be rolled out in the current financial year.

The Maybank Trade Finance business model which was launched during the previous financial year and currently operating through 15 trade finance centres, continued to record remarkable achievement. This was proven with an 18.8% growth in business volume, 13.5% increase in income, 23.0% market share and an improvement in the utilisation rate by 7.2% during the year.

In keeping with technological developments as well as providing comprehensive financial solutions to our customers, Maybank's enhanced Cash Management service was launched during the year. The product which is accessible online through Maybank2e.net, comes with the entire suite of cash management services such as disbursements, collections and receivables management, liquidity management, e-dividends, treasury and trade integration.

Given the increasing attractiveness of the private debt market as an alternative source of funding for large corporates, the relationship managers of Enterprises Financial Services worked closely with our Investment Banking Group to provide solutions for these customers' financing requirements. A strategic alliance was also formed with Mizuho Bank of Japan with the setting up of a Japan Desk to secure more business from Japanese customers in Malaysia.









Automobile Financing

RM10.5 billion

total automobile financing

Maybank Group is a major player in the domestic automobile financing business. Despite less than robust economic conditions and a slowdown in motor vehicle sales during the first half of 2003, automobile financing expanded by 15.3% for the year.





Maybank Group is a major player in the domestic automobile financing business. Despite less than robust economic conditions and a slowdown in motor vehicle sales during the first half of 2003, automobile financing expanded by 15.3% to RM10.5 billion for the year. Hire Purchase (HP) financing product, which comprised 97.1% of total automobile financing, surged by 15.9% to RM10.2 billion compared with RM8.8 billion last year.



Several initiatives pursued by the Group proved instrumental in sustaining our leadership position in the automobile financing market. Among the initiatives undertaken during the period was the emplacement of a new business model, which is driven by the extensive use of technology in the work processes to achieve faster turnaround time in approval and disbursement, automatic credit scoring and centralised approval. The investment on infrastructure to provide better service is augmented by the development of a service strategy to choose the optimum mix and level of service for different client sets, resulting in cost savings.

The aggressive marketing and pricing strategies employed by the passenger car manufacturers provided customers a wider range of quality cars and affordable choices. The Group had actively joined hands with major car distributors and dealers to beef up consumer interest and place our representatives closer to customers. The Group had also aligned and strengthened itself in the used car business. It maintained an active involvement in sales campaigns and carnivals of used cars.

In line with efforts to enhance market penetration, the Group had expanded its used car dealer relationships from 759 to 1,510. Vehicle financing for used cars rose significantly by 57,421 units or 129% to reach 101,832 units from 44,411 units last year.

Capitalising on its capabilities, the Group strengthened its position in Singapore and established a footprint in the Philippines. In Singapore, the Group has developed a critical mass in the commercial vehicle segment and secured second position in new commercial vehicle financing with a 22% market share. During the year, the Philippines' operations also launched automobile financing and to date, it had secured a 2% market share.

In line with efforts to enhance market penetration, the Group had expanded its used car dealer relationships from 759 to 1,510. Vehicle financing for used cars rose significantly by 57,421 units or 129% to reach 101,832 units from 44,411 units last year.



28.1%

growth in issuance of new credit cards

Maybank commanded a 23.0% market share in the merchant acquiring business, 13.5% in the credit card issuing business and accounted for 14.7% of total domestic credit card receivables.

Cards Business



The Cards business has a promising future in Malaysia as society becomes more accustomed to the convenience of cashless transactions, increasing cross-border movements of people and fast growing online commercial dealings. Maybank has long recognised this potential and was the first local bank in Malaysia to introduce credit cards. As at June 2003, Maybank commanded a 23.0% market share in the merchant acquiring business, 13.5% in the credit card issuing business and accounted for 14.7% of total domestic credit card receivables. These parameters placed Maybank as the market leader in the acquiring business and among local institutions, it is the leader in the issuing business.


Maybank

Maybank continues to be aggressive in building up the base for its cards business. The major focus during the year was to enhance value from the utilisation of its cards. Among these were exclusive deals on holidays and shopping privileges, incentives for transferring of credit balance, contests and lucky draws, as well as easy payment programmes.

During the twelve-month period to June 2003, Maybank recorded a 28.1% growth in the issuance of new credit cards and 30.1% growth in credit card receivables. Merchant sales for credit and debit cards rose by 34.6% and 53.6% respectively. These were remarkable achievements considering the intensified competition in the business as well as moderate growth in consumer spending and for a brief period, a significant drop in tourist arrivals.

The strength of Maybank in this business line is well recognised. During the review period, we were presented with the Gold Award by MasterCard International for having the best overall marketing program for the entire Asia-Pacific region. This award was in conjunction with the World Cup 2002. Based on Bank Negara Malaysia's Benchmarking Study, Maybank topped the list in credit card approvals and processing. In June 2003, we were conferred the ISO9001 certification for card application and processing.

Maybank continues to be aggressive in building up the base for its cards business. The major focus during the year was to enhance value from the utilisation of its cards. Among these were exclusive deals on holidays and shopping privileges, incentives for transferring of credit balance, contests and lucky draws, as well as easy payment programmes.

During the year, focus was given to developing the debit card business which began with the launching of the chip-based bankcard that replaced the old ATM card. This new bankcard has three payment applications i.e. e-Debit (electronic debit at point-of-sale), MEPS Cash (e-purse or electric storage of monetary value), as well as all the ATM functions. Apart from encouraging customers to change to this new smart chip-embedded card, merchant terminalisation is also being aggressively pursued with more than 4,000 outlets already accepting the debit card as the mode of payment.





Investment Banking

70 corporate finance assignments and M&A advisory transactions completed during the year.



Investment banking activities of Maybank were further strengthened during the financial year. This was through participation in 12 deals worth RM12.768 billion. Aseambankers was the joint arranger and manager for Syarikat Prasarana Negara Berhad's RM5.468 billion Redeemable Serial Fixed Rate Bonds, which was the largest Private Debt Securities deal of the year. It was also the principal advisor and lead arranger for YTL Power Generation Sdn Bhd's RM1.3 billion Medium Term Notes Issuance Programme; and joint arranger for Nestle Foods (Malaysia) Sdn Bhd's RM700 million Al-Murabahah Commercial Papers/Medium Term Notes Issuance Programme. For calendar year 2002, Aseambankers was named 'Best at Islamic Bonds' by Euromoney magazine.

In the area of corporate finance, Aseambankers had completed cross border Merger and Acquisition (M&A) activities from its involvement in various transactions, notably as the Local Advisor in the YTL Power International Berhad and Wessex Water Limited deal. A total of 51 corporate finance assignments were completed during the year. In M&A advisory, it completed 19 transactions, totalling RM15 billion in value. Noteworthy among them were the acquisition of RHB shares by the Utama Banking Group and its disposal of Bank Utama (Malaysia) Berhad, acquisition of Malakoff Berhad by Malaysian Mining Corporation and the merger of MCIS Insurance Berhad and Zurich Insurance Malaysia Bhd.

Despite poor market sentiment, four Initial Public Offerings (IPOs) worth RM567.35 million were undertaken during the year. In the area of corporate restructuring, Aseambankers completed three transactions with total value of RM304.69 million.




Mayban Securities Gallery

Aseambankers is positioning itself to tap the opportunities in the Middle-East market. It has initiated plans to penetrate the market especially in structured Syariah-compliant products with international appeal such as Ijarah or Istinar transactions, Salam papers (advance payment sale) and Musharakah (joint venture).

Aseambankers has strengthened its research unit primarily to provide quality, independent research material to empower investors with economic and market knowledge when making considered investment decisions. The research materials "Fixed Income Weekly" and "Bond Beat" have a wide following among members of the investment community.

At Mayban Securities, an integrated Research Unit generates investment ideas and devises investment strategies for the benefit of its customers. The Unit provides technical views and analysis for investors with trading inclination. The ideas are disseminated primarily through the in-house dealers, remisiers and Maybank Share Investment Executives all over Malaysia using electronic mail, the Internet on www.maybank2u.com and paper-based reports.

Aseambankers is positioning itself to tap the opportunities in the Middle-East market. It has initiated plans to penetrate the market especially in structured Syariah-compliant products with international appeal.




PERBANKAN
ISLAM

38.8%

increase in total Islamic financing

Maybank has a sizeable Islamic banking operation. As at June 2003, the Group's Islamic banking financing accounted for 27.1% of the total Islamic financing extended by the domestic banking system.

Islamic Banking




Maybank
Islamic
Division

Maybank has a sizeable Islamic banking operation. As at June 2003, the Group's Islamic banking financing accounted for 27.1% of the total Islamic financing extended by the domestic banking system. During the year, total Islamic financing by the Maybank Group increased by 38.8% to RM12.8 billion. The increase came largely from the Bank, which recorded a growth of 43.2%. With this performance, Islamic financing accounted for 14.3% of the Bank's domestic operations, hence exceeding the 11% target set by Bank Negara Malaysia for 2004.

For the Group as a whole, 51.8% of the financing was for the purchase of residential properties and another 13.0% for the financing of transport vehicles. Manufacturing, on the other hand, accounted for 9.2% of total Islamic financing.

Maybank is also a major mobiliser of Islamic funds. As at June 2003, total customer deposits for the Group was RM11.0 billion and this represents a 22.3% market share. Individual depositors accounted for 25.5% of the total while business enterprises made up another 34.7%.

Islamic Banking continued to record profitable operations and this is due to the focus given to the business, the operating model as well as the trust and confidence from all our customers. For the financial year 2003, the Maybank Group Islamic banking operations registered a profit after tax and zakat of RM120.7 million. This was a reduction from the previous year's level of RM178.4 million. The reduction, in part, was due to the introduction of profit equalisation reserves amounting to RM65.5 million.


Take a good look at
Murabahah OD and
At-Tamwil OD
Overdraft
Maybank

Maybank is also a major mobiliser of Islamic funds. As at June 2003, total customer deposits for the Group was RM11.0 billion and this represents a 22.3% market share.




Maybank

Insurance Business

RM135.7 million

aggregate pre-tax profit

The insurance business recorded a respectable growth with aggregate premium income rising by 23.9%.
The largest increase was recorded in the life insurance business, which grew by 58.7%.


INSURANCE SAVINGS PLAN
HOME CONTENTS INSURANCE
PERSONAL ACCIDENT PLAN
PELAN KEMALANGAN DIRI
MEDICAL & HEALTH PLAN FOR LADIES

The insurance business of Maybank continues to show a stable performance with an aggregate pre-tax profit for the year of RM135.7 million. During this period, it recorded a respectable business growth with aggregate premium income rising by 23.9%. The largest increase was recorded in the life insurance business, which grew by 58.7%.



Maybank's takaful business commenced operations in July 2002. In the first year of its operations, the company recorded a cumulative contribution of mortgage takaful amounting to RM16.2 million.

Based on new business premium, which grew by 78.3%, Mayban Life Assurance Berhad was ranked fifth – a notch higher than a year ago. The improvement in market position can be attributed to the growth in its investment-linked product, which contributed about 62.2% of the total new business premium. For the company, the response to this close-end investment linked product was beyond expectations as it was over-subscribed on the day it was launched. During the year, Mayban Life also continued to focus on improving its service standard.

Growth in the gross premium written for non-life insurance business declined slightly by 8.6%. The decline can be attributed to prudent risk selection and underwriting, especially in large corporates which recorded a reduction of 35.6%. The focus of the non-life business during the year was on the retail segment. In line with this focus, a new product, Premier Personal Accident was introduced in late December 2002.

Maybank's takaful business commenced operations in July 2002. In the first year of its operations, the company recorded a cumulative contribution of mortgage takaful amounting to RM16.2 million.





15%

expansion in loan base of Maybank's international operations

As at June 2003, total assets from international operations amounted to RM22.9 billion.

International Banking



Maybank has sizeable international operations. As at June 2003, total assets from these operations amounted to RM22.9 billion or 13.2% of the total. Despite competition and a challenging operating environment, the loan base of the international operations expanded further by 15.0% during the year. With a significant network presence in Singapore, Brunei Darussalam and the Philippines, the business focus in these countries is in retail banking. For the rest, the focus is on wholesale banking, trade finance and payment services.

During the year, Maybank expanded into the Middle East with the establishment of an offshore banking unit in Bahrain on 1 September 2002. The Bahrain office will serve as a bridge that facilitates the flow of Islamic and conventional financial products between the Southeast Asian region and the Middle East.

Singapore, being the largest overseas operations, recorded a loan growth of 15.8%. The increase was attributed to hire purchase, housing loans and credit cards. Business loans, however, declined due to the continued sluggishness in credit demand by corporates. Strong focus was given to fee income activities and during the year, significant achievements were made in the sales of insurance and unit trusts. Maybank continued to leverage on its qualifying full banking (QFB) status and in July 2003, it relocated two branches to the heartland of the business district. An off-site ATM was added to the network with the unit at Toa Payoh commencing operations in June 2003. Indeed, the most significant achievement for the operations in Singapore was the turnaround in its financial performance. Pre-tax profit for the financial year was RM95.9 million against a loss of RM98.8 million in the previous year.

Leveraging on strong credit demand and growing personal consumption, Maybank Philippines intensified its lending activities. The main focus was on consumer credit, specifically automobile financing. In total, the loan base of the Philippines' operations rose by 28.4% to Peso7.33 billion. In an effort to achieve operational efficiency, Maybank Philippines had embarked on a rationalisation programme, which involved the right-sizing of its branch network and staff strength.

During the year, Maybank received approval in principle from the People's Bank of China to undertake Remimbi services to cater to the needs of foreign individuals and enterprises. The Shanghai branch is expected to provide this service during the third quarter of 2003.

During the year, Maybank expanded into the Middle East with the establishment of an offshore banking unit in Bahrain on 1 September 2002. The Bahrain office will serve as a bridge that facilitates the flow of Islamic and conventional financial products between the Southeast Asian region and the Middle East.





principles

that serve as a foundation for the risk management process

The framework of risk management in the Maybank Group involves risk management principles, organisation structures, risk policy, as well as risk measurement and monitoring process.

Risk Management



Maybank Group has a diversified business. In the course of conducting this business, the Group is assuming various forms of risks and it is critical for us to identify, measure, integrate and manage these risks so as to contain the possible negative impact to the Group's earnings. In the medium term, this will also help us to allocate capital to our business appropriately. The framework of risk management in the Maybank Group involves risk management principles, organisation structures, risk policy, as well as risk measurement and monitoring process.



risk management principles

The following represent the seven broad principles that serve as a foundation for the risk management process at the Maybank Group:

1. The risk management approach is premised on three lines of defence - risk taking units, risk control units and internal audit.
2. The risk taking units are responsible for the day-to-day management of risks inherent in their business activities while the risk control units are responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this is the internal audit, which provides independent assurance of the effectiveness of the risk management approach.
3. Group Risk Management provides risk oversight for the major risk categories including credit risk, market risk, liquidity risk, operational risk and other industry-specific risks.
4. Group Risk Management ensures that the core policies of the Group are consistent, sets the risk tolerance level and facilitates the implementation of an integrated risk-adjusted measurement framework.
5. Group Risk Management is functionally and organisationally independent of the business sectors and other risk takers in the Group.
6. The Maybank Board, through the Risk Management Committee, maintains overall responsibility for risk oversight within the Maybank Group.
7. Group Risk Management is responsible for the execution of various risk policies and related decisions of the Board.

risk management organisation structure

The Board of Directors is at the apex of the Group risk management organisation structure. This follows from its responsibility in establishing policies with respect to the management of all risk categories and its accountability in ensuring effective functioning of the internal control mechanism. Assisting the Board in discharging this role are the three board committees; i.e. the Risk Management Committee, Credit Review Committee and the Audit Committee. The Risk Management Committee is responsible for formulating policies as well as to identify,

The Board of Directors is at the apex of the Group risk management organisation structure. This follows from its responsibility in establishing policies with respect to the management of all risk categories and its accountability in ensuring effective functioning of the internal control mechanism.





The two most important risks the Group assumes are specific financial industry risks and risks arising from the general business environment.

measure, monitor, manage and control the credit, market, liquidity and operational risks. The role of the Credit Review Committee is to review the decisions made by the executive level credit committee. The Audit Committee, on the other hand, is tasked with the responsibility of ensuring sound internal control framework and compliance.

All risk management activities in the Group pertaining to credit, market, liquidity and operational risks are under the responsibility of the Group Chief Risk Officer; while activities relating to internal control and compliance with internal and regulatory standards are under the Chief Audit Executive. In ensuring effective internal control and its integrity, the Chief Audit Executive operates independently and reports directly to the Board of Directors.

risk policy framework

The two most important risks the Group assumes are specific financial industry risks and risks arising from the general business environment. The policy framework in managing these risks distinguishes four kinds of risks; i.e. credit, market, liquidity and operational risks.

a. **Credit Risk:** In managing credit risk, equal emphasis is given to steps taken at the origination as well as at the preservation stage. At the point of origination, initiatives cover issues relating to people, processes and systems. With regard to people, the selection process is made more rigorous and it is mandatory for newly appointed credit officers to undergo a comprehensive Credit Training Programme. In addition, the Group also conducts on-the-job training and continuous professional education programmes. As required by Bank Negara Malaysia, all credit personnel have to sit for the Certified Credit Professional examination conducted by Institut Bank-Bank Malaysia (IBBM). The process aspect is in line with Bank Negara Malaysia's requirement for independent credit risk management. Under the Group's credit approval process flow, 'credit administration' and 'credit controls, review and analysis are performed independently of individuals involved in business origination. This process framework, however, does not apply to programme loans where appropriate systems are in place. Strengthening this framework further is the system of authority limits, set according to the grade of the officers and nature of the credit facilities; adoption of the Group risk rating system and an emplacement of the approving system for retail loans. Lending guidelines are also under constant review, taking into account the changing business environment.



The focus at the preservation stage includes the credit review process, the frequency of which depends on the risk characteristics of the facilities; detection of vulnerable accounts and a system of early warning signals. The Group also adopts a stringent policy on non-performing loan classification and provisioning for bad and doubtful debts which, taken together, will instil a higher degree of risk awareness across the organisation.

The Group adopts a proactive, policy-driven approach to portfolio management. The guiding principle is to diversify its loan portfolio mix and avoid any undue concentration of credit risk. In this regard, the Group has a formalised set of concentration policies relating to single customer limits and lending caps; economic sector focus and sectoral caps; collateral caps; country limits; bank limits and counterparty limits.

The Group management of credit risk includes taking the appropriate action to push for tighter loan monitoring and expediting loan recovery. For this purpose, a dedicated remedial management department is established at the head office as well as loan management centres at the various business zones.

b. **Market Risk:** This risk component encompasses price and interest rate risks, all of which are inherent in the ordinary course of the Group's business. Price risk is the risk to earnings as a result of adverse changes in interest rates, foreign exchange rates, equity and commodity prices, as well as in their respective correlation and volatility.

Maybank has a dedicated team responsible for market risk management. Apart from ensuring consistent methodology employed across the Group, the team continually evaluates risks and monitors compliance with approved policies and risk limits. Market risk profiles are regularly reported to the various levels of management or committees and the Board of Directors.

Market risk controls and measures adopted in the Group are in line with industry best practices and the Bank of International Settlements (BIS) recommendations and they include: Value-at-Risk methodology, independent mark-to-market valuation, on-line tracking of stop-loss limits for trading positions, stress testing of portfolios and the back-testing of market risk models.

Market risk controls and measures adopted in the Group are in line with industry best practices and the Bank of International Settlements (BIS) recommendations and they include: Value-at-Risk methodology, independent mark-to-market valuation, on-line tracking of stop-loss limits for trading positions, stress testing of portfolios and the back-testing of market risk models.

c. **Liquidity Risk:** This is related to risk arising from withdrawals of deposits, repayments of purchased funds at maturity, extension of credit, purchase of assets and working capital requirements. Maybank seeks to manage its liquidity risk across all classes of assets and liabilities to ensure that even under adverse conditions, it has access to funds at a reasonable cost.

   The primary tool used in monitoring liquidity for Maybank's domestic operations is based on the liquidity framework introduced by the Bank Negara Malaysia. This framework ascertains liquidity based on the contractual and behavioural cashflow of assets, liabilities and off-balance sheet commitments. Maybank adheres diligently to the stipulations as provided under the framework and additionally, maintains a minimum level of eligible liquefiable assets in the form of cash and marketable debt securities that are issued and/or guaranteed by both the Government of Malaysia and selected AAA-rated private entities.

   For the overseas operations, Maybank has in place a clearly defined Liquidity Policy Statement that outlines all aspects of liquidity management based on a common framework. The statement defines the relevant operational processes in the day-to-day management of liquidity including the reporting structure, liquidity risk triggers, benchmark ratios and contingency funding plans.

d. **Operational Risk:** This risk component is defined as the risk of loss arising from inadequate or failed internal processes, people and systems or from external events. In the management of this risk, a dedicated team has been established and the team is responsible for identification, assessment and measurement, control framework, monitoring and reporting of operational risks. In the wake of the new Basel Capital Accord (Basel II), Maybank has proactively taken initiatives to align its operational risk management to the requirement of the Accord and best practices. This includes performing gap analyse to benchmark our practices against Basel II and progressively adopting practices which further enhance the management of operational risk within the organisation.






Human Resource Management
and Development

The overall thrust of Maybank's human resource strategy is to strengthen organisational capabilities required in the execution of business strategies.



The overall thrust of Maybank's human resource strategy is to strengthen organisational capabilities required in the execution of business strategies. This is realised through optimisation of human capital investment to position Maybank as an employer of choice. A two-year developmental plan is being implemented in phases and it covers the critical areas of performance management, remuneration, leadership development, learning organisation, manpower planning and succession planning.

In the area of performance management, a system which introduces a new approach to managing employees' performance, was rolled out on a pilot basis. The format of the new system leverages on balancing and achieving business results using the Balanced Scorecard concept, which links corporate goals to that of the individual and emphasises the demonstration of Maybank Leadership Competencies. Using the Balanced Scorecard concept ensures a balanced perspective of long-term performance via four dimensions – Financial, Customer, Internal Business Process as well as Learning & Growth. In addition, the Maybank Leadership Competencies reinforce the "valued behaviours" required to sustain long-term high performance. A rigorous goal setting process was put in place to ensure effective selection and cascading of Key Performance Indicators across and down each Business as well as Capability sectors in the organisation. Various training and communication activities were rolled out to ensure that all executives Group-wide would be ready to use the system, which is implemented with effect from 1 July 2003.





The performance management system highlighted above is supported by a new approach to Remuneration/Reward which focuses on aligning pay to performance and positioning the Group's remuneration and reward competitively with the market. From a "one-size-fits-all" approach, differentiated reward plans have been designed to address business-specific needs and requirements. This approach is benchmarked against best practices.

In the area of Leadership Development, guided by leadership competency requirements, an Assessment Centre has been designed and rolled out. The objective is to inventorise talents among the executives within the Maybank Group. The focus on talent development is to ensure that the Group has the leadership as well as professional and competent Managers, to handle the execution of key strategic business initiatives. This initiative also ties in with the Manpower and Succession Planning project.

A new Learning Strategy has been developed. Among the focus areas are the strengthening of the organisational capability, enhancement of the speed to competency and strategic alliances with leading external learning centres.

A rigorous goal setting process was put in place to ensure effective selection and cascading of Key Performance Indicators across and down each Business as well as Capability sectors in the organisation.



The Maybank Group's community relations programmes are important affirmative activities that reinforce our commitment to enhance the well being of all levels of our society.

Community Relations



The Maybank Group's community relations programmes are important affirmative activities that reinforce our commitment to enhance the well being of all levels of our society. Our sponsorships provide opportunities for various communities and interest groups to preserve as well as promote core values of Malaysian society to foster unity and harmony as well as the conservation of our environment. As a caring and responsible corporate citizen, our community relations commitment remains focused to supporting education, health & welfare, arts and culture, sports and environmental protection.

education

The Maybank Group committed over RM1.5 million during the year providing scholarships and awards for academic and professional excellence. Among those who benefited were staff and their children as well as deserving candidates pursuing degree courses in local public universities. During the year, 35 new students were also awarded the Maybank Scholarship Awards for undergraduate studies in local public universities. In the last ten years, over 500 recipients have benefited from the scholarships.

Maybank also contributed RM100,000 to the Outward Bound School, Lumut for the construction of an education block to facilitate training programmes for the youth of the nation.

health and welfare

In the area of health and welfare, the Maybank Group remained committed to assisting the needy who require financial support for medical treatment. Maybank's contributions also went towards the purchase of medical equipment as well as maintenance support for charities that looked after orphans and the physically challenged.

In the area of health and welfare, the Maybank Group remained committed to assisting the needy who require financial support for medical treatment. Maybank's contributions also went towards the purchase of medical equipment as well as maintenance support for charities that looked after orphans and the physically challenged.





During the year, the Maybank Group Welfare Fund (MGWF) contributed medical equipment to Hospital Jabatan Hal Ehwal Orang Asli in Gombak. The Group also continued its ongoing support to the Institute of Paediatrics, Hospital Kuala Lumpur and adopted one of the wards there which treats children suffering from liver diseases. In addition, contributions were also made to the Spastics Children's Centre in Ipoh as well as the Patient Welfare Funds of Hospital Selayang and Hospital Universiti Kebangsaan Malaysia, in which the Group had previously assisted with the setting up of the Liver Transplant and Bone Marrow Transplant Centres respectively. Maybank's traditional celebrations of major festivals with the various races were held with patients from paediatric wards in several hospitals in the Klang Valley.

In recognition of the contribution of the armed forces, the Maybank Group donated RM200,000 in 2003 to the Warrior's Day Appeal Fund to support the surviving members of the armed forces who had sacrificed their lives in defence of the nation.

art and culture

In our support of the development of art and culture, the Maybank Group continued to host a series of art exhibitions at Balai Seni Maybank during the period. The art exhibitions featured works by both local as well as foreign artists covering themes related to culture, customs, tradition and heritage of Malaysian society. A concerted effort to promote the works of local artists was also initiated by Maybank through a unique exhibition in conjunction with the 46th anniversary of Merdeka. Entitled *Imajan dan Suara Kemerdekaan (Images and Voices of Independence)* the exhibition featured the works of 107 Malaysian artists, making it the largest single gathering of works by Malaysian artists in Malaysia's 2003 art calendar programme. The Prime Minister of Malaysia, Dato Seri Dr Mahathir bin Mohamad officially launched the event in early August 2003. The proceeds from the sales of the artworks were channeled to Tabung Rayuan Hari Pahlawan (Warrior's Day Appeal Fund).





In Singapore, Maybank in collaboration with the Singapore Tourism Board, jointly commissioned and sponsored *The River Merchants* sculpture installed in front of Maybank Tower by the Singapore River. Maybank also sponsored for the first time in Singapore, a unique acrobatic performance on the Maybank Tower in conjunction with the opening of the Republic's Esplanade-Theatres on the Bay.

environmental protection

The protection of endangered species remains the main focus of the Maybank Group in the area of environmental protection. The annual sponsorship of about RM60,000 was for the upkeep of sumatran tigers and fish owls at Zoo Negara Malaysia, Zoo Taiping and Zoo Melaka. The Maybank Group's other programmes for care of the environment included cleanliness and landscaping activities for its premises at Menara Maybank, Dataran Maybank and Maybank Tower Singapore.

sports

The Maybank Group continues to support sportsmen and sportswomen by providing employment and benefits to enable them to excel in their sporting activities as well as participate in international and national sporting events. Maybank Group's sportspersons have a strong representation particularly in the country's badminton and hockey team. During the year, we continued to provide sponsorships towards the development as well as promotion of various national sports activities and tournaments.

The Maybank Group remains aware of our responsibilities as one of the largest corporations in Malaysia. Our community relations programmes continue to be overwhelmed with requests for sponsorship and we will continue to provide support that transcends ethnicity and benefit a wide group of recipients as well as contribute towards the well-being of the individual, community and the nation.







awards and recognitions

August 2002

• Maybank was named "Best Consumer Internet Bank in Malaysia" and "Best Consumer Online Securities Trading in Asia Pacific" by Global Finance magazine in its exclusive survey of the World's Best Internet Banks.

• Maybank was awarded the prestigious 2002 Arts Supporter Award presented by the National Arts Council of Singapore for its contributions to Very Special Arts in 2001. This is the second year running that Maybank Singapore was presented with the award.

September 2002

• Maybank was one of the Silver Awards recipients of the Singapore H.E.A.L.T.H. Awards 2002 organised by the Health Promotion Board to give recognition to organisations with excellent workplace health promotion programmes.



January 2003

• Euromoney Magazine named Maybank as the "Best Islamic Retail Bank" while Aseambankers Malaysia Berhad, the Group's investment banking subsidiary, won the award for being "Best at Islamic Bonds". This recognition was the result of the magazine's international survey of market leaders in Islamic finance.

February 2003

• Mayban Balanced Trust Fund (MBTF) won The Edge-Lipper Award for the financial period ending 31 December 2002. MBTF was No. 1 in Mixed Asset Balanced Funds under the Malaysian Unit Trust Fund Award 2002.

March 2003

• Mayban Management Berhad received a commendation from the Association for Socially Responsible Investment in Asia (ASrIA) for launching the first Malaysian Ethical Trust Fund. ASrIA is a non-profit Hong Kong based organisation dedicated to promoting corporate responsibility and sustainable investment practices in the Asia Pacific region.

Group Corporate Highlights

key corporate events

July 2002

• Mayban Securities acted as co-manager for the Institutional Offering of PLUS Expressway Berhad and underwriter for the Domestic Offering of its retail tranche.

• Maybank Singapore co-arranged a S$175 million Syndicated Loan for AMK Properties Pte Ltd to part finance the proposed development for a condominium project in Ang Mo Kio.


AMK PROPERTIES PTE LTD

August 2002

• Maybank signed a RM10 million agreement with three vendors, namely CL Computers (M) Sdn Bhd, Opensys (M) Sdn Bhd and Interdeals Automation (M) Sdn Bhd for the supply and installation of new high capacity cash and cheque deposit self-service terminals at Maybank e-Kawanku centres.

• Maybank signed a partnership agreement costing over RM6 million with Oracle Corporation Malaysia that would enhance Maybank Group's data warehouse project to provide strategic business intelligence for business needs as well as improve high value customer relationship and services.

• As part of the continuous effort to provide enhanced convenience for customers, Maybank signed an agreement with Hewlett-Packard Sales (M) Sdn Bhd for the Maybank Group Call Centre project.

• Maybank Singapore sponsored a seminar and dialogue session "Enhancing Malaysia-Singapore Business Co-operation" which was officiated by Dato' Seri Rafidah Aziz, Minister of International Trade and Industry Malaysia. More than 700 entrepreneurs attended the dialogue session organised by the Singapore Confederation of Industry, Ministry of International Trade and Industry Malaysia, Malaysian Industrial Development Authority and Malaysian External Trade Development Corporation.


Minister of International Trade and Industry Malaysia
Organised by
Maybank

• Mayban Securities organised an international investment conference in Langkawi that was attended by more than 100 institutional fund managers.



- Maybank Group announced a pre-tax profit of RM2.383 billion for the year ended 30 June 2002, a 57.9% increase from the previous year. Net profit almost doubled to RM1.648 billion.

September 2002

- Maybank participated in MAPEX 2002 in support of the government's call to help encourage property ownership with special housing loan incentives.

October 2002

- Maybank held its 42nd Annual General Meeting at Menara Maybank, Kuala Lumpur.

November 2002

- Maybank Singapore was the main sponsor for a seminar on the "The New Malay Entrepreneurs: Tips For Better Business". The Guest-of-Honour was Dr Yaacob Ibrahim, Acting Minister for Community Development and Sports and Minister in-charge of Muslim Affairs.



- Maybank signed a contract for an e-Procurement solution with a leading e-Procurement service provider, tx123 (M) Sdn Bhd to increase operational efficiency. tx123 (M) Sdn Bhd will provide an Internet-based e-Procurement solution that will link both Maybank and its suppliers and vendors.

December 2002

- Maybank announced the appointment of Unisys (M) Sdn Bhd to undertake the bank's outward cheque clearing processing. Under the agreement, Unisys will take over the intensive manual backroom activities and adopt the best practices for outward cheque clearing processing.


Maybank

January 2003

- Deputy Finance Minister 1, Dato' Dr Haji Shafie bin Haji Mohd Salleh launched Mayban Takaful Berhad, the first takaful company owned by a conventional bank in Malaysia. The products of Mayban Takaful unit will be sold through Maybank and Mayban Finance branches under the bancassurance model.


MIZUHO
Maybank
Signing Ceremony
Japan Desk Business
Cooperation Agreement
10 March 2003

February 2003

- Maybank Group announced a 19.2% increase in net profit to RM897.81 million for the six months ended 31 December 2002. Profit before tax for the Group was RM1.24 billion.

March 2003

- Maybank Group unveiled the new company name and logo of its subsidiary, Mayban Management Berhad which was renamed Mayban Unit Trust Berhad to accurately reflect the nature of its business. Mayban Unit Trust is among the top five largest unit trust management companies in Malaysia.

- Maybank and Mizuho Corporate Bank Ltd, Japan entered a strategic business alliance to set up a Japan Desk at Maybank. The setting up of the Japan Desk would enable Maybank to tap on Mizuho's strong network and financial expertise while Maybank's large network in Malaysia would provide a convenient access to Mizuho's customers as well as reach other new businesses that have direct or indirect Japanese interests.

May 2003

- Maybank Group announced a pre-tax profit of RM1.95 billion for the nine months ended 31 March 2003. Net profit for the Group was RM1.37 billion.

- Aseambankers signed an agreement as the Lead Arranger and Adviser to Aldwich Berhad for a RM877 million nominal value zero coupon bonds.

- Aseambankers and Maybank signed a RM177 million private debt securities (PDS) facility with Mines Golf Resort Berhad (MGRB). Aseambankers was the Adviser and Lead Arranger of the facility that comprised Bank Guaranteed Serial Bonds with nominal value of up to RM130.0 million and Bond Guaranteed Commercial Papers with nominal value of up to RM47.0 million for MGRB.

- Aseambankers signed an agreement as the Lead Arranger and Adviser to Bintai Kinden Corporation Berhad (BKCB) for a RM110 million Syndicated Loan Facility to Kejuruteraan Bintai Kindenko Sdn Bhd, a wholly owned subsidiary of BKCB.



new products and services

July 2002

- Maybank Singapore made its debut in the HDB (Housing Development Board) home loan market.

August 2002

- Maybank Singapore introduced the world's first luminous glow-in-the-dark Card, targetted at the youth market there. This is the first MasterCard Electronic debit card to be launched in Singapore. In conjunction with this launch, Maybank also launched the Flash Credit card, the first Maybank credit card bearing the MasterCard Brand in Singapore.


Maybank
Maybank
Maybank
MasterCard

- Maybank became the only Qualifying Full Bank (QFB) to offer the Loan Insurance Scheme (LIS) to promising small local enterprises in Singapore. The scheme is administered by the Standards, Productivity and Innovation Board (SPRING Singapore). This scheme allows Maybank to extend market coverage and to have flexibility in structuring competitive loans for enterprising small businesses. Under the LIS, a portion of the loan is insured against default risks and the insurance premiums are co-shared between SPRING Singapore and the borrower.


SPRING

September 2002

- Deputy Finance Minister, Dato' Chan Kong Choy, launched Maybank Group's second Islamic Unit Trust Fund, Mayban Dana Ikhlas. Its total fund size was 400 million units at RM0.50 per unit.

• Maybank and TIMECel, the mobile communications unit of TIME dotcom Berhad entered into a joint collaboration where TIMECel 017 Prepaid customers could purchase their TIMECel Prepaid TopUp service at any Maybank/Mayban Finance Kawanku ATMs and through the Internet via Maybank2u.com.

October 2002

• Maybank and Maxis Communications Berhad signed an agreement for a strategic business partnership that would enable customers who are also Maxis post-paid subscribers to pay their Maxis and Astro bills as well as check their account balances in Maybank/Mayban Finance through their mobile phones using Short Messaging Service (SMS).

November 2002

• Maybank became the first bank in Singapore to allow customers to make payments to payee organisations in Malaysia as well as transfer funds to any accounts maintained with Maybank in Malaysia within one business day.



December 2002

• Maybank, Mayban Finance and Rangkaian Segar Sdn Bhd, the operator of Touch 'n Go Electronic Payment System, jointly launched the reload service of Touch 'n Go cards at Kawanku ATMs. This service allows Maybank/Mayban Finance customers to reload their Touch 'n Go cards at denomination values of RM50, RM100 and RM200.





• Maybank launched Blink, a revolutionary mobile payment service developed by Singapore Technologies Electronics and MasterCard, for its Singapore customers. With Blink, customers can make transactions using their mobile phones at selected merchants.


blink

January 2003

• Deputy Finance Minister I, Dato' Dr Haji Shafie bin Haji Mohd Salleh launched Mayban Unit Trust Berhad's two new unit trust funds, Mayban Ethical Trust Fund (METF) and Mayban Value Trust Fund (MVTF). The first of its kind in Malaysia, METF is a socially responsible fund which caters specifically for Malaysians who want a say on how their investments contribute toward the society and the environment. MVTF is a research-intensive equity investment fund, which targets fundamentally sound undervalued equities that are temporarily neglected by the market. With a fund size of 300 million units each, METF and MVTF were the seventh and eighth funds managed by Mayban Unit Trust.


KELUAR
planet and profits
Mayban Ethical Trust Fund

• Maybank and the Employees Provident Fund (EPF) signed an agreement to officially launch the online payment of EPF contributions via Maybank's Internet banking channels, Maybank2e.net and Maybank2u.com. This service would allow both enterprise and self-employed customers to pay their EPF contributions conveniently, 24 hours a day, 7 days a week, anytime and anywhere.


for
Payment of
EPF Contribution
via
16 January 2003
EMPLOYEES PROVIDENT FUND
MAYBANK

April 2003

• Maybank launched its Internet banking kiosks that provide convenience for customers to access Maybank's financial portal at www.maybank2u.com at its banking premises. The launch makes Maybank the first bank in Malaysia to introduce the Internet banking kiosk concept where the Bank provides the terminals at branches to enable customers to undertake their Internet banking transactions.

May 2003

• Mayban Unit Trust Berhad launched its latest unit trust product – Mayban Enhanced Bond Trust Fund (MEBTF). The Fund, with a size of 300 million units, is essentially a capital preservation fund providing stability of income to investors. In addition, it is unique as it enhances returns through participation in selective Initial Public Offerings (IPO). The Fund was fully subscribed on 23 June 2003.

• Maybank announced the over-subscription of its Premier Capital Guarantee Fund (PCG) to a total value of RM114 million on the first day of its sales on 2 May 2003. PCG is a specially designed investment-linked insurance plan which was Maybank's latest bancassurance product and underwritten by Mayban Life Assurance Berhad.

product promotions

April 2003

• The Grand Prize winner of the Maybank Rewarding Dreams Contest was presented with a BMW318iA worth over RM220,000 at a special ceremony held in Kuala Lumpur. Apart from the grand prize, other prizes included Nokia 7650 mobile phones and holiday packages to Sutera Harbour Resort, Kota Kinabalu, Sabah. The contest was open to all new and existing Maybank Group Visa Credit Card members who charged a minimum RM200 to their credit cards during the three-month contest period which ended in January 2003.


Prize Presentation Ceremony

community relations

July 2002

- Maybank and the Singapore Tourism Board jointly commissioned and sponsored The River Merchants sculpture installed in front of Maybank Tower by the Singapore River. Maybank's partnership with the Singapore Tourism Board was a befitting extension of the role that Maybank Tower has played in enhancing the Singapore River landscape and the Singapore skyline as well as preserving and showcasing the rich heritage of the Singapore River.



August 2002

- In conjunction with the Merdeka celebration, Maybank Group distributed over 100,000 Jalur Gemilang worth more than RM200,000 at its head office and branches nationwide to customers and the public.

October 2002

- Maybank Tower was featured in a high profile national event that attracted thousands of spectators and global media coverage. Maybank sponsored a unique and dynamic aerial ballet and acrobatic performance on Maybank Tower – a first for any building in Singapore – as part of the gala opening of the Esplanade – Theatres on the Bay. The performance on Maybank Tower was used as a backdrop for the Harbour Spectacular, the highlight of the evening witnessed by two thousand officials, ambassadors, as well as thousands of people in Singapore.

November 2002

- The Vice Chairman of Maybank Dato' Richard Ho presented a cheque of RM12,000 to the Institute of Paediatric, Hospital Kuala Lumpur in conjunction with Deepavali celebration. More than 300 children from various races at the Institute also received cash and food hampers at the ceremony.


Maybank
Institut Pediatrik
Hospital Kuala Lumpur
RM 12,000.00

• Renowned artist Yusof Ghani led a group of eleven artists who exhibited their total of 50 artworks of mixed media at Balai Seni Maybank. The exhibition was entitled "Images of Malaysia".

December 2002

• A total of 35 students pursuing their undergraduate studies at local universities were presented with the Maybank Scholarship Awards worth over RM190,000.


RM192,500.00

• The Maybank Group contributed RM10,000 to Spastic Children's Centre in Ipoh, Perak as part of its on-going community relations programme to assist the underprivileged.

• The Maybank Group contributed RM27,000 to the Patients' Welfare Fund of Hospital Universiti Kebangsaan Malaysia (HUKM) in conjunction with Hari Raya Aidilfitri during a visit made to the hospital. Children were also given hampers and duit raya.



February 2003

• In conjunction with Chinese New Year celebration, Maybank Group contributed RM21,500 to the Patients' Welfare Fund of Hospital Selayang. About 100 children patients at the hospital also received goodies and ang pow from the Maybank Group.


Tabung Kebajikan Pesakit
Hospital Selayang



• An art exhibition entitled "Emotions of Asia" by Italian artist, Anna Stiffi Fardella was launched at Balai Seni Maybank by His Excellency Anacleto Felicani, Ambassador Extraordinary and Plenipotentiary of the Republic of Italy to Malaysia.

April 2003

• The Maybank Group contributed medical equipment worth over RM60,000 to Hospital Jabatan Hal Ehwal Orang Asli. The contribution was made through the Maybank Group Welfare Fund (MGWF). To date, a total of over RM1 million had been contributed through MGWF alone apart from other major contributions made directly by the Group.


Majlis Penyerahan Peralatan Perubatan
YB Dato' G. Palan
Hospital Jabatan Hal-Ehwal
Orang Asli, Gombak
RM61,400-00

May 2003

• Balai Seni Maybank hosted an art exhibition entitled "INSPIRASI" featuring the works of three local artists from different backgrounds, Noni Taib, Zaidah Abdullah and Dato' Hj Abdul Kayoom.

• Maybank continued its sponsorship of the prizes for the International Penang Bridge Run. Since 1996, Maybank has been associated with this leading event which has continued to attract participation from international runners.

• Mayban Finance organised the 12th Kem Remaja held in Sabah which was participated by 100 Form Four students from all over the country. This 8-day camp exposes the participants to various outdoor recreational activities including camping craft, orienteering, first aid and community service.

June 2003

• Malaysia's renowned artist, Adeputra held his solo art exhibition entitled "Made In Blessing Land" at Balai Seni Maybank, featuring artworks in oil and acrylic painted from 1998 to 2003.

employee programmes

July 2002

- The Maybank Group awarded cash incentives worth a total of RM74,000 to 170 children of staff who obtained excellent academic results in their public examinations.

September 2002

- Maybank celebrated its 42nd anniversary by holding the 10-Year Long Service Award ceremony as an appreciation to staff who had dedicated 10 years of service to the bank.

October 2002

- Staff from local and overseas operations who had served the bank for 20, 30, and 40 years were presented with Long Service Awards by Maybank at a special ceremony.

December 2002

- Maybank signed a Memorandum of Agreement with the Association of Maybank Class One Officers (AMCO), with the introduction of reward schemes linking bonus and incentive plans to individual and corporate performance. The agreement contains terms and conditions of service and other provisions that govern the working relationship between AMCO and Maybank from 1 March 2002 until 28 February 2005.



RM161 billion

in Group assets

The balance sheet of Maybank continued to expand and this signified a higher degree of resilience to the moderation in overall economic activities.

Management's Discussion & Analysis of Financial Performance

introduction

Although the Gross Domestic Product (GDP) for Malaysia during the twelve-month period to June 2003 expanded at a faster rate than the preceding period, it originated principally from higher public spending and lower import leakages. Export growth had been trending downward following weak demand for electronics while private spending recorded a mild expansion as both consumer and business sentiments were negatively affected by the uncertainties in the global economy. Despite this development, the balance sheet of Maybank continued to expand and this signified a higher degree of resilience to the moderation in overall economic activities.



The increase in the Group's total loans reflects the ability of the Bank to capitalise on the opportunities created by the Government's economic stimulus programmes as well as the competitive edge it has over other market players.

analysis of significant balance sheet developments

assets:

Outstanding assets at the Group and Bank level expanded by 6.8% and 8.5% respectively to RM161.0 billion and RM127.7 billion. In the previous financial year, the corresponding growth rates were 2.3% and 2.6% respectively. About 82.6% of the increase in the Group total assets originated from the increase in loans and investment securities. This kept the proportion of interest-generating assets to total assets at 93.7%.

cash and short-term funds:

The Bank registered a growth of 9.4% while the Group showed a lower growth of 2.1%. The movements in this component reflect routine asset-liability management activities.

deposits and placements with financial institutions:

Total deposits and placements with financial institutions for the Group and Bank rose by 34.9% and 30.4% respectively. The major portion of this increase was in respect of placements with Bank Negara Malaysia (BNM) as overall liquidity in the banking system remained in a substantial surplus. The Group remained a net lender in the inter-bank market.

loans and advances:

Outstanding gross loans (including loans sold to Cagamas) of the Group and Bank expanded by 6.8% or RM7,232.3 million and 6.4% or RM5,280.3 million respectively. The increase was attributable to the competitive strength of Maybank in the credit market, higher utilisation of existing facilities, and a smaller number of debt restructuring schemes involving conversion of loan facilities to capital market instruments. With this performance, the Group's market share for loans improved to 21.1% from 20.8% a year ago.



About 71.5% of the increase in the Group's total loans came from its domestic operations. At the Bank level, the increase was most noticeable in the small and medium enterprises (SME) segment. Loans to this segment expanded by 12.6% against 5.0% in the previous financial year. This reflects the ability of the Bank to capitalise on the opportunities created by the Government's economic stimulus programmes as well as the competitive edge it has over other market players.

The on-going focus in retail lending continued to yield further results. At the Group level, loans granted for the purchase of transport vehicles rose by 16.8% against 9.5% in the previous year. For card receivables, a robust growth of 30.1% was achieved against 20.2% previously. However, for financing the purchase of residential properties, a lower growth of 9.6% against 12.5% previously was recorded. This reflects the Group strategy in the face of intense price war in the house financing market.

Lending to the domestic large enterprises recorded a negligible increase of only 0.1%. About RM1.3 billion of large loans were repaid, converted to debt-equity or written off. In comparison, loans to large enterprises fell by almost RM5.0 billion in the previous year as a sizeable RM5.75 billion in loans were repaid, refinanced through the capital market, converted to equity-related instruments or written off.

In Singapore, the Bank's gross loans grew by a faster 15.8% or SGD798.1 million from 12.2% the year before. For the Singapore Dollar lending book, the increase emanated from retail lending for purchase of residential properties, hire-purchase, card receivables and personal loans.

Growth in the Group's Islamic financing continued strongly into the year with an expansion of 38.8% or RM3,580.1 million against 36.7% the previous year. It now accounts for 11.3% of the Group's overall gross loans against 8.7% in June 2002. As in the previous financial year, more than half or 51.8% of the Group's Islamic financing was for mortgage lending.

dealing securities:

Holdings of dealing securities at the Group level decreased by RM846.6 million or 52.2%. This was solely in respect of Aseambankers' operations as it sought to better manage its funding of assets by reducing low-yielding Bankers Acceptances (BAs).

investment securities:

The investment portfolio of the Group rose by RM1,477.4 million or 6.2% and by an even larger quantum of RM1,685.3 million or 9.9% at the Bank level. Higher holdings of PDS with strong ratings or those issued in conjunction with debt restructuring, Malaysian Government Securities, Cagamas bonds as well as short-term Negotiable Instruments of Deposits (NID) and BAs contributed to the bulk of the increase in the overall investment portfolio.

liabilities:

Outstanding liabilities of the Group rose by 6.9% to RM147.1 billion and the Bank, by 8.5% to RM116.4 billion. For the Group, growth in customer deposits accounted for 72% of the overall increase in liabilities while at the Bank level, it only contributed slightly more than 50% of the increase. This was due to the constant sourcing of alternative funding at the lowest rates, including from the money market.

deposits from customers:

Customer deposits at the Group level rose by RM6,820.9 million or 6.6% while at the Bank, it went up by RM4,698.2 million or 5.7%. Supported by the Group's extensive reach, wide range of services and features as well as strong branding, efforts continued to be directed to garner 'lower-cost' savings and demand deposits. For the Group, savings and demand deposits increased by RM1,474.2 million or 7.9% and RM1,823.6 million or 10.4% respectively. For the Bank's domestic operations, all of the traditional deposit growth emanated from savings and demand deposits while fixed deposits fell by RM55 million. Accordingly, fixed deposits now contribute only 51.8% of the Bank's domestic traditional deposits from 54.2% a year ago. In comparison, the

For the Group, savings and demand deposits increased by RM1,474.2 million and RM1,823.6 million respectively.



ratio for all commercial banks was much higher at 64.5%. This ongoing deliberate strategy to reduce funding away from the higher-cost fixed deposit is necessary to ensure that the Bank continues to have a competitive advantage in pricing. The Group's market share of domestic savings deposits was maintained at over 30.0% while for demand deposits, the market share improved to 24.1% from 22.8% a year ago.

deposits and placements of financial institutions:

In view of the ample liquidity of most commercial banks, deposits placed by financial institutions with the Bank rose by RM1,949.9 million or 18.0%. At the Group level however, a decline of RM402.1 million or 2.9% was recorded.

obligations on securities sold under repurchase agreements (Repos):

For the Group and Bank, this item saw an increase of RM1,267.6 million or 29.8% and RM1,075.3 million or 26.0% respectively. The relatively high increase reaffirms the Group's ability to source funds at competitive rates. For the Bank, the market share of repos outstanding was maintained at almost 20%.

bills and acceptances payable:

Growth rates in excess of 50% were recorded for both the Group (+RM1,156.7 million) and Bank (+RM1,447.1 million). The increases were mainly for acceptances payable and are mirrored by the corresponding growth in claims on customers under acceptance credits (part of gross loans). This instrument, which is an integral part of the Group's trade-related operations, grew by about RM1.1 billion or 16% during the year.

commitments and contingencies:

For the Group, the increase for this off-balance sheet item was 10.2% or RM7.5 billion. However, in terms of credit-equivalent, the increase was only RM647 million or 5.3%.

For the Bank, the full-year's impact of the sizeable loans refinanced through the capital market at much lower spreads as well as narrower gapping income from Treasury activities were also prominent factors in weighing down overall margins. Net interest rate margin for the Bank fell to 2.66% or a reduction of 10 basis points.

analysis on the profit and loss statement

net interest income:

The Group's net interest income declined by a further 1.0% or RM38.4 million to RM3,897.2 million. This was largely in respect of Mayban Finance where its net fund-based income fell by RM54.3 million or 6.0% and to a lesser extent, Mayban Discount. However, at the Bank level, it turned to record a 1.8% improvement or RM50.5 million, having declined by 0.3% in the previous financial year.

Sustained pressure on interest margins continued into the year. This was particularly more pronounced for retail lending, including loans for purchase of transport vehicles. With the financing rates for new Hire Purchase (HP) loans having declined by more than 1.0% from a year ago, Mayban Finance's overall net interest rate margin for its total loans fell by 63 basis points to 4.62%. The other major contributory factor was the higher handling fees paid to motor vehicle dealers by RM26.7 million in view of the significant increase in the number of new hire purchase loans booked. Prior to the adoption of this new accounting policy, the handling fees incurred were capitalised and amortised over the loan tenors using the 'sum-of-digits' method. This policy change has been applied retrospectively to re-state the previous financial year accounts. In addition, to better manage its interest rate risk, Mayban Finance further increased its hire purchase loans sold to Cagamas. However, this had some impact in raising its overall cost of funds immediately as the long-term Cagamas funding rate is higher than fixed deposit.

At the Group level, net interest rate margin from interest-earning assets declined by 19 basis points to 2.91% from 3.10% in the previous financial year. In addition, the higher 'negative carry' of surplus funds as well as the reduction in the base lending rate (BLR) by 40 basis points in May 2003 also had an adverse impact for both the Bank and the finance company subsidiary. For the Bank, the full-year's impact of the sizeable loans refinanced through the capital market at much lower spreads as well as narrower gapping income from Treasury activities were also prominent factors in weighing down overall margins. Net interest rate margin for the Bank fell to 2.66% or a reduction of 10 basis points.





In order to mitigate the above-mentioned adverse factors, the Group consciously strives to improve the quality of its loan base. Such improvement will reduce the impact of interest suspension on margins. As a result, net interest suspended for the Group and Bank fell by RM231.8 million or 29.1% and RM180.3 million or 29.7% respectively.

islamic banking:

Income from the Group's Islamic Banking operations fell by 1.2% or RM4.9 million to RM383.1 million. This was on account of the need to set aside a RM65.5 million provision for Profit Equalisation Reserve (PER). As required, banking institutions have to set aside the excess in distributable income over that paid to depositors as PER. For the Bank, overall income went up by RM21.6 million or 9.4% even after setting aside RM42.3 million as PER.

non-interest income:

The Group's non-interest income declined marginally by 0.7% or RM11.2 million to RM1,576.7 million. This was due to a lower write-back of provision for diminution in value of investment securities to RM18.0 million from RM77.3 million the year before.

The generally weak equity market and external events also had an impact on the Group's trade and tourism-related transactional fee income such as foreign exchange and foreign remittances. As a result, stock-broking brokerage fell by 45.1% or RM21.0 million while foreign exchange profits declined by 10.6% or RM20.5 million.



At the Bank level, non-interest income (excluding dividend income received from Subsidiaries and provisions for diminution in value of investment in Subsidiaries and other securities) improved by 11.7% or RM116.9 million. Some of the more notable increases were Commissions (+RM45.1 million or 15.4% with slightly more than half earned from the higher acquiring business of Credit/Debit cards), Service Charges and Fees earned from transactional activities (+RM32.8 million or 13.7%) and opportunities taken to realise higher gains from the sale of investment securities (+RM30.8 million). These increases mainly reflect the on-going concerted efforts to expand our strong remittance franchise, strengthen the payment service capabilities as well as upgrade fixed income dealing skills.

The fee-income ratio remained at 26.9% for the Group. For the Bank, the same ratio improved to 26.5% from 25.9% the previous year. This is before taking into consideration dividends received from Subsidiaries and provisions for diminution in the value of investments in Subsidiaries.

overhead expenses:

Total overheads of the Group rose 7.1% or RM155.3 million to RM2,336.1 million. At the Bank, a more pronounced growth of 12.5% or RM192.3 million was registered. The lower growth for the Group was the result of a decline in the general insurance subsidiary, where the overheads fell by RM28.3 million with lower claims incurred as well as lower provisions for bad and doubtful debts. Apart from this, Mayban Securities also recorded lower overhead costs, i.e. by RM17.0 million on account of both concerted efforts to reduce fixed costs as well as lower costs due to reduced turnover.

The higher overhead costs of 12.5% at the Bank was due to the implementation of various collective agreements, cost of business acquisitions, expenditure pertaining to the introduction of the chip-based 'Payment Multi-Purpose Card', and marketing expenses.

The cost-to-income ratio for the Group increased to 39.9% from 36.7% in the previous financial year. The Group's ratio remained lower than the average of 43.5% for nine other larger banking institutions. On an adjusted basis, the Bank's cost-to-income ratio rose to 37.7% from 37.3% the year before.

Loan loss and provisions of the Group and the Bank fell by 34.6% or RM477.6 million and 31.4% or RM358.9 million respectively.



loan and financing loss and provisions:

Loan loss and provisions of the Group fell by 34.6% or RM477.6 million and by 31.4% or RM358.9 million at the Bank. In the case of the Group, the reduction was mainly due to lower Specific Provisions. Total non-performing loans (NPLs) recovered, regularised or restructured to investment securities as a percentage to total newly-classified NPLs, improved to 95% and 94% for the Group and Bank respectively from 86% and 83% the previous year.

For both the Group and Bank, General Provisions (GP) charged were reduced. In the previous financial year, the higher amount charged as GP was due to the decision to reinstate outstanding provisions to 2.5% of risk weighted assets from 2.0% in the previous year. For the financial year ended June 2003, this policy was maintained. The outstanding General Provisions of RM3,474.4 million for the Group is equivalent to 3.3% of net loans compared to the statutory requirement of 1.5%.

non performing loans:

Reflecting both the tapering off of new NPLs as well as the sustained effort to preserve asset quality, outstanding NPLs declined at both the Group and Bank. For the Group, the decline was by RM494.4 million and for the Bank, by RM365.5 million. Consequently, the gross NPL ratio of the Group declined to 11.5% from 12.8% in June 2002. Over the same period, the Bank's gross NPL ratio fell to 11.2% from 12.3%. In terms of net NPL ratio, both the Group and Bank saw a decline to 6.2% and 6.0% from 7.2% and 6.9% respectively a year ago.

Accordingly, the reserve cover (excluding collateral value) for both the Group and Bank improved to about 76.0% each from 71.2% a year ago. This remained much higher than the 54.4% for commercial banks and 52.5% for the banking system as at end June 2003.

taxation:

The effective tax rate of the Group improved to 21.5% from 29.3% in the previous financial year due to the utilisation of previously unrecognised tax losses at certain subsidiaries. In addition, there was a reversal of RM187.2 million in respect of the Group's over-provision in prior years.

The Directors are required by the Companies Act, 1965 and the KLSE Listing Requirements to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Group and the Bank at the end of the financial year and of their results and cash flows for the financial year then ended.

In preparing the financial statements, the Directors have:

- considered the applicable approved accounting standards in Malaysia
- adopted and consistently applied appropriate accounting policies
- made judgements and estimates that are prudent and reasonable

The Directors have the responsibility for ensuring that the Group and the Bank keep accounting records which disclose with reasonable accuracy the financial position of the Group and the Bank which will enable them to ensure that the financial statements comply with the Companies Act, 1965 and the KLSE Listing Requirements.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and the Bank and to prevent and detect fraud and other irregularities.

Statement of Directors' Responsibility in respect of the Audited Financial Statements





Financial Statements

contents

136 directors' report
142 statement by directors
142 statutory declaration
143 report of the auditors
144 balance sheets
145 *income statements*
146 consolidated statement of changes in equity
147 statement of changes in equity
148 cash flow statements
151 notes to the financial statements

The directors have pleasure in presenting their report together with the audited financial statements of the Group and of the Bank for the financial year ended 30 June 2003.

PRINCIPAL ACTIVITIES

The Bank is principally engaged in the business of banking in all its aspects which also include Islamic Banking Scheme operations.

The subsidiaries are principally engaged in the businesses of a finance company, merchant bank, general and life insurance (including takaful insurance), stock and futures broking, discount house, leasing and factoring, trustee and nominee services, unit trust management, asset management and venture capital.

There were no significant changes in these activities during the financial year, except for certain subsidiaries as disclosed in Note 12 to the financial statements.

FINANCIAL RESULTS

	Group	Bank
	RM'000	RM'000
Profit after taxation and zakat	2,056,425	2,055,052
Minority interests	(59,936)	—
Net profit for the year	1,996,489	2,055,052

There were no material transfers to or from reserves or provisions during the financial year other than as disclosed in the statements of changes in equity.

In the opinion of the directors, the results of the operations of the Group and of the Bank during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature.

DIVIDENDS

The amount of dividends paid by the Bank since 30 June 2002 were as follows:

	RM'000
In respect of the financial year ended 30 June 2002 as reported in the directors' report of that year:	
Final dividend of 7% on 3,554,682,520 ordinary shares less 28% taxation paid on 25 October 2002 (including dividend amounted to RM226,855 paid on shares issued on the exercise of options under ESOS)	179,156

DIVIDENDS (CONT'D.)

	RM'000
In respect of the financial year ended 30 June 2003:	
Interim dividend of 10% on 3,574,946,521 ordinary shares less 28% taxation paid on 9 May 2003	257,396
Interim tax exempt dividend of 25% on 3,574,946,521 ordinary shares paid on 9 May 2003	893,737
	1,151,133

At the forthcoming Annual General Meeting, a final dividend in respect of the current financial year ended 30 June 2003 of 17% on 3,589,464,821 ordinary shares less 28% taxation amounting to a total dividend of RM439,350,494 (12.2 sen net per share) will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in the shareholders' equity as an appropriation of retained profits in the next financial year ending 30 June 2004.

MAYBANK GROUP EMPLOYEE SHARE OPTION SCHEME

Details of the Maybank Group Employee Share Option Scheme (ESOS or the Scheme) are as disclosed in Note 22 to the financial statements. The Scheme has expired on 22 June 2003.

The Bank has been granted an exemption by the Companies Commission of Malaysia from having to disclose the names of the option holders who were granted less than 20,000 options during the financial year. The names of option holders and the number of options granted in respect of the ESOS which are 20,000 shares and above during the financial year are disclosed in Note 22 to the financial statements.

Subsequent to financial year end, the Board of Directors has recommended a Proposed ESOS which is currently pending approval from the relevant authorities and shareholders. Please refer to Note 46 to the financial statements for further details.

SHARE CAPITAL

During the financial year, the Bank increased its issued and fully paid up share capital from RM3,550,181,421 to RM3,589,464,821 as a result of:

(i) the issuance of 30,416,600 new ordinary shares of RM1 each to eligible persons who exercised their options under the Maybank Group Employee Share Option Scheme (ESOS); and

(ii) a bonus issue of 8,866,800 new ordinary shares for every two (2) existing ordinary shares of RM1 each held, being bonus entitlement for shares issued pursuant to the exercise of options under the ESOS.

DIRECTORS

The directors who served since the date of the last report are:

Tan Sri Mohamed Basir bin Ahmad *(Chairman)*
Dato' Richard Ho Ung Hun
Datuk Amirsham A Aziz
Dato' Mohammed Hussein
Hooi Lai Hoong *(Appointed on 4 September 2002)*
Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali
Mohammad bin Abdullah
Dato' Mohd Hilmey bin Mohd Taib
Haji Mohd Hashir bin Haji Abdullah
Teh Soon Poh
Datuk Abdul Rahman bin Mohd Ramli

DIRECTORS' BENEFITS

Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangement to which the Bank or its subsidiary company was a party, whereby the directors might acquire benefits by means of acquisition of shares in or debentures of the Bank or any other body corporate, other than as may arise from the share options granted pursuant to the ESOS.

Since the end of the previous financial year, no director has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the directors, or the fixed salary of a full time employee of the Bank or the professional fees paid to a related party as disclosed in Notes 30 and 32 to the financial statements) by reason of a contract made by the Bank or a related corporation with the director or with a firm of which he is a member, or with a company in which he has a substantial financial interest.

DIRECTORS' INTERESTS

According to the register of directors' shareholdings, the interests of directors in office at the end of the financial year in shares and share options in the Bank during the financial year were as follows:

	Number of Ordinary Shares of RM1 Each				
	1 July 2002/ Date of appointment	**Bought**	***Bonus entitlement under ESOS**	**Sold**	**30 June 2003**
Tan Sri Mohamed Basir bin Ahmad	18,000	—	—	—	**18,000**
Datuk Amirsham A Aziz	58,500	135,000	67,500	—	**261,000**
Dato' Mohammed Hussein	2,400	114,000	57,000	70,000	**103,400**
Teh Soon Poh	5,247	—	—	—	**5,247**
Hooi Lai Hoong	72,000	75,800	33,600	—	**181,400**

DIRECTORS' INTERESTS (CONT'D.)

	Number of Option over Ordinary Shares of RM1 Each						
	Option Price RM	1 July 2002/ Date of appointment	Granted	Exercised	Expired on 22 June 2003	30 June 2003	*Bonus entitlement lapsed
Datuk Amirsham A Aziz	4.42	135,000	—	135,000	—	—	—
	12.75	10,000	—	—	10,000	—	5,000
Dato' Mohammed Hussein	4.42	114,000	—	114,000	—	—	—
	16.25	8,000	—	—	8,000	—	4,000
Hooi Lai Hoong	4.42	62,600	—	62,600	—	—	—
	6.83	4,600	—	4,600	—	—	—
	14.19	4,600	—	—	4,600	—	2,300
	6.79	—	4,600	4,600	—	—	—
	6.79	—	4,000	4,000	—	—	—

** Arising from the bonus issue of new ordinary shares granted by the Bank in the previous financial year ended 30 June 2002 on the basis of one (1) new ordinary share for every two (2) existing ordinary shares held, for the existing options granted prior to the cut-off date of the bonus issue, 18 October 2001, each option holder is entitled to 1 additional bonus share for every 2 existing options held when the options were exercised. Where the options had been exercised by directors, the corresponding bonus shares were issued and are disclosed as above. The balance of unutilised bonus entitlement has lapsed when the ESOS expired on 22 June 2003.*

None of the other directors in office at the end of the financial year had any interest in shares in the Bank or its related corporations during the financial year.

RATING BY EXTERNAL RATING AGENCIES

Details of the Bank's ratings are as follows:

Rating Agency	Date	Rating Classification	Rating Received
Moody's Investors Service	24 September 2002	– Long-term deposits	Baa 1
		– Short-term deposits	P-2
		– Subordinated long-term debts	Baa 1
		– Financial strength rating	C-
		– Outlook	Stable
Standard & Poor's	26 March 2003	– Long-term counterparty	BBB
		– Short-term counterparty	A-2
		– Subordinated notes	BBB-
		– Outlook	Positive

RATING BY EXTERNAL RATING AGENCIES (CONT'D.)

Rating Agency	Date	Rating Classification	Rating Received
Rating Agency Malaysia Berhad	14 August 2003	– Long-term – Short-term – Subordinated bonds	AAA P1 AA1 (Long Term)
Fitch	7 August 2002	– Long-term – Outlook	BBB+ Stable

BUSINESS OUTLOOK

Given the strengthening of the underlying domestic economic fundamentals and the positive external environment, the Group remains confident of sustaining its current level of performance in the financial year 2003/2004.

OTHER STATUTORY INFORMATION

(a) Before the balance sheets and income statements of the Group and of the Bank were made out, the directors took reasonable steps:

  (i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

  (ii) to ensure that any current assets which were unlikely to realise their values as shown in the accounting records in the ordinary course of business had been written down to an amount which they might be expected so to realise.

(b) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or financial statements of the Group and of the Bank which would render:

  (i) the amount written off for bad debts or the amount of the provision for doubtful debts inadequate to any substantial extent; and

  (ii) the values attributed to current assets in the financial statements of the Group and of the Bank misleading.

(c) At the date of this report, the directors are not aware of any circumstances which have arisen which would render adherence to the existing method of valuation of assets or liabilities of the Group and of the Bank misleading or inappropriate.

(d) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in this report or the financial statements of the Group and of the Bank which would render any amount stated in the financial statements misleading.

OTHER STATUTORY INFORMATION (CONT'D.)

(e) As at the date of this report, there does not exist:

(i) any charge on the assets of the Group and of the Bank which has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability of the Group or of the Bank which has arisen since the end of the financial year other than those arising in the normal course of business of the Group and of the Bank.

(f) In the opinion of the directors:

(i) no contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which will or may affect the ability of the Group and of the Bank to meet their obligations as and when they fall due; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group or of the Bank for the financial year in which this report is made.

SIGNIFICANT EVENTS

The significant events during the financial year are as disclosed in Note 45 to the financial statements.

SUBSEQUENT EVENT

The subsequent event is as disclosed in Note 46 to the financial statements.

AUDITORS

The auditors, Ernst & Young, have expressed their willingness to continue in office.

Signed on behalf of the Board in accordance with a resolution of the directors



MOHAMED BASIR BIN AHMAD



AMIRSHAM A AZIZ

Kuala Lumpur, Malaysia
Date: 25 August 2003

statement by directors pursuant to section 169(15) of the companies act, 1965

We, MOHAMED BASIR BIN AHMAD and AMIRSHAM A AZIZ, being two of the directors of MALAYAN BANKING BERHAD, do hereby state that, in the opinion of the directors, the accompanying financial statements set out on pages 144 to 263 are drawn up in accordance with applicable approved accounting standards in Malaysia, Bank Negara Malaysia Guidelines and the provisions of the Companies Act, 1965 so as to give a true and fair view of the financial position of the Group and of the Bank as at 30 June 2003 and of the results and the cash flows of the Group and of the Bank for the year then ended.

Signed on behalf of the Board in accordance with a resolution of the directors



MOHAMED BASIR BIN AHMAD



AMIRSHAM A AZIZ

Kuala Lumpur, Malaysia
Date: 25 August 2003

statutory declaration pursuant to section 169(16) of the companies act, 1965

I, HOOI LAI HOONG, being the director primarily responsible for the financial management of MALAYAN BANKING BERHAD, do solemnly and sincerely declare that the accompanying financial statements set out on pages 144 to 263 are in my opinion correct and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the)
abovenamed HOOI LAI HOONG at Kuala Lumpur)
in the Federal Territory on 25 August 2003)



HOOI LAI HOONG

Before me,


PESURUHJAYA SUMPAH
No. W 154
LIANG HIEN TIEN
MALAYSIA

LIANG HIEN TIEN
Commissioner for Oaths

We have audited the accompanying financial statements set out on pages 144 to 263. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been properly drawn up in accordance with the provisions of the Companies Act, 1965, Bank Negara Malaysia Guidelines and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the financial position of the Group and of the Bank as at 30 June 2003 and of the results and the cash flows of the Group and of the Bank for the year then ended; and

  (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Bank and by its subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and the auditors' reports thereon of the subsidiaries of which we have not acted as auditors, as indicated in Note 12 to the financial statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Bank are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of the subsidiaries incorporated in Malaysia, did not include any comment required to be made under Section 174(3) of the Act.

Ernst & Young

ERNST & YOUNG
AF: 0039
Chartered Accountants

GLORIA GOH EWE GIM
1685/04/05(J)
Partner

Kuala Lumpur, Malaysia
Date: 25 August 2003

	Note	Group 2003 RM'000	Group 2002 RM'000	Bank 2003 RM'000	Bank 2002 RM'000
ASSETS					
Cash and short-term funds	4	**16,122,434**	15,788,105	**13,218,144**	12,083,143
Deposits and placements with banks and other financial institutions	5	**5,652,279**	4,191,333	**7,255,939**	5,563,812
Securities purchased under resale agreements	6	**585,008**	517,525	**582,003**	517,625
Dealing securities	7	**776,636**	1,623,182	**96,998**	38,397
Investment securities	8	**25,131,253**	23,653,814	**18,735,822**	17,050,483
Loans, advances and financing	9	**102,488,470**	95,453,158	**80,160,354**	75,007,247
Other assets	10	**2,565,786**	2,091,312	**1,212,873**	743,313
Statutory deposits with Central Banks	11	**3,321,638**	3,556,787	**2,621,399**	2,876,618
Investment in subsidiaries	12	**—**	—	**1,868,713**	1,956,333
Investment in associated companies	13	**17,301**	18,828	**9,740**	9,140
Property, plant and equipment	14	**1,419,973**	1,376,591	**1,036,796**	976,797
Deferred tax assets	20	**1,110,840**	1,052,521	**855,546**	792,302
Life and Family Takaful fund assets	48	**1,763,779**	1,332,843	**—**	—
TOTAL ASSETS		**160,955,397**	150,655,999	**127,654,327**	117,615,210
LIABILITIES					
Deposits from customers	15	**109,393,309**	102,572,412	**86,695,881**	81,997,660
Deposits and placements of banks and other financial institutions	16	**13,672,532**	14,074,688	**12,795,755**	10,845,891
Obligations on securities sold under repurchase agreements	8(iv)/9(v)	**5,527,992**	4,260,356	**5,209,998**	4,134,688
Bills and acceptances payable		**3,150,990**	1,994,268	**4,092,656**	2,645,605
Other liabilities	17	**3,097,381**	2,936,627	**1,647,821**	1,488,901
Recourse obligation on loans sold to Cagamas	18	**6,661,965**	6,394,409	**2,289,153**	2,270,149
Provision for taxation and zakat	19	**789,646**	1,062,876	**642,636**	849,945
Deferred tax liabilities	20	**8,620**	8,655	**—**	—
Subordinated obligations	21	**3,004,000**	3,004,000	**3,004,000**	3,004,000
Life and Family Takaful fund liabilities	48	**107,443**	100,878	**—**	—
Life and Family Takaful policy holders' funds	48	**1,656,336**	1,231,965	**—**	—
TOTAL LIABILITIES		**147,070,214**	137,641,134	**116,377,900**	107,236,839
FINANCED BY:					
Share capital	22	**3,589,465**	3,550,181	**3,589,465**	3,550,181
Reserves	23	**9,895,768**	9,108,112	**7,686,962**	6,828,190
Shareholders' equity		**13,485,233**	12,658,293	**11,276,427**	10,378,371
Minority interests		**399,950**	356,572	**—**	—
		13,885,183	13,014,865	**11,276,427**	10,378,371
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**160,955,397**	150,655,999	**127,654,327**	117,615,210
COMMITMENTS AND CONTINGENCIES	36	**78,527,072**	71,056,853	**73,193,802**	65,405,930

The accompanying notes form an integral part of the financial statements.

income statements for the year ended 30 June 2003

		Group		Bank	
	Note	**2003 RM'000**	2002 RM'000	**2003 RM'000**	2002 RM'000
Operating revenue	25	**10,026,902**	10,304,456	**8,527,161**	7,548,104
Interest income	26	**7,187,352**	7,386,776	**5,248,484**	5,300,200
Interest expense	27	**(3,290,117)**	(3,451,107)	**(2,415,166)**	(2,517,396)
Net interest income		**3,897,235**	3,935,669	**2,833,318**	2,782,804
Income from Islamic Banking Scheme operations	47	**383,081**	387,938	**252,301**	230,658
		4,280,316	4,323,607	**3,085,619**	3,013,462
Dividends from subsidiaries		**—**	—	**1,237,715**	224,340
Other non-interest income		**1,576,710**	1,587,858	**927,367**	885,216
Total non-interest income	28	**1,576,710**	1,587,858	**2,165,082**	1,109,556
		5,857,026	5,911,465	**5,250,701**	4,123,018
Overhead expenses	29	**(2,336,117)**	(2,180,817)	**(1,728,681)**	(1,536,396)
Operating profit		**3,520,909**	3,730,648	**3,522,020**	2,586,622
Loan and financing loss and provisions	31	**(901,140)**	(1,378,755)	**(784,121)**	(1,142,985)
		2,619,769	2,351,893	**2,737,899**	1,443,637
Share of results of associated companies		**(95)**	2,490	**—**	—
Profit before taxation and zakat		**2,619,674**	2,354,383	**2,737,899**	1,443,637
Taxation and zakat	33	**(563,249)**	(657,786)	**(682,847)**	(374,169)
Profit after taxation and zakat		**2,056,425**	1,696,597	**2,055,052**	1,069,468
Minority interests		**(59,936)**	(37,333)	**—**	—
Net profit for the year		**1,996,489**	1,659,264	**2,055,052**	1,069,468
Earnings per share					
Basic (sen)	34	**56.0**	46.7	**57.6**	30.1
Diluted (sen)	34	**56.0**	46.4	**57.6**	29.9
Net dividends per share (sen)					
Paid					
Interim dividend (sen)	35	**32.2**	3.6	**32.2**	3.6
Proposed					
Final dividend (sen)	35	**12.2**	5.0	**12.2**	5.0

The accompanying notes form an integral part of the financial statements.

consolidated statement of changes in equity for the year ended 30 June 2003

GROUP	Non-distributable					Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserves RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2001							
As previously stated	2,352,225	244,598	2,973,419	15,250	8,625	4,446,240	10,040,357
Prior year adjustments (Note 37)	—	—	—	—	—	979,399	979,399
At 1 July 2001 (restated)	2,352,225	244,598	2,973,419	15,250	8,625	5,425,639	11,019,756
Currency translation differences	—	—	—	—	35,175	—	35,175
Adjustment to fair value of net assets acquired	—	—	—	—	—	3,652	3,652
Net gains not recognised in the income statement	—	—	—	—	35,175	3,652	38,827
Net profit for the year	—	—	—	—	—	1,659,264	1,659,264
Transfer to statutory reserves	—	—	247,000	—	—	(247,000)	—
Bonus issues	1,183,336	—	—	—	—	(1,183,336)	—
Issue of shares	14,620	53,738	—	—	—	—	68,358
Dividends (Note 35)	—	—	—	—	—	(127,912)	(127,912)
At 30 June 2002	3,550,181	298,336	3,220,419	15,250	43,800	5,530,307	12,658,293
At 1 July 2002							
As previously stated	**3,550,181**	**298,336**	**3,220,419**	**15,250**	**43,800**	**4,539,345**	**11,667,331**
Prior year adjustments (Note 37)	—	—	—	—	—	**990,962**	**990,962**
At 1 July 2002 (restated)	**3,550,181**	**298,336**	**3,220,419**	**15,250**	**43,800**	**5,530,307**	**12,658,293**
Currency translation differences	—	—	—	—	**(1,718)**	—	**(1,718)**
Adjustment to fair value of net assets acquired	—	—	—	—	—	**(6,235)**	**(6,235)**
Goodwill on acquisition written off	—	—	—	—	—	**(10,098)**	**(10,098)**
Net accretion from increased interest in subsidiaries	—	—	—	—	—	**2,038**	**2,038**
Net losses not recognised in the income statement	—	—	—	—	**(1,718)**	**(14,295)**	**(16,013)**
Net profit for the year	—	—	—	—	—	**1,996,489**	**1,996,489**
Transfer to statutory reserves	—	—	**525,788**	—	—	**(525,788)**	—
Issue of shares	**30,417**	**146,336**	—	—	—	—	**176,753**
Bonus issue	**8,867**	—	—	—	—	**(8,867)**	—
Dividends (Note 35)	—	—	—	—	—	**(1,330,289)**	**(1,330,289)**
At 30 June 2003	**3,589,465**	**444,672**	**3,746,207**	**15,250**	**42,082**	**5,647,557**	**13,485,233**

The accompanying notes form an integral part of the financial statements.

BANK

	Non-distributable				Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2001						
As previously stated	2,352,225	244,598	2,352,225	49,896	3,638,967	8,637,911
Prior year adjustments (Note 37)	—	—	—	—	709,995	709,995
At 1 July 2001 (restated)	2,352,225	244,598	2,352,225	49,896	4,348,962	9,347,906
Currency translation differences, representing net gain not recognised in the income statement	—	—	—	20,551	—	20,551
Net profit for the year	—	—	—	—	1,069,468	1,069,468
Transfer to statutory reserve	—	—	247,000	—	(247,000)	—
Bonus issues	1,183,336	—	—	—	(1,183,336)	—
Issue of shares	14,620	53,738	—	—	—	68,358
Dividends (Note 35)	—	—	—	—	(127,912)	(127,912)
At 30 June 2002	3,550,181	298,336	2,599,225	70,447	3,860,182	10,378,371
At 1 July 2002						
As previously stated	**3,550,181**	**298,336**	**2,599,225**	**70,447**	**3,067,880**	**9,586,069**
Prior year adjustments (Note 37)	—	—	—	—	**792,302**	**792,302**
At 1 July 2002 (restated)	**3,550,181**	**298,336**	**2,599,225**	**70,447**	**3,860,182**	**10,378,371**
Currency translation differences, representing net loss not recognised in the income statement	—	—	—	**(3,460)**	—	**(3,460)**
Net profit for the year	—	—	—	—	**2,055,052**	**2,055,052**
Transfer to statutory reserve	—	—	**514,000**	—	**(514,000)**	—
Bonus issue	**8,867**	—	—	—	**(8,867)**	—
Issue of shares	**30,417**	**146,336**	—	—	—	**176,753**
Dividends (Note 35)	—	—	—	—	**(1,330,289)**	**(1,330,289)**
At 30 June 2003	**3,589,465**	**444,672**	**3,113,225**	**66,987**	**4,062,078**	**11,276,427**

The accompanying notes form an integral part of the financial statements.

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit before taxation	**2,619,674**	2,354,383	**2,737,899**	1,443,637
Adjustments for:				
Exchange fluctuation	**(85,423)**	6,051	**(84,691)**	(88,625)
Share of results of associated companies	**95**	(2,490)	**—**	—
Depreciation	**178,865**	177,745	**127,208**	126,022
Impairment loss	**346**	—	**—**	—
Net gain on disposal on property, plant and equipment	**(12,785)**	(2,958)	**(11,439)**	(1,892)
Gain on disposal of foreclosed properties	**(1,203)**	(1,123)	**—**	—
Amortisation of premiums less accretion of discounts of investment securities	**44,756**	6,086	**57,629**	25,238
(Writeback of provision)/provision for diminution in value of investment securities	**(17,959)**	(77,349)	**661**	(47,544)
Provision for diminution in value of investment in subsidiaries	**—**	—	**184,660**	158,142
Loan and financing loss and provision	**1,127,264**	1,557,863	**888,954**	1,184,181
Provision for doubtful debts for other assets	**21,083**	14,276	**7,921**	—
Interest/income-in-suspense	**563,568**	795,385	**426,404**	606,672
Dividend income	**(41,027)**	(16,159)	**(1,255,223)**	(231,059)
Property, plant and equipment written off	**1,131**	459	**219**	22
Provision for commitments and contingencies	**—**	100	**—**	—
Transfer of life and Family Takaful fund surplus	**(25,000)**	(25,000)	**—**	—
Operating profit before working capital changes	**4,373,385**	4,787,269	**3,080,202**	3,174,794
Increase in securities purchased under resale agreements	**(67,483)**	(342,149)	**(64,378)**	(374,736)
(Increase)/decrease in deposits and placements with banks and other financial institutions	**(1,460,946)**	1,242,533	**(1,692,127)**	404,916
Decrease/(increase) in dealing securities	**846,546**	(312,552)	**(58,601)**	265,664
(Increase)/decrease in loans, advances and financing	**(8,726,144)**	240,578	**(6,468,465)**	169,249
(Increase)/decrease in other assets	**(480,893)**	(204,959)	**(477,481)**	171,637
Decrease/(increase) in statutory deposits with Central Banks	**235,149**	(229,994)	**255,219**	(305,238)
Increase in deposits from customers	**6,820,897**	5,555,897	**4,698,221**	4,071,249
(Decrease)/increase in deposits and placements of banks and other financial institutions	**(402,156)**	(4,482,209)	**1,949,864**	(891,089)
Increase in obligations on securities sold under repurchase agreements	**1,267,636**	621,519	**1,075,310**	445,851
Increase/(decrease) in bills and acceptances payable	**1,156,722**	(2,642,776)	**1,447,051**	(2,814,294)
Net purchase of investment securities	**(1,472,349)**	(2,618,094)	**(1,743,629)**	(3,571,013)

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
CASH FLOWS FROM OPERATING ACTIVITIES (CONT'D.)				
Increase in other liabilities	**149,864**	131,394	**158,920**	68,015
Increase in life and Family Takaful fund assets	**(405,936)**	(285,659)	**—**	—
Increase in life and Family Takaful fund liabilities and policy holders' funds	**430,936**	310,659	**—**	—
Cash generated from operations	**2,265,228**	1,771,457	**2,160,106**	815,005
Taxes and zakat paid	**(894,402)**	(754,274)	**(606,731)**	(530,013)
Net cash generated from operating activities	**1,370,826**	1,017,183	**1,553,375**	284,992
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(259,537)**	(131,309)	**(208,214)**	(93,876)
Acquisition of insurance business, net of cash acquired*	**(40,043)**	—	**—**	—
Purchase of shares in subsidiaries	**(11,675)**	—	**(97,040)**	(26,525)
Dividends received from associated companies	**1,098**	486	**972**	—
Acquisition of shares of associated companies	**(1,000)**	—	**(600)**	—
Proceeds from disposal of property, plant and equipment	**40,361**	11,084	**32,515**	2,163
Dividends received	**41,027**	16,159	**907,582**	225,040
Net cash (used in)/generated from investing activities	**(229,769)**	(103,580)	**635,215**	106,802
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of subordinated obligations	**—**	1,444,000	**—**	1,444,000
Proceeds from issuance of shares	**176,753**	68,358	**176,753**	68,358
Loans sold to Cagamas	**267,556**	954,640	**19,004**	(108,389)
Dividends paid	**(1,330,289)**	(246,464)	**(1,330,289)**	(246,464)
Dividends paid to minority interest	**(2,846)**	(245)	**—**	—
Net cash (used in)/generated from financing activities	**(888,826)**	2,220,289	**(1,134,532)**	1,157,505
NET INCREASE IN CASH AND CASH EQUIVALENTS	**252,231**	3,133,892	**1,054,058**	1,549,299
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**15,870,203**	12,654,213	**12,164,086**	10,533,844
CASH AND CASH EQUIVALENTS AT END OF YEAR	**16,122,434**	15,788,105	**13,218,144**	12,083,143

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Cash and cash equivalents comprise:				
Cash and short term funds as previously reported	**16,122,434**	15,788,105	**13,218,144**	12,083,143
Effects of exchange rate changes	—	82,098	—	80,943
As restated	**16,122,434**	15,870,203	**13,218,144**	12,164,086

* Acquisition of insurance business (Note 45(f))

	Group
	2003
	RM'000
Cash and short-term funds	**1,535**
Investment securities	**36,744**
Other assets	**3,941**
Property, plant and equipment	**150**
Other liabilities	**(10,890)**
Net assets acquired	**31,480**
Goodwill on acquisition	**10,098**
Cost of acquisition	**41,578**
Less: Cash and short-term funds acquired	**(1,535)**
Net cash used in acquisition of business from Safety Insurance Berhad	**40,043**

The accompanying notes form an integral part of the financial statements.

1. CORPORATE INFORMATION

The Bank is principally engaged in the business of banking in all its aspects which also include Islamic Banking Scheme operations.

The subsidiaries are principally engaged in the businesses of a finance company, merchant bank, general and life insurance (including takaful insurance), stock and futures broking, discount house, leasing and factoring, trustee and nominee services, unit trust management, asset management and venture capital.

There were no significant changes in these activities during the financial year, except for certain subsidiaries as disclosed in Note 12.

The Bank is a public limited liability company, incorporated and domiciled in Malaysia, and is listed on the Main Board of the Kuala Lumpur Stock Exchange. The registered office of the Bank is located at 14th Floor, Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur.

The number of employees in the Group and in the Bank at the end of the financial year were 21,042 (2002: 21,245) and 14,904 (2002: 14,725) respectively.

These financial statements were authorised for issue by the Board of Directors in accordance with a resolution of the directors on 25 August 2003.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Group and of the Bank have been prepared in accordance with the provisions of the Companies Act, 1965, Bank Negara Malaysia Guidelines and applicable approved accounting standards in Malaysia. The financial statements incorporate those activities relating to Islamic Banking Scheme ("IBS") which have been undertaken by the Group and the Bank.

IBS refers generally to the acceptance of deposits and granting of financing under the principles of Syariah.

During the financial year ended 30 June 2003, the Group and the Bank have adopted the following accounting standards issued by the Malaysian Accounting Standards Board ("MASB"):

MASB Standard 22	Segment Reporting
MASB Standard 23	Impairment of Assets
MASB Standard 24	Financial Instruments: Disclosure and Presentation
MASB Standard 25	Income Taxes
MASB Standard 27	Borrowing Costs

The effects of adopting MASB Standard 25 on the opening balances of the Group's and the Bank's retained profits are summarised as prior year adjustments in the Statement of Changes in Equity and further information is disclosed in Note 37 to the financial statements. The adoption of MASB Standards 23, 24 and 27 did not give rise to material impact to the financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

(i) Basis of Accounting

The financial statements of the Group and of the Bank have been prepared under the historical cost convention unless otherwise indicated in the accounting policies below.

(ii) Basis of Consolidation

(a) Subsidiaries

The consolidated financial statements include the financial statements of the Bank and all its subsidiaries. Subsidiaries are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits therefrom.

Subsidiaries are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The assets and liabilities of a subsidiary are measured at their fair values at the date of acquisition and these values are reflected in the consolidated balance sheet. The difference between the cost of acquisition and the fair value of the Group's share of the net assets of the acquired subsidiary at the date of acquisition (goodwill/reserve on consolidation/acquisition) is accounted for in accordance with Note 3(iii) below.

Intragroup transactions, balances and resulting unrealised gains are eliminated on consolidation and the consolidated financial statements reflect external transactions only. Unrealised losses are eliminated on consolidation unless costs cannot be recovered.

The gain or loss on disposal of a subsidiary is the difference between the net disposal proceeds and the Group's share of its net assets together with exchange differences which were not previously recognised in the consolidated income statement.

Minority interest is measured at the minorities' share of the post acquisition fair values of the identifiable assets and liabilities of the acquiree.

(b) Associated Companies

Associated companies are those companies in which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the associated companies but not control over those policies.

Investments in associated companies are accounted for in the consolidated financial statements using the equity method of accounting based on the audited or management financial statements of the associated companies. Under the equity method of accounting, the Group's share of profits less losses of associated companies during the year is included in the consolidated income statement. The Group's interest in associated companies is carried in the consolidated balance sheet at cost plus the Group's share of post-acquisition retained profits or accumulated losses and other reserves less goodwill written off.

Unrealised gains on transactions between the Group and the associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are eliminated using the same basis unless the cost cannot be recovered.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(iii) Goodwill/Reserve Arising on Consolidation/Acquisition

Goodwill or reserve arising on consolidation/acquisition represents the difference between the cost of an acquisition and the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associated company at the date of acquisition. Goodwill or reserve arising on consolidation/acquisition is written off/credited in full to retained profits immediately.

(iv) Investment in Subsidiaries and Associated Companies

The Bank's investments in subsidiaries and associated companies are stated at cost less impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3(xxx) below.

On disposal of such investments, the difference between the net disposal proceeds and their carrying amounts is charged or credited to the income statement.

(v) Dealing Securities

Dealing securities are marketable securities that are acquired and held with the intention of resale in the short term and are stated at the lower of cost and market value on portfolio basis. Increases or decreases in the carrying amount of dealing securities are credited or charged to the income statement. On disposal of the dealing securities, the differences between the net disposal proceeds and their carrying amounts are charged or credited to the income statement.

Transfers, if any, between dealing and investment securities are made at the lower of cost and market value.

(vi) Investment Securities

Investment securities are securities that are acquired and held for yield or capital growth and are usually held to maturity.

Malaysian Government Securities, Malaysian Government Investment issues, Malaysian Government floating rate notes, Cagamas Bonds and other Government securities are stated at cost adjusted for amortisation of premiums or accretion of discounts, where applicable, to maturity dates.

Quoted investments are stated at the lower of cost and market value.

Unquoted investments are stated at cost and where applicable, adjusted for amortisation of premiums or accretion of discounts to maturity dates. Provision is made for diminution in value which is other than temporary.

On disposal of the investment securities, the differences between the net disposal proceeds and their carrying amounts are charged or credited to the income statement.

(vii) Provision for Doubtful Debts

Specific provisions are made for doubtful debts which have been individually reviewed and specifically identified as bad and doubtful.

In addition, a general provision based on a certain percentage of total risk weighted assets, which takes into account all balance sheet items and their perceived risk levels, is maintained.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(viii) Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses. The policy for the recognition and measurement of impairment losses is in accordance with Note 3(xxx).

Freehold land and buildings-in-progress are not depreciated. Leasehold land is depreciated over the period of the respective leases which ranges from 30 to 999 years. The remaining period of respective leases ranges from 13 to 934 years.

Depreciation of other property, plant and equipment is provided for on a straight-line basis to write off the cost of each asset over its estimated useful life at the following annual rates:

Buildings on freehold land	Over 50 years
Buildings on leasehold land	50 years or remaining life of the lease, whichever is shorter
Office furniture, fittings, equipment and renovations	10% – 25%
Computers and peripherals	14% – 25%
Electrical and security equipment	8% – 25%
Motor vehicles	20% – 25%

Upon the disposal of an item of property, plant or equipment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the income statement.

(ix) Investment Properties

Investment properties consist of investments in land and buildings that are not substantially occupied for use by, or in the operations of the Group. In line with MASB Standard 18: Life Insurance Business, land and buildings owned by the life insurance business are classified as investment properties, notwithstanding that they are substantially occupied for use by, or in the operations of the Group.

Investment properties are treated as long term investments and are stated at cost and include related and incidental expenditure incurred. Investment properties are not depreciated. The carrying amount of investment properties is reduced to recognise impairment losses, if any. The policy for the recognition and measurement of impairment losses is in accordance with Note 3(xxx).

(x) Other Assets

Other receivables are carried at anticipated realisable values. Bad debts are written off when identified. An estimate is made for doubtful debts based on a review of all outstanding amounts as at the balance sheet date.

(xi) Repurchase Agreements

Securities purchased under resale agreements are securities which the Group had purchased with a commitment to resell at future dates. The commitments to resell the securities are reflected as an asset on the balance sheet.

Conversely, obligations on securities sold under repurchase agreements are securities which the Group had sold from its portfolio, with a commitment to repurchase at future dates. Such financing transactions and corresponding obligations to purchase the securities are reflected as a liability on the balance sheet.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xii) Bills and Acceptances Payable

Bills and acceptances payable represent the Group's own bills and acceptances rediscounted and outstanding in the market.

(xiii) Provisions for Liabilities

Provisions for liabilities are recognised when the Group has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation.

(xiv) Liabilities

Deposits from customers, deposits and placements of banks and financial institutions are stated at placement values. Other liabilities are stated at cost which is the fair value of the consideration to be paid in the future for goods and services received.

(xv) Profit Equalisation Reserves ("PER") on IBS Operations

PER is the amount provided in order to maintain a certain level of return for deposits in conformity with Bank Negara Malaysia's "The Framework of the Rate of Return". The PER is deducted at a rate which does not exceed the maximum amount of 15% of the total gross income of each financial year and is maintained up to the maximum of 30% of total Islamic banking capital fund.

(xvi) Income Tax

Income tax on the profit or loss for the year comprises current and deferred taxes. Current tax is the expected amount of income taxes payable in respect of the taxable profit for the year and is measured using the tax rates that have been enacted at the balance sheet date.

Deferred tax is provided for, using the liability method, on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised for all deductible temporary differences, unutilised tax losses and unutilised tax credits to the extent that it is probable that taxable profits will be available against which the deductible temporary differences, unutilised tax losses and unutilised tax credits can be utilised.

Deferred tax is not recognised if the temporary difference arises from goodwill or negative goodwill or from the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xvi) Income Tax (Cont'd.)

Deferred tax is measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date. Deferred tax is recognised in the income statement, except when it arises from a transaction which is recognised directly in equity, in which case the deferred tax is also charged or credited directly in equity, or when it arises from a business combination that is an acquisition, in which case the deferred tax is included in the resulting goodwill or negative goodwill.

Prior to the adoption of MASB Standard 25: Income Taxes on 1 July 2002, deferred tax was provided for using the liability method in respect of significant timing differences and deferred tax assets were not recognised unless the expected realisation was reasonably certain. This change in accounting policy has been accounted for retrospectively and the effects of this change are disclosed in Note 37.

(xvii) Leases

(a) *Finance Lease/Lease Receivable*

Assets leased to customers under agreements which transfer substantially all risks and rewards associated with ownership other than legal title are classified as lease receivables. The balance sheet amount represents total minimum lease payments receivable less unearned income and prepaid rentals. Initial direct costs are immediately recognised as expenses.

(b) *Operating Lease*

Payments made under operating leases are recognised in the income statement on an accrual basis in accordance with the terms of the leases.

(xviii) Insurance and Family Takaful Fund

The life assurance and Family Takaful fund is based on the actuarial valuation of the fund made up to 30 June 2003.

(xix) Commission and Management Expenses for Takaful Business

Commission, which are costs directly incurred in securing contributions on takaful policies, are charged to the revenue account in the period in which they are incurred.

Commission and management expenses are borne by the Family Takaful and General Takaful funds. However, the total expenses to be borne by the respective funds are capped at 20% of the gross contribution. Amount in excess of the 20% will be borne by the shareholder's fund, and is known as Wakalah deficit.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xx) Unearned Premium Reserves

Unearned Premium Reserves ("UPR") represent the portion of the net premiums of insurance policies written that relate to the unexpired periods of policies at the end of the financial year. In determining the UPR at the balance sheet date, the method that most accurately reflect the actual unearned premium is used as follows:

- 25% method for marine cargo and aviation cargo, and transit business.
- 1/24th method for other classes of Malaysian general policies reduced by the corresponding percentage of accounted gross direct business commissions and agency-related expenses not exceeding limits specified by Bank Negara Malaysia on:

Motor	10%
Fire, engineering, aviation and marine hull	15%
Medical health	
– Standalone individuals	15%
– Group of 3 or more	10%
Workmen compensation and employers' liability	
– Foreign workers	10%
– Others	25%
Other classes	20%

- 1/8th method for all classes of overseas inward treaty business with a deduction of 20% for acquisition costs.
- Bond policies are time apportioned over the periods of the risks.

(xxi) Provision for Outstanding Claims

For general insurance business and General Takaful businesses, a liability for outstanding claims is recognised in respect of both direct insurance and inward reinsurance. The amount of outstanding claims is the best estimate of the expenditure required together with related expenses less recoveries to settle the present obligation at the balance sheet date. Provision is also made for the cost of claims together with related expenses incurred but not reported at balance sheet date based on an actuarial valuation by a qualified actuary, using a mathematical method of estimation using actual claims development pattern.

For life assurance and Family Takaful businesses, claims and settlement costs that are incurred during the financial period are recognised when a claimable event occurs and/or the insurer is notified.

Claims and provisions for claims arising on life insurance and Family Takaful policies, including settlement costs, are accounted for using the case basis method and for this purpose, the benefits payable under a life insurance policy are recognised as follows:

(i) maturity or other policy benefit payments due on specified dates are treated as claims payable on the due dates;

(ii) death, surrender and other benefits without due dates are treated as claims payable, on the date of receipt of intimation of death of the assured or occurrence of the contingency covered.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxii) Borrowings

Borrowings are reported at their face values. The costs of issuing capital instruments such as bonds and debentures are charged to the income statement as and when incurred. Interest on borrowings is charged to the income statement as expense as and when incurred.

(xxiii) Interest and Financing Income Recognition

Interest income is recognised on an accrual basis. Interest income includes the amortisation of premiums or accretion of discounts. Interest income on dealing and investment securities are recognised on an effective yield basis.

Interest income on overdrafts, term loans and housing loans is accounted for on a straight line basis by reference to the rest periods as stipulated in the loan agreements. Interest income from hire-purchase, instalment sale financing, block discounting and leasing transactions is accounted for on the "sum-of-the-digits" method, whereby the income recognised for each month is obtained by multiplying the total income by a fraction whose numerator is the digit representing the remaining number of months and whose denominator is the sum of the digits representing the total number of months.

Where an account has turned non-performing, interest is suspended with retroactive adjustment made to the date of first default. Thereafter, interest on these accounts are recognised on a cash basis until such time as the accounts are no longer classified as non-performing. Customers' accounts are deemed to be non-performing where repayments are in arrears for more than three months and one month after maturity date for trade bills, bankers' acceptances and trust receipts. Credit card holders are deemed non-performing where repayments are in arrears for more than three months from first day of default.

Income from the Islamic Banking Scheme business is recognised on the accrual basis in compliance with Bank Negara Malaysia's guidelines.

(xxiv) Fee and Other Income Recognition

Loan arrangement, management and participation fees, factoring commissions, underwriting commissions and brokerage fees are recognised as income based on contractual arrangements. Guarantee fee is recognised as income upon issuance of the guarantee. Fees from advisory and corporate finance activities are recognised net of service taxes and discounts on completion of each stage of the assignment.

Dividend income is recognised when the shareholder's right to receive payment is established.

Premiums and contributions from general insurance and General Takaful businesses, respectively are recognised as income in a financial period in respect of risks assumed during that particular financial period. Inward treaty reinsurance premiums are recognised on the basis of periodic advices received from ceding insurers.

Premiums and contributions for life assurance and Family Takaful businesses, respectively, are recognised as income on assumption of risks and subsequent premiums are recognised on due dates. Premiums outstanding at balance sheet date are recognised as income for the period provided they are still within the grace period allowed for payment. Contribution income on long term policies is recognised as earned based on the time-apportionment method.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxiv) Fee and Other Income Recognition (Cont'd.)

Gross contribution for takaful business are accounted for on accrual basis in accordance with the Principles of Syariah as advised by Mayban Takaful Berhad's Syariah Supervisory Council. Unrealised income is deferred and receipts in advance are treated as liabilities in the balance sheet.

Rollover fees on margin accounts and management fees from management of unit trust are recognised on an accrual basis.

(xxv) Interest, Financing and Related Expense Recognition

Interest expense and attributable profit (on activities relating to Islamic Banking Scheme business) on deposits and borrowings of the Group and Bank are expensed as incurred.

Handling fees paid to motor vehicle dealers on hire purchase loans are charged to income statement in the period when they are incurred in accordance with Bank Negara Malaysia Circular dated 4 July 2003. Prior to the adoption of this accounting policy in the current financial year, the handling fees incurred were capitalised and amortised over the loan tenures using the "sum-of-the-digits" method. This change in accounting policy has been accounted for retrospectively and the effects of this change are disclosed in Note 37.

(xxvi) Foreign Currencies

(a) *Foreign Currency Transactions*

Transactions in foreign currencies are initially recorded in Ringgit Malaysia at rates of exchange ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at rates of exchange ruling at that date, unless hedged by forward foreign exchange contracts, in which case the rates specified in such forward contracts are used. Non-monetary items which are denominated in foreign currencies and carried at historical cost are translated using the historical rate as of the date of acquisition and non-monetary items which are denominated in foreign currencies and carried at fair value are translated using the exchange rate that existed when the values were determined.

All exchange differences are taken to the income statement.

(b) *Foreign Operations and Entities*

Financial statements of foreign consolidated subsidiaries and branches are translated at year-end exchange rates with respect to the balance sheet, and at exchange rates at the dates of the transactions with respect to the income statement. All resulting translation differences are taken to an exchange fluctuation reserve in shareholders' equity.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxvi) Foreign Currencies (Cont'd.)

(b) The principal exchange rates for every unit of foreign currency ruling at balance sheet date used are as follows:

	2003 RM	2002 RM
Singapore Dollars (SGD)	**2.1581**	2.1569
Hong Kong Dollars (HKD)	**0.4873**	0.4872
United States Dollars (USD)	**3.8000**	3.8000
Philippines Peso (Peso)	**0.0711**	0.0754
Indonesia Rupiah (IDR)	**0.0005**	0.0004
Papua New Guinea Kina (Kina)	**1.0868**	0.9500
Brunei Dollars (BND)	**2.1581**	2.1569
Great Britain Pound (GBP)	**6.2772**	5.8189

(xxvii) Foreign Exchange Contracts

Foreign exchange trading positions, including spot and forward contracts, are revalued at prevailing market rates at balance sheet date and the resultant gains and losses are recognised in the income statement.

(xxviii) Interest Rate Swaps and Futures Contracts

The Group and the Bank use interest rate swaps and futures contracts mainly in their overall interest rate risk management.

Interest income or interest expense associated with interest rate swaps that qualify as hedges is recognised over the life of the swap agreement as a component of interest income or interest expense.

Gains and losses on interest rate swaps and futures contracts that do not qualify as hedges are recognised in the current year using mark-to-market method and are included in the income statement.

(xxix) Cash and Cash Equivalents

For the purpose of the cash flow statements, cash and cash equivalents include cash and bank balances and short-term funds with remaining maturity of less than one month.

(xxx) Impairment of Assets

At each balance sheet date, the Group and the Bank review the carrying amounts of the assets, other than financial instruments to determine whether there is any indication of impairment. If any such indication exists, impairment is measured by comparing the carrying values of the assets with their recoverable amounts. Recoverable amount is the higher of net selling price and value in use, which is measured by reference to discounted future cash flows.

An impairment loss is recognised as an expense in the income statement immediately. Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or have decreased.

3. SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

(xxxi) Financial Instruments

Financial instruments are recognised in the balance sheet when the Group has become a party to the contractual provisions of the instrument. The accounting policies on recognition and measurement of these items are disclosed in their respective accounting policies.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends and gains and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

4. CASH AND SHORT-TERM FUNDS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Cash, balances and deposits with banks and other financial institutions	**16,024,032**	15,503,672	**13,213,763**	12,077,503
Money at call	**98,402**	284,433	**4,381**	5,640
	16,122,434	15,788,105	**13,218,144**	12,083,143

Included in cash and short-term funds of the Group are monies held in trust of RM33,318,055 (2002: RM54,066,030) in respect of the stockbroking business.

5. DEPOSITS AND PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Licensed banks	**3,052,725**	3,071,862	**4,654,338**	3,374,425
Licensed finance companies	**215,993**	174,744	**40,000**	40,000
Licensed merchant banks	**64,900**	37,153	**184,500**	748,000
Bank Negara Malaysia	**1,877,168**	667,127	**1,795,168**	420,927
Other financial institutions	**441,493**	240,447	**581,933**	980,460
	5,652,279	4,191,333	**7,255,939**	5,563,812

5. DEPOSITS AND PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS (CONT'D.)

Included in deposits with other financial institutions is an amount of USD10,000,000 (2002: USD20,000,000) or Ringgit Malaysia equivalent of RM38,000,000 (2002: RM76,000,000) pledged with the New York State Banking Department in satisfaction of capital equivalency deposit requirements.

6. SECURITIES PURCHASED UNDER RESALE AGREEMENTS

The underlying securities purchased under resale agreements are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Foreign government bonds	**385,963**	432,011	**385,963**	432,011
Foreign government treasury bills	**196,040**	85,514	**196,040**	85,614
Negotiable instruments of deposits	**3,005**	—	**—**	—
	585,008	517,525	**582,003**	517,625

7. DEALING SECURITIES

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Money market instruments:				
Malaysian Government Securities	**75,259**	197,980	**—**	38,397
Cagamas bonds	**24,989**	—	**24,989**	—
Bankers' acceptances and Islamic accepted bills	**159,873**	1,102,632	**—**	—
Danamodal bonds	**9,891**	95,972	**—**	—
Danaharta bonds	**14,418**	—	**—**	—
Khazanah bonds	**169,338**	165,678	**—**	—
Foreign government treasury bills	**69,678**	—	**—**	—
Foreign certificates of deposit	**70,904**	46,150	**—**	—
	594,350	1,608,412	**24,989**	38,397

7. DEALING SECURITIES (CONT'D.)

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Quoted securities:				
Shares, trust units and loan stocks quoted in Malaysia	**8**	371	**—**	—
Unquoted securities:				
Private and Islamic debt securities in Malaysia	**110,269**	14,399	**—**	—
Foreign public authority and private debt securities	**72,009**	—	**72,009**	—
	182,278	14,399	**72,009**	—
	776,636	1,623,182	**96,998**	38,397
Market value of quoted securities:				
Shares, trust units and loan stocks quoted in Malaysia	**8**	371	**—**	—
Indicative value of unquoted securities:				
Malaysian Government Securities	**75,444**	202,616	**—**	38,397
Cagamas bonds	**24,993**	—	**24,993**	—
Danamodal bonds	**9,915**	96,209	**—**	—
Danaharta bonds	**14,441**	—	**—**	—
Khazanah bonds	**170,720**	166,404	**—**	—
Foreign government treasury bills	**69,678**	—	**—**	—
Private and Islamic debt securities in Malaysia	**112,925**	14,399	**—**	—
Foreign public authority and private debt securities	**72,009**	—	**72,009**	—

Bankers' acceptances, Islamic accepted bills and foreign certificates of deposits' carrying values approximate the market value due to their relatively short maturities.

8. INVESTMENT SECURITIES

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Money market instruments:				
Malaysian Government Securities	**3,267,135**	2,690,135	**2,529,118**	1,584,552
Cagamas bonds	**2,284,334**	1,837,152	**1,194,934**	1,137,674
Foreign government securities	**1,386,868**	1,110,530	**1,268,800**	999,805
Malaysian Government treasury bills	**210,611**	650,756	**210,611**	650,756
Malaysian Government Investment certificates and issues	**254,896**	649,963	**203,672**	547,197
Cagamas notes	**133,256**	112,744	**133,256**	112,744
Bank Negara Malaysia bills and notes	**1,298,817**	2,140,990	**1,258,817**	2,140,990
Foreign government treasury bills	**161,521**	433,001	**101,204**	393,576
Negotiable instruments of deposits	**2,453,415**	1,859,398	**2,608,154**	1,280,928
Bankers' acceptances and Islamic accepted bills	**2,832,969**	2,207,094	**2,321,192**	1,796,784
Khazanah bonds	**327,610**	286,780	**218,224**	153,343
Danaharta bonds	**439,150**	394,136	**62,067**	62,936
Danamodal bonds	**99,154**	99,139	**716**	701
	15,149,736	14,471,818	**12,110,765**	10,861,986
Quoted securities:				
In Malaysia:				
Shares, warrants, trust units and loan stocks	**657,162**	693,581	**477,358**	308,278
Outside Malaysia:				
Shares, warrants, trust units and loan stocks	**132,498**	159,722	**107,592**	81,129
	789,660	853,303	**584,950**	389,407

8. INVESTMENT SECURITIES (CONT'D.)

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Unquoted securities:				
Shares, trust units and loan stocks in Malaysia	**1,111,500**	886,377	**643,199**	366,175
Private and Islamic debt securities in Malaysia	**6,223,290**	5,081,804	**3,525,645**	3,093,401
Malaysian Government bonds	**612,368**	646,967	**612,368**	646,967
Foreign government bonds	**38,020**	95,594	**38,020**	95,594
Foreign private debt securities	**2,058,201**	2,244,741	**1,850,619**	2,001,270
Credit linked note	**190,000**	—	**190,000**	—
Others	**1,562**	143,451	**1,562**	117,252
	10,234,941	9,098,934	**6,861,413**	6,320,659
Total investment securities, at cost	**26,174,337**	24,424,055	**19,557,128**	17,572,052
Net accretion of discounts/(amortisation of premiums)	**32,194**	27,363	**(17,127)**	222
Provision for diminution in value of:				
Shares, warrants, trust units and loan stocks quoted in Malaysia	**(260,247)**	(211,529)	**(177,610)**	(128,532)
Shares, warrants, trust units and loan stocks quoted outside Malaysia	**(98,080)**	(86,281)	**(97,177)**	(73,538)
Foreign government bonds and private debt securities	**(124,596)**	(181,259)	**(124,596)**	(137,683)
Unquoted shares, trust units and loan stocks	**(437,001)**	(138,780)	**(297,666)**	(60,615)
Unquoted private and Islamic debt securities	**(155,354)**	(179,755)	**(107,130)**	(121,423)
	(1,075,278)	(797,604)	**(804,179)**	(521,791)
	25,131,253	23,653,814	**18,735,822**	17,050,483

8. INVESTMENT SECURITIES (CONT'D.)

(i) *Market value of quoted securities:*

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Shares, warrants, trust units and loan stocks quoted in Malaysia	**488,161**	598,413	**332,456**	188,374
Shares, warrants, trust units and loan stocks quoted outside Malaysia	**50,538**	75,149	**26,590**	7,729
	538,699	673,562	**359,046**	196,103

(ii) Indicative value of unquoted securities:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Shares, trust units and loan stocks in Malaysia	**1,000,319**	747,597	**678,697**	403,169
Malaysian Government Securities	**3,182,681**	2,657,102	**2,475,216**	1,569,582
Cagamas bonds	**2,276,049**	1,850,537	**1,197,816**	1,142,676
Foreign government securities	**1,305,861**	1,121,036	**1,293,293**	1,013,892
Malaysian Government treasury bills	**210,659**	650,799	**210,659**	650,799
Malaysian Government Investment certificates and issues	**261,986**	662,423	**208,493**	559,105
Cagamas notes	**133,207**	112,711	**133,207**	112,711
Bank Negara Malaysia bills and notes	**1,257,457**	2,140,901	**1,257,457**	2,140,901
Foreign government treasury bills	**100,903**	433,390	**100,903**	393,965
Khazanah bonds	**370,883**	320,065	**242,910**	171,988
Danaharta bonds	**498,156**	438,217	**67,793**	66,344
Danamodal bonds	**105,522**	102,407	**729**	707
Malaysian Government bonds	**759,094**	724,227	**759,094**	724,227
Foreign government bonds	**44,182**	99,721	**44,182**	99,721
Foreign private debt securities	**2,060,430**	2,137,107	**1,870,111**	1,892,681
Private and Islamic debt securities in Malaysia	**6,212,075**	4,922,710	**3,605,030**	3,103,358

Bankers' acceptances, Islamic accepted bills and negotiable instruments of deposits' carrying values approximate the market value due to their relatively short maturities.

8. INVESTMENT SECURITIES (CONT'D.)

(iii) The maturity structure of money market instruments held for investments are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Maturing within one year	**10,655,615**	8,567,563	**8,673,900**	6,850,022
One year to three years	**1,365,819**	4,406,613	**837,233**	2,776,946
Three years to five years	**2,602,012**	872,715	**2,140,504**	697,156
After five years	**526,290**	624,927	**459,128**	537,862
	15,149,736	14,471,818	**12,110,765**	10,861,986

(iv) Included in the investment securities are the following securities sold under repurchase agreements:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Negotiable instruments of deposits	**2,511,385**	1,349,796	**2,511,385**	1,270,333
Bankers' acceptances and Islamic accepted bills	**238,098**	195,195	**—**	148,990
Private debt securities	**629,171**	315,084	**569,275**	315,084
Cagamas bonds	**20,000**	—	**—**	—
	3,398,654	1,860,075	**3,080,660**	1,734,407

(v) The credit linked note has a face value of USD50,000,000 (2002: Nil) or Ringgit Malaysia equivalent of RM190,000,000 (2002: Nil) with an embedded credit default swap. The note would be redeemed at face value on maturity date provided there is no occurrence of a specified credit event affecting the reference entity or its obligations. If there is an occurrence of a credit event, the underlying asset (the reference obligation of the reference entity), or a cash settlement amount to be determined with reference to the market value of the underlying asset in accordance with the terms of the contract, would be delivered by the issuer of the note.

8. INVESTMENT SECURITIES (CONT'D.)

(vi) Included in the provision for diminution in value for investment securities above for the year are specific provision and interest/income-in-suspense transferred from loans, advances and financing as a result of loans converted to investment securities as follows:

	Group		Bank	
	2003 **RM'000**	2002 RM'000	**2003** **RM'000**	2002 RM'000
Specific provision	**277,788**	56,564	**224,577**	54,895
Interest/income-in-suspense	**42,722**	32,224	**32,188**	17,537

9. LOANS, ADVANCES AND FINANCING

	Group		Bank	
	2003 **RM'000**	2002 RM'000	**2003** **RM'000**	2002 RM'000
Overdrafts	**13,926,830**	14,512,830	**13,913,157**	14,492,140
Term loans				
– Fixed rate	**6,874,230**	3,662,534	**5,334,802**	3,254,931
– Floating rate	**73,456,266**	71,753,829	**60,234,508**	58,097,113
Credit card receivables	**1,637,624**	1,258,653	**1,223,837**	925,777
Bills receivable	**1,054,503**	555,639	**1,087,409**	554,865
Trust receipts	**1,850,684**	1,392,866	**1,835,325**	1,373,130
Claims on customers under acceptance credits	**7,996,983**	6,899,827	**7,967,262**	6,863,684
Hire purchase and block discounting receivables	**15,459,562**	12,933,287	**3,211,464**	2,238,431
Floor stocking receivables	**106,159**	133,456	**50,862**	72,247
Lease receivables	**47,578**	51,049	**—**	—
Factored receivables	**22,453**	37,042	**22,274**	36,785
Staff loans	**1,038,367**	803,599	**796,523**	697,140
Housing loans to				
– Directors of the Bank	**121**	—	**121**	—
– Directors of subsidiaries	**2,588**	902	**2,143**	902
Others	**22,083**	47,094	**—**	—
	123,496,031	114,042,607	**95,679,687**	88,607,145
Unearned interest and income	**(11,098,650)**	(8,951,268)	**(8,090,522)**	(6,307,258)
Gross loans, advances and financing	**112,397,381**	105,091,339	**87,589,165**	82,299,887

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Provision for bad and doubtful debts				
– Specific	**(4,541,801)**	(4,626,185)	**(3,405,370)**	(3,570,503)
– General	**(3,474,440)**	(3,282,202)	**(2,590,235)**	(2,455,641)
Interest/income-in-suspense	**(1,892,670)**	(1,729,794)	**(1,433,206)**	(1,266,496)
Net loans, advances and financing	**102,488,470**	95,453,158	**80,160,354**	75,007,247

(i) Loans, advances and financing analysed by their economic purposes are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Domestic operations:				
Agriculture	**2,011,006**	1,949,729	**1,967,113**	1,888,497
Mining and quarrying	**190,214**	188,726	**178,165**	161,477
Manufacturing	**13,081,554**	12,109,484	**12,743,303**	11,669,582
Electricity, gas and water	**1,481,811**	787,795	**1,466,271**	776,990
Construction	**5,838,436**	6,382,079	**5,052,043**	5,539,032
Real estate	**1,864,800**	1,954,952	**1,663,880**	1,733,511
Purchase of landed properties:				
– Residential	**19,462,847**	17,763,412	**15,114,230**	13,452,807
– Non-residential	**5,604,856**	5,657,684	**4,255,361**	4,124,848
– Less Islamic loans sold to Cagamas	**(127,268)**	(136,199)	**(127,268)**	(136,199)
General commerce	**6,274,396**	5,872,172	**5,669,913**	5,227,524
Transport, storage and communication	**2,150,588**	2,020,379	**2,057,910**	1,986,334
Finance, insurance and business service	**11,790,919**	11,499,030	**11,733,813**	11,701,506
Purchase of securities	**6,517,893**	6,697,272	**4,458,600**	4,324,783
Purchase of transport vehicles	**9,890,646**	8,468,198	**36,603**	25,648
– Less Islamic loans sold to Cagamas	**(425,341)**	(490,112)	**—**	—
Consumption credit	**3,771,047**	3,473,548	**3,072,242**	2,917,135
Others	**3,143,422**	3,868,247	**2,869,384**	3,679,113
	92,521,826	88,066,396	**72,211,563**	69,072,588
Labuan Offshore	**3,891,741**	3,142,503	**—**	—
Total domestic operations	**96,413,567**	91,208,899	**72,211,563**	69,072,588

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(i) Loans, advances and financing analysed by their economic purposes are as follows (Cont'd.):

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Overseas operations:				
Singapore	**12,624,627**	10,896,279	**12,624,627**	10,896,279
United States of America	**416,435**	384,114	**416,435**	384,114
United Kingdom	**114,549**	148,103	**114,549**	148,103
Hong Kong	**1,485,905**	1,222,634	**1,485,905**	1,222,634
Brunei	**273,461**	299,893	**273,461**	299,893
Vietnam	**234,410**	175,162	**234,410**	175,162
Cambodia	**62,418**	57,569	**62,418**	57,569
China	**165,797**	43,545	**165,797**	43,545
Papua New Guinea	**29,174**	24,215	**—**	—
Philippines	**502,129**	430,410	**—**	—
Indonesia	**74,909**	200,516	**—**	—
	15,983,814	13,882,440	**15,377,602**	13,227,299
	112,397,381	105,091,339	**87,589,165**	82,299,887

(ii) The maturity structure of loans, advances and financing are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Maturity within one year	**45,571,121**	44,448,533	**41,725,706**	40,730,537
One year to three years	**11,581,574**	11,384,747	**6,309,731**	7,122,615
Three years to five years	**14,833,099**	11,396,552	**8,362,349**	6,330,960
After five years	**40,411,587**	37,861,507	**31,191,379**	28,115,775
	112,397,381	105,091,339	**87,589,165**	82,299,887

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(iii) Movements in the non-performing loans, advances and financing (including interest and income receivables) are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Balance at beginning of year	**13,531,560**	15,775,180	**10,164,558**	11,698,495
Classified during the year	**6,813,140**	7,811,906	**5,230,950**	5,806,104
Recovered/regularised during the year	**(5,907,386)**	(5,968,060)	**(4,427,425)**	(4,134,768)
Amount written off	**(861,557)**	(3,406,808)	**(707,352)**	(2,592,480)
Converted to investment securities	**(582,047)**	(767,174)	**(486,046)**	(693,761)
Exchange differences and expenses debited to customers' accounts	**43,449**	86,516	**24,389**	80,968
Balance at end of year	**13,037,159**	13,531,560	**9,799,074**	10,164,558
Ratio of net non-performing loans (as a percentage of total loans, advances and financing including Islamic loans sold to Cagamas, less specific provision and interest/income-in-suspense)	**6.20%**	7.22%	**5.99%**	6.87%

(iv) Movements in the provision for bad and doubtful debts and interest/income-in-suspense are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Specific provision				
Balance at beginning of year	**4,626,185**	5,728,153	**3,570,503**	4,500,564
Provision made during the year	**2,732,478**	2,982,108	**1,461,355**	1,740,939
Amount written back in respect of recoveries	**(1,802,044)**	(1,748,526)	**(708,535)**	(933,360)
Amount written off	**(573,207)**	(2,231,171)	**(512,830)**	(1,634,143)
Transfer to general provision	**(2,384)**	(38,292)	**(3,360)**	(36,203)
Transfer to provision for diminution in value of investments	**(277,788)**	(56,564)	**(224,577)**	(54,895)
Transfer to provision for restructured/ rescheduled loans and financing	**(176,216)**	(22,788)	**(176,216)**	(22,788)
Exchange differences	**14,777**	13,265	**(970)**	10,389
Balance at end of year	**4,541,801**	4,626,185	**3,405,370**	3,570,503

9. LOANS, ADVANCES AND FINANCING (CONT'D.)

(iv) Movements in the provision for bad and doubtful debts and interest/income-in-suspense are as follows (Cont'd.):

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
General provision				
Balance at beginning of year	**3,282,202**	2,947,010	**2,455,641**	2,067,209
Provision made during the year	**192,220**	352,116	**130,586**	344,665
Amount written back	**(2,464)**	(64,292)	**—**	—
Transfer from specific provision	**2,384**	38,292	**3,360**	36,203
Exchange differences	**98**	9,076	**648**	7,564
Balance at end of year	**3,474,440**	3,282,202	**2,590,235**	2,455,641
As a percentage of total loans (as a percentage of total loans, advances and financing including Islamic loans sold to Cagamas, less specific provision and interest/income-in-suspense)	**3.26%**	3.30%	**3.13%**	3.16%
Interest/income-in-suspense				
Balance at beginning of year	**1,729,794**	2,221,819	**1,266,496**	1,664,314
Provision made during the year	**1,184,699**	1,520,726	**824,842**	1,053,658
Amount written back in respect of recoveries	**(595,820)**	(704,945)	**(376,631)**	(437,876)
Amount written off	**(341,904)**	(1,239,790)	**(194,522)**	(958,337)
Transfer to provision for diminution in value of investments	**(42,722)**	(32,224)	**(32,188)**	(17,537)
Transfer to interest/income-in-suspense for restructured/rescheduled loans and financing	**(54,662)**	(44,432)	**(54,662)**	(44,432)
Exchange differences	**13,285**	8,640	**(129)**	6,706
Balance at end of year	**1,892,670**	1,729,794	**1,433,206**	1,266,496

(v) Included in loans, advances and financing of the Group and the Bank are bankers' acceptances sold under repurchase agreements amounting to RM2,129,338,154 (2002: RM2,468,951,654).

10. OTHER ASSETS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Interest receivable	**430,734**	341,027	**366,494**	272,879
Other debtors, deposits and prepayments	**1,422,043**	1,423,112	**286,290**	282,543
Cheque clearing receivables	**547,539**	198,796	**502,806**	172,852
Foreclosed properties	**96,926**	72,079	**57,283**	15,039
Investment properties	**68,544**	56,298	**—**	—
	2,565,786	2,091,312	**1,212,873**	743,313

11. STATUTORY DEPOSITS WITH CENTRAL BANKS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
With Bank Negara Malaysia	**2,918,304**	3,179,395	**2,236,000**	2,527,000
With other Central Banks	**403,334**	377,392	**385,399**	349,618
	3,321,638	3,556,787	**2,621,399**	2,876,618

The non-interest-bearing statutory deposits maintained with Bank Negara Malaysia are in compliance with Section 37(1)(c) of the Central Bank of Malaysia Act, 1958 (Revised 1994), the amounts of which are determined as set percentages of total eligible liabilities. The statutory deposits of the foreign branches and subsidiaries are denominated in foreign currencies and maintained with the Central Banks of respective countries, in compliance with the applicable legislations.

12. INVESTMENT IN SUBSIDIARIES

	Bank	
	2003 **RM'000**	2002 RM'000
Unquoted shares, at cost		
– In Malaysia	**1,518,110**	1,503,635
– Outside Malaysia	**693,405**	610,840
	2,211,515	2,114,475
Less: Provision for diminution in value	**(342,802)**	(158,142)
	1,868,713	1,956,333

Details of the subsidiaries are as follows:

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2003 **RM**	2002 RM	**2003** **%**	2002 %
Banking						
PT Bank Maybank Indocorp[8]	Banking	Indonesia	**493,819,000,000**[1]	340,774,000,000[1]	**93.9**[10]	91.2
Maybank International (L) Ltd.	Offshore banking	Malaysia	**10,000,000**[2]	10,000,000[2]	**100.0**	100.0
Maybank (PNG) Limited[9]	Banking	Papua New Guinea	**5,000,000**[3]	5,000,000[3]	**100.0**	100.0
Maybank Philippines, Incorporated[8]	Banking	Philippines	**3,147,156,390**[4]	2,797,156,390[4]	**99.97**[11]	99.96
Finance						
Mayban Finance Berhad	Finance	Malaysia	**551,250,000**	551,250,000	**100.0**	100.0
MFSL Limited	Ceased operations	Singapore	**12,000,000**[5]	12,000,000[5]	**100.0**	100.0
Sifin Berhad	Ceased operations	Malaysia	**100,000,000**	100,000,000	**100.0**	100.0
Aseamlease Berhad	Leasing	Malaysia	**20,000,000**	20,000,000	**100.0**	100.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Details of the subsidiaries are as follows:

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2003 RM	2002 RM	**2003 %**	2002 %
Finance (Cont'd.)						
Mayban Allied Credit & Leasing Sdn. Bhd.	Financing	Malaysia	**10,000,000**	10,000,000	**100.0**	100.0
Aseam Credit Sdn. Bhd.	Hire purchase	Malaysia	**20,000,000**	20,000,000	**100.0**	100.0
Mayban Factoring Berhad	Factoring	Malaysia	**2,000,000**	2,000,000	**100.0**	100.0
Insurance						
Mayban Fortis Holdings Berhad	Investment holding	Malaysia	**170,570,000**	170,570,000	**70.0**	70.0
Mayban Life Assurance Bhd.	Life insurance	Malaysia	**100,000,000**	100,000,000	**62.0**	62.0
Mayban Life International (Labuan) Ltd	Offshore life insurance	Malaysia	**3,500,000** [2]	3,500,000 [2]	**43.4**	43.4
Mayban General Assurance Berhad	General insurance	Malaysia	**178,171,233**	178,171,233	**64.8**	64.8
Mayban Takaful Berhad	Takaful insurance	Malaysia	**35,000,000** [12]	5,000,002	**70.0**	70.0
Investment Banking						
Aseambankers Malaysia Berhad	Merchant banking	Malaysia	**50,116,000**	50,116,000	**75.0** [13]	70.5
Mayban Securities (Holdings) Sendirian Berhad	Investment holding	Malaysia	**162,000,000**	162,000,000	**100.0**	100.0
Mayban Securities Sendirian Berhad	Stock broking	Malaysia	**124,000,000**	124,000,000	**100.0**	100.0
Mayban Discount Berhad	Discount house	Malaysia	**45,000,000**	45,000,000	**92.5** [14]	91.1
Mayban Futures Sdn. Bhd.	Futures broking and investment advisory services. Ceased operations subsequent to year end	Malaysia	**10,000,000**	10,000,000	**100.0**	100.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Details of the subsidiaries are as follows:

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2003 RM	2002 RM	**2003 %**	2002 %
Investment Banking (Cont'd.)						
Mayban Securities (HK) Limited[9]	Stockbroking	Hong Kong	**30,000,000[6]**	30,000,000[6]	**100.0**	100.0
Mayban Securities (Jersey) Limited[9]	Investment holding	United Kingdom	**2[7]**	2[7]	**100.0**	100.0
PhileoAllied Securities (UK) Ltd[9]	Liquidated during the year	United Kingdom	**—**	250,000[7]	**—**	100.0
PhileoAllied Securities (Philippines) Inc.[8]	Stockbroking	Philippines	**21,875,000[4]**	21,875,000[4]	**100.0**	100.0
Budaya Tegas Sdn. Bhd.	Investment holding	Malaysia	**2**	2	**100.0**	100.0
Asset Management/Trustees/ Custody						
Mayban Property Trust Management Berhad	Ceased operations	Malaysia	**5,000,000**	5,000,000	**100.0**	100.0
Mayban Unit Trust Berhad *(formerly known as Mayban Management Berhad)*	Unit trust fund management	Malaysia	**4,000,000**	4,000,000	**93.8[14]**	92.6
Mayban International Trust (Labuan) Berhad	Trustee services	Malaysia	**150,000**	150,000	**100.0**	100.0
Mayban Offshore Corporate Services (Labuan) Sdn. Bhd.	Dormant	Malaysia	**2**	2	**100.0**	100.0
Mayban Trustees Berhad	Trustee services	Malaysia	**500,000**	500,000	**100.0**	100.0
Mayban Ventures Sdn. Bhd.	Venture capital	Malaysia	**14,000,000**	10,000,000	**92.5[14]**	91.1
Mayban Venture Capital Company Sdn. Bhd.	Venture capital	Malaysia	**2**	2	**100.0**	100.0
RPB Venture Capital Corporation[8]	Venture capital	Philippines	**8,560,000[4]**	8,560,000[4]	**60.0**	59.8

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Details of the subsidiaries are as follows:

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2003 RM	2002 RM	**2003 %**	2002 %
Asset Management/Trustees/ Custody (Cont'd.)						
Mayban-JAIC Capital Management Sdn. Bhd.	Investment advisory and administration services	Malaysia	**2,000,000**	2,000,000	**47.2** [14]	46.5
Mayban Investment Management Sdn. Bhd.	Fund management	Malaysia	**5,000,000**	5,000,000	**90.4** [14]	88.6
Philmay Property, Inc. [8]	Property leasing and trading	Philippines	**100,000,000** [4]	100,000,000 [4]	**60.0**	60.0
Mayban (Nominees) Sendirian Berhad	Nominee services	Malaysia	**31,000**	31,000	**100.0**	100.0
Mayban Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Nominees (Singapore) Private Limited [8]	Nominee services	Singapore	**60,000** [5]	60,000 [5]	**100.0**	100.0
Mayban Nominees (HongKong) Limited [8]	Nominee services	Hong Kong	**3** [6]	3 [6]	**100.0**	100.0
Aseam Malaysia Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**75.0** [14]	70.5
Aseam Malaysia Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**75.0** [14]	70.5
Mayfin Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Securities Nominees Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Securities Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Details of the subsidiaries are as follows:

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2003 RM	2002 RM	**2003 %**	2002 %
Asset Management/Trustees/ Custody (Cont'd.)						
Mayban Securities Nominees (Asing) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
MFSL Nominees Pte Ltd[9]	Liquidated during the year	Singapore	**—**	60,000[5]	**—**	100.0
AFMB Nominees (Tempatan) Sdn. Bhd.	Nominee services	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Allied Berhad	Investment holding	Malaysia	**704,000,000**	704,000,000	**100.0**	100.0
Anfin Berhad	Dormant	Malaysia	**106,000,000**	106,000,000	**100.0**	100.0
Mayban Allied Nominees (Tempatan) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**40,000**	40,000	**100.0**	100.0
Mayban Allied Nominees (Asing) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban Allied Property Holdings Sdn. Bhd.	Dormant	Malaysia	**2,000,000**	2,000,000	**100.0**	100.0
PhileoAllied Trustee Berhad	Dormant	Malaysia	**150,000**	150,000	**100.0**	100.0
Maysec (Ipoh) Sdn. Bhd.	Dormant	Malaysia	**100,000,000**	100,000,000	**100.0**	100.0
Maysec Nominees (Asing) Sdn. Bhd.[9]	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0
Maysec Nominees (Tempatan) Sdn. Bhd.[9]	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0

12. INVESTMENT IN SUBSIDIARIES (CONT'D.)

Details of the subsidiaries are as follows:

Name of Company	Principal Activities	Country of Incorporation	Issued and Paid-up Share Capital		Effective Interest	
			2003 RM	2002 RM	**2003 %**	2002 %
Asset Management/Trustees/ Custody (Cont'd.)						
Mayban Pacific Nominees (Asing) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**2**	2	**100.0**	100.0
Mayban Pacific Nominees (Tempatan) Sdn. Bhd.	Under member's voluntary liquidation	Malaysia	**10,000**	10,000	**100.0**	100.0
Mayban P.B. Holdings Sdn. Bhd.	Property investment	Malaysia	**1,000,000**	1,000,000	**100.0**	100.0
Mayban Property (PNG) Limited[9]	Property investment	Papua New Guinea	**2**[3]	2[3]	**100.0**	100.0
Kerlipan Bersinar Sdn. Bhd.[9]	Investment holding	Malaysia	**7,946,679**	7,946,679	**72.7**[14]	70.9
Inter-City MPC (M) Sdn. Bhd.[9]	Mail processing services	Malaysia	**7,200,000**	7,200,000	**72.7**[14]	70.9

Note:

(1) Indonesia Rupiah (IDR)
(2) United States Dollars (USD)
(3) Papua New Guinea Kina (Kina)
(4) Philippines Peso (Peso)
(5) Singapore Dollars (SGD)
(6) Hong Kong Dollars (HKD)
(7) Great Britain Pound (GBP)
(8) Audited by firms affiliated with Ernst & Young
(9) Audited by firms of auditors other than Ernst & Young
(10) Increase as a result of capital injection by the Bank (Note 45(a))
(11) Increase as a result of capital injection by the Bank (Note 45(b))
(12) Increase as a result of capital injection by another subsidiary, Mayban Fortis Holdings Berhad (Note 45(e)).
(13) Increase as a result of additional interest acquired by the Bank (Note 45(c)).
(14) As a result of the increase in the Bank's equity interest in Aseambankers Malaysia Berhad from 70.5% to 75.0% (please refer to Note 45(c)), the Bank's indirect equity interest has increased proportionately in the related subsidiaries which Aseambankers Malaysia Berhad has interest.

13. INVESTMENT IN ASSOCIATED COMPANIES

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Unquoted shares, at cost	**12,720**	11,720	**9,740**	9,140
Exchange differences	**1,892**	1,817	**—**	—
Share of post-acquisition reserves	**2,689**	5,291	**—**	—
	17,301	18,828	**9,740**	9,140
Represented by the Group's share of:				
Net tangible assets	**17,301**	17,850		
Intangible assets	**—**	978		
	17,301	18,828		

Details of the associated companies are as follows:

Name of Company	Effective Interest		Country of Incorporation	Principal Activities
	2003	2002		
Computer Recovery Centre Sdn. Bhd.	**45%**	45%	Malaysia	Computer disaster recovery services
UzbekLeasing International A. O.	**35%**	35%	Uzbekistan	Leasing
Philmay Holding, Inc.	**33%**	33%	Philippines	Investment holding
Baiduri Securities Sdn Bhd	**39%**	39%	Brunei	Under liquidation
TX 123 Sdn. Bhd.	**50%**	50%	Malaysia	E-commerce business
Pelaburan Hartanah Nasional Berhad	**30%**	30%	Malaysia	Property trust

14. PROPERTY, PLANT AND EQUIPMENT

GROUP

	*Properties RM'000	Office Furniture, Fittings, Equipment and Renovations RM'000	Computers and Peripherals RM'000	Electrical and Security Equipment RM'000	Motor Vehicles RM'000	Buildings-in Progress RM'000	Total RM'000
Cost							
Balance at 1 July 2002	1,204,630	625,366	852,741	145,532	53,786	23,713	2,905,768
Additions	19,296	54,773	142,962	3,190	3,141	36,175	259,537
Net insurance business assets acquired	—	120	13	—	17	—	150
Disposals	(2,772)	(18,247)	(40,779)	(747)	(38,422)	(4,058)	(105,025)
Write-offs	—	(12,765)	(814)	(1,225)	(23)	—	(14,827)
Transfers	(7,893)	13,831	(688)	2,534	—	(17,778)	(9,994)
Translation differences	(1,829)	(105)	298	7	104	895	(630)
Balance at 30 June 2003	**1,211,432**	**662,973**	**953,733**	**149,291**	**18,603**	**38,947**	**3,034,979**
Accumulated Depreciation							
Balance at 1 July 2002	195,351	498,039	688,248	103,500	44,039	—	1,529,177
Charge for the year	22,028	56,837	88,610	8,269	3,121	—	178,865
Impairment loss	346	—	—	—	—	—	346
Disposals	(340)	(14,869)	(30,491)	(305)	(33,901)	—	(79,906)
Write-offs	—	(12,028)	(781)	(864)	(23)	—	(13,696)
Transfers	(201)	(2)	(554)	—	—	—	(757)
Translation differences	(563)	614	1,148	(283)	61	—	977
Balance at 30 June 2003	**216,621**	**528,591**	**746,180**	**110,317**	**13,297**	—	**1,615,006**
Net Book Value							
At 30 June 2003	**994,811**	**134,382**	**207,553**	**38,974**	**5,306**	**38,947**	**1,419,973**
At 30 June 2002	1,009,279	127,327	164,493	42,032	9,747	23,713	1,376,591
Depreciation charge for 2002	20,678	57,189	85,746	8,797	5,335	—	177,745

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

GROUP

* Properties consist of:

	Freehold Land RM'000	Buildings on Freehold Land RM'000	Leasehold Land: Less Than 50 Years RM'000	Leasehold Land: 50 Years or More RM'000	Buildings on Leasehold Land: Less Than 50 Years RM'000	Buildings on Leasehold Land: 50 Years or More RM'000	Total RM'000
Cost							
Balance at 1 July 2002	103,202	432,238	10,143	104,258	120,488	434,301	1,204,630
Additions	—	5	—	—	352	18,939	19,296
Disposals	(1,358)	(1,299)	(50)	—	(65)	—	(2,772)
Transfers	(663)	(540)	—	(402)	(6,474)	186	(7,893)
Translation differences	8	(14)	8	2	(471)	(1,362)	(1,829)
Balance at 30 June 2003	**101,189**	**430,390**	**10,101**	**103,858**	**113,830**	**452,064**	**1,211,432**
Accumulated Depreciation							
Balance at 1 July 2002	—	112,437	2,921	10,156	20,399	49,438	195,351
Charge for the year	—	8,566	200	1,171	1,775	10,316	22,028
Impairment loss	—	272	—	—	—	74	346
Disposals	—	(288)	(21)	—	(31)	—	(340)
Transfers	—	(258)	—	(30)	—	87	(201)
Translation differences	—	(150)	2	—	(518)	103	(563)
Balance at 30 June 2003	**—**	**120,579**	**3,102**	**11,297**	**21,625**	**60,018**	**216,621**
Net Book Value							
At 30 June 2003	**101,189**	**309,811**	**6,999**	**92,561**	**92,205**	**392,046**	**994,811**
At 30 June 2002	103,202	319,801	7,222	94,102	100,089	384,863	1,009,279
Depreciation charge for 2002	—	8,669	201	1,177	1,771	8,860	20,678

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

BANK

	*Properties RM'000	Office Furniture, Fittings, Equipment and Renovations RM'000	Computers and Peripherals RM'000	Electrical and Security Equipment RM'000	Motor vehicles RM'000	Buildings-in Progress RM'000	Total RM'000
Cost							
Balance at 1 July 2002	904,650	407,836	696,513	94,903	30,952	23,273	2,158,127
Additions	362	34,489	133,007	2,063	2,127	36,166	208,214
Disposals	(1,789)	(16,656)	(35,649)	(663)	(23,188)	(4,058)	(82,003)
Write-offs	—	(1,792)	—	(10)	—	—	(1,802)
Transfers	939	14,009	31	2,558	—	(17,537)	—
Translation differences	159	225	623	2	31	896	1,936
Balance at 30 June 2003	904,321	438,111	794,525	98,853	9,922	38,740	2,284,472
Accumulated Depreciation							
Balance at 1 July 2002	161,454	341,385	566,579	85,203	26,709	—	1,181,330
Charge for the year	16,506	32,599	73,216	3,712	1,175	—	127,208
Disposals	(64)	(14,376)	(25,260)	(221)	(21,006)	—	(60,927)
Write-offs	—	(1,577)	—	(6)	—	—	(1,583)
Translation differences	(35)	753	1,213	(287)	4	—	1,648
Balance at 30 June 2003	177,861	358,784	615,748	88,401	6,882	—	1,247,676
Net Book Value							
At 30 June 2003	726,460	79,327	178,777	10,452	3,040	38,740	1,036,796
At 30 June 2002	743,196	66,451	129,934	9,700	4,243	23,273	976,797
Depreciation charge for 2002	14,877	36,213	68,888	3,372	2,672	—	126,022

14. PROPERTY, PLANT AND EQUIPMENT (CONT'D.)

BANK

*Properties consist of:

	Freehold Land RM'000	Buildings on Freehold Land RM'000	Leasehold Land: Less Than 50 Years RM'000	Leasehold Land: 50 Years or More RM'000	Buildings on Leasehold Land: Less Than 50 Years RM'000	Buildings on Leasehold Land: 50 Years or More RM'000	Total RM'000
Cost							
Balance at 1 July 2002	68,466	357,063	7,741	72,959	55,422	342,999	904,650
Additions	—	5	—	—	352	5	362
Disposals	(1,068)	(606)	(50)	—	(65)	—	(1,789)
Transfers	—	—	—	184	—	755	939
Translation differences	8	5	8	2	1,500	(1,364)	159
Balance at 30 June 2003	67,406	356,467	7,699	73,145	57,209	342,395	904,321
Accumulated Depreciation							
Balance at 1 July 2002	—	95,927	2,400	8,707	12,625	41,795	161,454
Charge for the year	—	7,155	156	751	348	8,095	16,505
Disposals	—	(11)	(21)	—	(31)	—	(63)
Translation differences	—	(139)	2	—	—	102	(35)
Balance at 30 June 2003	—	102,932	2,537	9,458	12,942	49,992	177,861
Net Book Value							
At 30 June 2003	67,406	253,535	5,162	63,687	44,267	292,403	726,460
At 30 June 2002	68,466	261,136	5,341	64,252	42,797	301,204	743,196
Depreciation charge for 2002	—	7,146	157	744	341	6,489	14,877

15. DEPOSITS FROM CUSTOMERS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Demand deposits	**19,362,900**	17,539,306	**19,212,212**	17,415,635
Savings deposits	**20,046,047**	18,571,811	**18,195,404**	16,752,179
Fixed deposits	**68,819,305**	66,359,655	**48,689,378**	47,756,346
Negotiable instruments of deposits	**1,165,057**	101,640	**598,887**	73,500
	109,393,309	102,572,412	**86,695,881**	81,997,660

(i) The maturity structure of fixed deposits and negotiable instruments of deposits are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Due within six months	**54,860,337**	50,665,703	**37,065,597**	36,217,182
Six months to one year	**12,576,868**	12,921,517	**10,274,566**	10,111,186
One year to three years	**2,245,554**	2,832,813	**1,661,805**	1,474,900
Three years to five years	**300,864**	40,856	**286,217**	26,578
After five years	**739**	406	**80**	—
	69,984,362	66,461,295	**49,288,265**	47,829,846

(ii) The deposits are sourced from the following customers:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Business enterprises	**45,594,167**	41,418,971	**35,212,692**	34,947,781
Individuals	**48,883,483**	44,825,780	**40,497,829**	37,266,785
Others	**14,915,659**	16,327,661	**10,985,360**	9,783,094
	109,393,309	102,572,412	**86,695,881**	81,997,660

16. DEPOSITS AND PLACEMENTS OF BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Licensed banks	**9,293,612**	10,045,032	**9,353,988**	8,239,678
Licensed finance companies	**324,189**	818,062	**574,055**	200,980
Licensed merchant banks	**1,524**	98,204	**548**	98,204
Licensed discount houses	**148,820**	—	**108,820**	—
Other financial institutions	**3,904,387**	3,113,390	**2,758,344**	2,307,029
	13,672,532	14,074,688	**12,795,755**	10,845,891

17. OTHER LIABILITIES

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Interest payable	**618,172**	593,534	**520,015**	479,139
Provision for outstanding claims	**200,834**	226,671	**—**	—
Unearned premium reserves	**91,906**	94,879	**—**	—
Provision for commitments and contingencies	**300**	300	**—**	—
Profit equalisation reserves (IBS operations)	**65,549**	—	**42,372**	—
Provisions and accruals	**478,245**	508,466	**338,340**	294,684
Due to brokers and clients	**126,165**	99,712	**—**	—
Deposits and other creditors	**1,516,210**	1,413,065	**747,094**	715,078
	3,097,381	2,936,627	**1,647,821**	1,488,901

17. OTHER LIABILITIES (CONT'D.)

Movements in provisions are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
For outstanding claims:				
Balance at beginning of year	**226,671**	240,209	**—**	—
Provision made during the year	**76,228**	110,340	**—**	—
Utilised during the year	**(112,400)**	(123,941)	**—**	—
Net assets of insurance business acquired	**9,412**	—	**—**	—
Exchange differences	**923**	63	**—**	—
Balance at end of year	**200,834**	226,671	**—**	—
For commitments and contingencies:				
Balance at beginning of year	**300**	200	**—**	—
Provision made during the year	**—**	100	**—**	—
Balance at end of year	**300**	300	**—**	—

18. RECOURSE OBLIGATION ON LOANS SOLD TO CAGAMAS

This relates to proceeds received from conventional housing loans and hire purchase loans sold directly to Cagamas Berhad with recourse to the Bank and its finance subsidiary, Mayban Finance Berhad. Under the agreement, the Bank and the finance subsidiary undertake to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on pre-determined and agreed-upon prudential criteria.

19. PROVISION FOR TAXATION AND ZAKAT

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Taxation	**784,314**	1,058,130	**642,157**	849,408
Zakat	**5,332**	4,746	**479**	537
	789,646	1,062,876	**642,636**	849,945

20. DEFERRED TAX

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
At 1 July 2002/2001 (restated)	**(1,043,866)**	(1,007,072)	**(792,302)**	(709,995)
Recognised in the income statement (net) (Note 33)	**(57,376)**	(36,794)	**(63,244)**	(82,307)
Exchange differences	**(978)**	—	**—**	—
At 30 June	**(1,102,220)**	(1,043,866)	**(855,546)**	(792,302)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net deferred tax assets and liabilities shown in the balance sheet have been determined after appropriate offsetting:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Deferred tax assets, net	**(1,110,840)**	(1,052,521)	**(855,546)**	(792,302)
Deferred tax liabilities, net	**8,620**	8,655	**—**	—

The components and movements of deferred tax assets and liabilities during the financial year prior to offsetting are as follows:

Deferred Tax Assets of the Group:

	Loan Loss and Provisions and Interest/ Income Suspended RM'000	Provision for Diminution in Value of Investments and Amortisation of Premiums RM'000	Provision for Liabilities RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2002 (restated)	(928,799)	(71,646)	(71,383)	(24,288)	(1,096,116)
Recognised in the income statement	(64,134)	1,846	(3,949)	3,040	(63,197)
Exchange differences	—	—	—	(962)	(962)
At 30 June 2003	**(992,933)**	**(69,800)**	**(75,332)**	**(22,210)**	**(1,160,275)**

20. DEFERRED TAX (CONT'D.)

Deferred Tax Liabilities of the Group:

	Accelerated Capital Allowance RM'000	Accretion of Discounts on Investments RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2002 (restated)	30,991	11,253	10,006	52,250
Recognised in the income statement	2,086	5,054	(1,319)	5,821
Exchange differences	—	—	(16)	(16)
At 30 June 2003	**33,077**	**16,307**	**8,671**	**58,055**

Deferred Tax Assets of the Bank:

	Loan Loss and Provisions and Interest/ Income Suspended RM'000	Provision for Diminution in Value of Investments and Amortisation of Premiums RM'000	Provision for Liabilities RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2002 (restated)	(687,580)	(63,504)	(56,341)	—	(807,425)
Recognised in the income statement	(53,760)	2,083	(4,116)	(11,864)	(67,657)
At 30 June 2003	**(741,340)**	**(61,421)**	**(60,457)**	**(11,864)**	**(875,082)**

Deferred Tax Liabilities of the Bank:

	Accelerated Capital Allowance RM'000	Accretion of Discounts on Investments RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2002 (restated)	15,061	62	—	15,123
Recognised in the income statement	4,475	(62)	—	4,413
At 30 June 2003	**19,536**	**—**	**—**	**19,536**

20. DEFERRED TAX (CONT'D.)

Deferred tax assets have not been recognised in respect of the following items:

	Group	
	2003	2002
	RM'000	RM'000
Unutilised tax losses	**147,586**	156,472
Unabsorbed capital allowances	**615**	574
Loan loss and provisions and interest suspended	**47,248**	39,128
Others	**12,688**	15,818
	208,137	211,992

The unutilised tax losses and unabsorbed capital allowances are available for offset against future taxable profits of the subsidiaries in which those items arose. Deferred tax assets have not been recognised in respect of these items as they may not be used to offset taxable profits of other subsidiaries in the Group. They have arisen in subsidiaries that have past losses of which the deferred tax assets are recognised to the extent that future taxable profits will be available.

21. SUBORDINATED OBLIGATIONS

	Group and Bank	
	2003	2002
	RM'000	RM'000
USD250 million subordinated notes due in 2005	**950,000**	950,000
RM610 million subordinated bonds due in 2011	**610,000**	610,000
USD380 million subordinated notes due in 2012	**1,444,000**	1,444,000
	3,004,000	3,004,000

On 27 September 1995, the Bank issued USD250 million nominal value Subordinated Notes through its New York Branch. The Notes bear interest of 7.125% per annum payable semi-annually in arrears in March and September each year and are due in September 2005. The Notes will, subject to the prior consent of Bank Negara Malaysia be redeemable in whole but not in part, at the option of the Bank in the event of changes affecting taxation in Malaysia as described under "Terms and Conditions of the Notes – Optional Redemption upon the Imposition of Taxation".

21. SUBORDINATED OBLIGATIONS (CONT'D.)

On 16 May 2001, the Bank issued RM610 million nominal value Subordinated Bonds with a fixed coupon rate of 5.65% per annum payable semi-annually in arrears in November and May each year, subject to the revision of interest explained below and are due in May 2011. The Bank may, subject to the prior consent of Bank Negara Malaysia, redeem the Bonds, in whole but not in part, any time on or after the 5th year from Issue Date at 100% of the principal amount together with accrued interest. Should the Bank decide not to exercise its call option on the first permissible call date, then the coupon rate will be stepped up to 6.65% per annum from the beginning of the 6th year to the final maturity date.

On 6 June 2002, the Bank issued USD380 million nominal value Subordinated Notes with a fixed coupon rate of 6.125% per annum payable semi-annually in arrears in January and July each year, subject to the revision of interest explained below and are due in July 2012. The Bank may, subject to the prior consent of Bank Negara Malaysia, redeem the Notes, in whole but not in part, any time on or after the 5th year from issue date at 100% of the principal amount together with accrued interest. Should the Bank decide not to exercise its call option on the first permissible call date, then the coupon rate will be revised to an equivalent to 3.23% above the US Treasury Rate per annum from the beginning of the 6th year to the final maturity date.

All the Notes and Bonds above constitute unsecured liabilities of the Bank and are subordinated to the senior indebtedness of the Bank in accordance with the respective terms and conditions of their issues and qualify as Tier 2 capital for the purpose of determining the capital adequacy ratio of the Bank.

22. SHARE CAPITAL

	Number of Ordinary Shares of RM1 Each		Amount	
	2003 '000	2002 '000	**2003 RM'000**	2002 RM'000
Authorised:				
At 1 July 2002/2001 and 30 June 2003/2002	**4,000,000**	4,000,000	**4,000,000**	4,000,000
Issued and fully paid:				
At 1 July 2002/2001	**3,550,181**	2,352,225	**3,550,181**	2,352,225
Bonus issue appropriated from retained profits	**8,867**	1,183,336	**8,867**	1,183,336
Shares issued under the Maybank Group Employee Share Option Scheme	**30,417**	14,620	**30,417**	14,620
At 30 June	**3,589,465**	3,550,181	**3,589,465**	3,550,181

During the year, the Bank increased its issued and paid-up capital from RM3,550,181,421 to RM3,589,464,821 via issuance of 30,416,600 new ordinary shares of RM1 each to eligible persons who exercised their options under the Maybank Group Employee Share Option Scheme (ESOS or the Scheme) for cash. The corresponding bonus shares issued (under the bonus entitlement explained below) when the options were exercised amounted to 8,866,800.

22. SHARE CAPITAL (CONT'D.)

Under the Scheme approved by the shareholders,

(a) The maximum number of new shares which may be available under the ESOS shall be eight point seven five percent (8.75%) or a higher percentage, as may be allowed by the relevant authorities, of the enlarged issued and paid-up share capital of the Bank during the existence of the Scheme.

(b) The eligible persons are employees of the Group who have served the Group for a continuous period of at least twenty four (24) months as at the Date of Offer and directors who hold office in executive capacities in the Group. The eligibility for participation in the Scheme shall be at the absolute discretion of the ESOS Committee appointed by the Board of Directors.

(c) The number of shares to be offered shall not be less than two hundred (200) ordinary shares and up to a maximum of five hundred thousand (500,000) ordinary shares.

(d) The Option price shall be the average of the mean market quotation (computed as the average of the highest and lowest prices transacted) as shown in the daily official list issued by the Kuala Lumpur Stock Exchange (KLSE) for the five (5) preceding market days prior to the Date of Offer or at RM1.00 whichever is the higher.

(e) At the Extraordinary General Meeting held on 25 June 2002, the shareholders approved the amendment to the Bye-Laws of the Scheme in relation to the option price, by incorporating a discount of ten percent (10%) on the five (5)-day weighted market price immediately preceding the Date of Offer, at the discretion of the Bank for any future offers made to eligible employees, which in no event the option price be less than the par value of RM1.00 of the ordinary share.

(f) The number of shares under Option may be adjusted following any variation in the issued share capital of the Bank by way of rights or capitalisation of profits or reserves made while an Option remains unexercised.

(g) The shares to be allotted upon any exercise of the Option will, upon allotment, rank pari passu in all respects with the then existing issued shares of the Bank.

(h) The Option period is for five (5) years and the Scheme has expired on 22 June 2003.

22. SHARE CAPITAL (CONT'D.)

The movement in the options to take up unissued new ordinary shares of RM1.00 each and the option price are as follows:

Option Price RM	At 1 July 2002	Granted	*Retracted	Exercised	Expired on 22 June 2003	At 30 June 2003	**Bonus entitlement lapsed
4.42	16,515,800	—	57,400	14,779,800	1,678,600	—	839,300
6.83	2,961,600	—	22,600	2,074,000	865,000	—	432,500
12.75	5,063,200	—	118,400	21,400	4,923,400	—	2,461,700
16.25	4,042,000	—	100,200	—	3,941,800	—	1,970,900
14.19	2,791,800	—	63,000	1,800	2,727,000	—	1,363,500
9.79	2,273,200	—	32,600	856,600	1,384,000	—	692,000
7.66	2,712,800	—	73,200	708,000	1,931,600	—	—
9.15	2,889,200	—	159,800	15,400	2,714,000	—	—
6.79	—	3,839,600	97,800	2,351,600	1,390,200	—	—
7.10	—	11,835,600	123,600	6,082,200	5,629,800	—	—
6.79	—	5,650,400	79,800	3,525,800	2,044,800	—	—

* Due to resignations or offers not taken up.

** Arising from the bonus issue of new ordinary shares granted by the Bank during the previous financial year on the basis of one (1) new ordinary share for every two (2) existing ordinary shares held, for the existing options granted prior to the cut-off date of the bonus issue, 18 October 2001, each option holder is entitled to 1 additional bonus share for every 2 existing options held when the options were exercised. Where the options had been exercised, the corresponding bonus shares were issued and are disclosed above. The balance of unutilised bonus entitlement has lapsed when the ESOS expired on 22 June 2003.

The Bank has been granted an exemption by the Companies Commission of Malaysia from having to disclose the names of the option holders who were granted less than 20,000 options during the financial year. Of the total granted during the financial year above, the names of option holders, the option prices and the number of options granted in respect of the ESOS which are 20,000 shares and above are as follows:

	Option Price RM
30,000 shares	
Lee Khee Joo @ Lee Ying Chong	7.10
Leong Peng Kei	7.10
Zulkifly bin Sulaiman	7.10
24,000 shares	
Budi Permana	7.10
Chong Mee Chen	7.10
Habib Idris bin Habib Alawi	6.79
Lau Yep Sing	7.10
Tan Pet Heong	7.10

	Option Price RM
20,000 shares	
Azmi bin Khalid	6.79
Chew Mee Lyne	7.10
See Toong Chow	7.10
Tan Beng Kong	7.10
Yee Kin Lan	7.10
Yeo Leh Hong Rina	6.79

Please refer to Note 46 for the details of the Proposed Employee Share Option Scheme that has been recommended by the Board of Directors subsequent to the financial year end and pending the approval from the relevent authorities and the shareholders.

23. RESERVES

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Non-distributable:				
Share premium	**444,672**	298,336	**444,672**	298,336
Statutory reserves	**3,746,207**	3,220,419	**3,113,225**	2,599,225
Capital reserve	**15,250**	15,250	**—**	—
Exchange fluctuation reserve	**42,082**	43,800	**66,987**	70,447
	4,248,211	3,577,805	**3,624,884**	2,968,008
Distributable:				
Retained profits (Note 24)	**5,647,557**	5,530,307	**4,062,078**	3,860,182
Total reserves	**9,895,768**	9,108,112	**7,686,962**	6,828,190

The statutory reserves are maintained in compliance with the requirements of Bank Negara Malaysia and certain Central Banks of the respective countries in which the Group and the Bank operate and is not distributable as cash dividends.

The capital reserve of the Group arose from the capitalisation of bonus issue in certain subsidiaries in previous years.

24. RETAINED PROFITS

As at 30 June 2003, the Bank has tax exempt profits available for distribution of approximately RM366,740,000 (2002: RM1,245,417,000) before the proposed final dividend in respect of the current financial year ended 30 June 2003, subject to the agreement of the Inland Revenue Board.

The Bank has sufficient tax credit under Section 108 of the Income Tax Act, 1967 and the balance in the tax exempt income account to frank the payment of dividends out of its entire retained profits as at 30 June 2003.

25. OPERATING REVENUE

Operating revenue of the Group comprises all types of revenue derived from the businesses of banking, finance company, general and life insurance (including takaful), stock and futures broking, discount house, leasing and factoring, trustee and nominee services, unit trust fund management, asset management and venture capital but excluding all transactions between related companies.

Operating revenue of the Bank comprises gross interest income (after adding back net interest/income suspended), fee and commission income, investment income, gross dividends and other income derived from banking operations, including Islamic Banking Scheme operations.

26. INTEREST INCOME

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Loans, advances and financing	**6,062,286**	6,651,233	**4,353,307**	4,766,159
Money at call and deposit placements with financial institutions	**799,611**	656,248	**756,629**	582,102
Dealing securities	**54,338**	60,810	**11,289**	10,254
Investment securities	**841,725**	785,004	**611,292**	573,595
Others	**37,716**	34,952	**—**	—
	7,795,676	8,188,247	**5,732,517**	5,932,110
Amortisation of premiums less accretion of discounts	**(44,756)**	(6,086)	**(57,629)**	(25,238)
Net interest/income suspended	**(563,568)**	(795,385)	**(426,404)**	(606,672)
	7,187,352	7,386,776	**5,248,484**	5,300,200

27. INTEREST EXPENSE

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Deposits and placements of banks and other financial institutions	**404,669**	559,188	**366,014**	442,352
Deposits from other customers	**2,340,003**	2,487,159	**1,730,862**	1,843,898
Loans sold to Cagamas	**301,255**	240,591	**106,109**	98,754
Floating rate certificates of deposits	**13,591**	18,008	**13,591**	18,008
Subordinated notes	**156,932**	73,785	**156,932**	73,785
Subordinated bonds	**34,465**	34,465	**34,465**	34,465
Others	**39,202**	37,911	**7,193**	6,134
	3,290,117	3,451,107	**2,415,166**	2,517,396

28. NON-INTEREST INCOME

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Fee income:				
Commission	**323,978**	300,961	**337,172**	292,076
Service charges and fees	**341,448**	305,755	**272,267**	239,425
Guarantee fees	**93,729**	92,916	**89,832**	90,373
Underwriting fees	**3,056**	2,679	**198**	1,060
Brokerage income	**25,669**	46,737	**—**	—
Other fee income	**26,580**	31,246	**17,484**	21,111
	814,460	780,294	**716,953**	644,045
Investment income:				
Net gain/(loss) from sale of dealing securities	**42,427**	38,404	**(2,667)**	(5,714)
Net gain on disposal of investment securities	**164,150**	150,025	**133,567**	105,837
	206,577	188,429	**130,900**	100,123
Gross dividends from:				
Investment securities				
– Quoted in Malaysia	**17,472**	11,481	**2,127**	3,391
– Quoted outside Malaysia	**1,059**	1,659	**101**	—
– Unquoted	**22,496**	3,019	**13,930**	2,653
Subsidiaries in Malaysia	**—**	—	**1,237,715**	224,340
Associated companies	**—**	—	**1,350**	675
	41,027	16,159	**1,255,223**	231,059
Write back of provision/(provision) for diminution in value of investment securities (net)	**17,959**	77,349	**(661)**	47,544
Provision for diminution in value of investment in subsidiaries	**—**	—	**(184,660)**	(158,142)
	17,959	77,349	**(185,321)**	(110,598)

28. NON-INTEREST INCOME (CONT'D.)

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Other income:				
Foreign exchange profit	**173,141**	193,596	**170,258**	187,511
Net premiums written	**198,731**	220,390	**—**	—
Rental income	**6,439**	7,077	**12,290**	11,857
Gain on disposal of property, plant and equipment	**16,299**	2,958	**11,439**	1,892
Gain on disposal of foreclosed properties	**1,203**	1,123	**—**	—
Other operating income	**37,234**	21,048	**32,608**	27,098
Other non-operating income	**63,640**	79,435	**20,732**	16,569
	496,687	525,627	**247,327**	244,927
	1,576,710	1,587,858	**2,165,082**	1,109,556

29. OVERHEAD EXPENSES

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Personnel costs	**1,149,222**	1,042,909	**864,022**	785,540
Establishment costs	**473,835**	438,600	**363,493**	328,576
Marketing costs	**112,725**	94,384	**84,669**	66,309
Administration and general expenses	**600,335**	604,924	**416,497**	355,971
	2,336,117	2,180,817	**1,728,681**	1,536,396
Included in overhead expenses are:				
Directors' fees and remuneration (Note 30)	**9,810**	9,082	**3,920**	3,526
Rental of leasehold land and premises	**71,690**	71,446	**55,792**	58,947
Hire of equipment	**6,632**	9,233	**4,976**	5,921
Lease of equipment	**6,971**	7,741	**730**	1,412
Auditors' remuneration				
– statutory audit fees	**3,124**	3,111	**2,274**	2,013
– other fees	**771**	1,405	**664**	1,198
Provision for doubtful debts of other debtors	**21,083**	14,276	**7,921**	—

29. OVERHEAD EXPENSES (CONT'D.)

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Depreciation of property, plant and equipment (Note 14)	**178,865**	177,745	**127,208**	126,022
Impairment loss (Note 14)	**346**	—	**—**	—
Loss on disposal of property, plant and equipment	**3,514**	—	**—**	—
Property, plant and equipment written off (Note 14)	**1,131**	459	**219**	22

30. DIRECTORS' FEES AND REMUNERATION

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Directors of the Bank:				
Executive directors:				
Salary and other remuneration, including meeting allowance	**1,843**	1,903	**1,715**	1,873
Bonuses	**885**	636	**885**	636
Benefits-in-kind	**82**	75	**82**	75
	2,810	2,614	**2,682**	2,584
Non-executive directors:				
Fees	**1,167**	763	**757**	475
Other remuneration	**823**	918	**563**	542
Benefits-in-kind	**32**	59	**32**	59
	2,022	1,740	**1,352**	1,076

30. DIRECTORS' FEES AND REMUNERATION (CONT'D.)

	Group		Bank	
	2003 **RM'000**	2002 RM'000	**2003** **RM'000**	2002 RM'000
Directors of the Subsidiaries:				
Executive directors:				
Salary and other remuneration, including meeting allowance	**3,569**	3,707	**—**	—
Bonuses	**878**	510	**—**	—
Benefits-in-kind	**79**	196	**—**	—
	4,526	4,413	**—**	—
Non-executive directors:				
Fees	**393**	254	**—**	—
Other remuneration	**251**	391	**—**	—
	644	645	**—**	—
Total	**10,002**	9,412	**4,034**	3,660
Total (excluding benefits-in-kind)	**9,810**	9,082	**3,920**	3,526

The remuneration attributable to the President/Chief Executive Officer of the Bank including benefits-in-kind during the year amounted to RM1,298,301 (2002: RM1,087,069).

The total directors' fees and remuneration of the Group above has excluded the amount of RM538,663 (2002: RM354,609) which has been allocated to the life and Family Takaful funds.

	Group	
	2003	2002
Number of directors of the Bank whose remuneration falls into the following bands:		
Number of executive directors:		
Above RM850,000	**1**	1
RM800,001 to RM850,000	**1**	—
RM750,001 to RM800,000	**1**	2
	3	3

30. DIRECTORS' FEES AND REMUNERATION (CONT'D.)

Number of directors of the Bank whose remuneration falls into the following bands (Cont'd.):

	Group	
	2003	2002
Number of non-executive directors:		
RM650,001 to RM700,000	**1**	—
RM550,001 to RM600,000	**—**	1
RM200,001 to RM250,000	**3**	2
RM150,001 to RM200,000	**1**	1
RM100,001 to RM150,000	**3**	3
RM50,001 to RM100,000	**—**	1
	8	8
	11	11

31. LOAN AND FINANCING LOSS AND PROVISIONS

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Provision for bad and doubtful debts and financing:				
– Specific (net)	**930,434**	1,233,582	**752,820**	807,579
– General	**189,756**	287,824	**130,586**	344,665
Bad debts and financing:				
– Written off	**7,074**	36,457	**5,548**	31,937
– Recovered	**(226,124)**	(174,911)	**(104,833)**	(41,196)
	901,140	1,382,952	**784,121**	1,142,985
Written back on recoveries of amounts receivable from Danaharta	**—**	(4,297)	**—**	—
Provision for commitments and contingencies (net)	**—**	100	**—**	—
	901,140	1,378,755	**784,121**	1,142,985

32. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

The Bank's significant transactions and balances with related parties are as follows:

	Bank	
	2003	2002
	RM'000	RM'000
Transactions with subsidiaries and associated companies:		
Income:		
Interest on deposits	**74,094**	59,174
Interest on loans and advances	**40,358**	12,844
Dividend income	**1,239,065**	225,015
Rental of premises	**6,186**	5,287
Other income	**39,383**	15,494
	1,399,086	317,814
Expenditure:		
Interest on deposits	**20,216**	28,876
Other expenses	**19,824**	19,897
Subscription fee paid to an associated company	**4,997**	4,647
	45,037	53,420
Other transactions:		
Acquisition of an investment with carrying value of RM114,473,284 from a subsidiary as part of the settlement of a loan (after an interest waiver of RM15,893,303) owed by the subsidiary	**145,068**	—
Disposal of hire purchase loans with net carrying value of RM2,039,917 to a subsidiary in the previous financial year	**—**	1,428
	145,068	1,428
Transaction with other related party:		
Professional fees paid to a firm which the spouse of an executive director is a partner	**2,691**	—

The directors are of the opinion that the transactions have been entered into in the normal course of business and have been established on a negotiated basis that are not materially different from that obtainable in transactions with unrelated parties.

32. SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONT'D.)

Included in the balance sheet of the Bank are amounts due from/(to) subsidiaries and an associated company represented by the following:

	Bank	
	2003 RM'000	2002 RM'000
Amounts due from subsidiaries:		
Current accounts and deposits	**4,644,877**	3,620,637
Loans, advances and financing	**93,051**	416,741
Interest and other receivable on deposits	**84,626**	274,061
	4,822,554	4,311,439
Amounts due to subsidiaries:		
Current accounts and deposits	**(2,635,288)**	(1,659,019)
Interest payable on deposits	**(22,495)**	(23,432)
	(2,657,783)	(1,682,451)
Deposits by an associated company	**9,602**	9,502

33. TAXATION AND ZAKAT

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Tax expense for the year:				
Malaysian income tax	**799,644**	736,732	**896,935**	502,707
Foreign tax	**39,082**	21,821	**37,339**	18,690
Less: Double taxation relief	**(32,295)**	(15,139)	**(31,055)**	(14,963)
	806,431	743,414	**903,219**	506,434
Share of tax in associated companies	**431**	725	**—**	—

33. TAXATION AND ZAKAT (CONT'D.)

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Deferred tax:				
Relating to originating and reversal of temporary differences (net) (Note 20)	**(57,376)**	(36,794)	**(63,244)**	(82,307)
	(57,376)	(36,794)	**(63,244)**	(82,307)
Over provision in respect of prior years:				
Malaysian income tax	**(187,220)**	(51,918)	**(157,365)**	(50,200)
	562,266	655,427	**682,610**	373,927
Zakat	**983**	2,359	**237**	242
	563,249	657,786	**682,847**	374,169

Domestic income tax is calculated at the Malaysian statutory tax rate of 28% (2002: 28%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

A reconciliation of income tax expense applicable to profit before taxation at the statutory income tax rate to income tax expense at the effective income tax rate of the Group and of the Bank is as follows:

	2003 RM'000	2002 RM'000
GROUP		
Profit before taxation	**2,619,674**	2,354,383
Taxation at Malaysian statutory tax rate of 28% (2002: 28%)	**733,509**	659,227
Effect of different tax rates in other tax jurisdictions	**(12,201)**	(9,910)
Income not subject to tax	**(11,778)**	(85,094)
Expenses not deductible for tax purposes	**50,455**	106,497
Utilisation of previously unrecognised tax losses and unabsorbed capital allowances	**(23,168)**	(3,913)
Deferred assets not recognised during the year	**12,669**	40,538
Over provision in prior years	**(187,220)**	(51,918)
Tax expense for the year	**562,266**	655,427

33. TAXATION AND ZAKAT (CONT'D.)

	2003 RM'000	2002 RM'000
BANK		
Profit before taxation	**2,737,899**	1,443,637
Taxation at Malaysian statutory tax rate of 28% (2002: 28%)	**766,612**	404,218
Effect of different tax rates in other countries	**6,284**	3,727
Income not subject to tax	**(5,689)**	(61,273)
Expenses not deductible for tax purposes	**72,768**	77,455
Over provision in prior years	**(157,365)**	(50,200)
Tax expense for the year	**682,610**	373,927

	Group		Bank	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Tax losses are analysed as follows:				
Tax savings recognised during the year arising from:				
Utilisation of tax losses brought forward from previous years	**23,072**	1,885	—	—
Unutilised tax losses carried forward	**147,677**	162,716	—	—
Unabsorbed capital allowances are analysed as follows:				
Tax savings recognised during the year arising from:				
Utilisation of current year absorbed capital allowance	**5,690**	5,682	—	—
Utilisation of unabsorbed capital allowances brought forward from previous years	**4,092**	2,130	—	—
Unabsorbed capital allowances carried forward	**3,610**	5,638	—	—

34. EARNINGS PER SHARE

(a) Basic earnings per share ("Basic EPS")

Basic EPS of the Group and the Bank are calculated by dividing the net profit for the year by the weighted average number of ordinary shares in issue during the financial year.

	Group		Bank	
	2003	2002	**2003**	2002
Net profit for the year (RM'000)	**1,996,489**	1,659,264	**2,055,052**	1,069,468
Weighted average number of ordinary shares in issue ('000)	**3,568,266**	3,553,566	**3,568,266**	3,553,566
Basic EPS (sen)	**56.0**	46.7	**57.6**	30.1

The weighted average number of ordinary shares in issue for the previous financial year ended 30 June 2002 has been adjusted for the effects of the shares issued under the ESOS bonus entitlement (see Note 22) during the year for comparative purposes. The comparative basic EPS has also been restated for the Group and the Bank respectively to take into account the effect of the change in accounting policies (Note 3(xvi), Note 3(xxv) and Note 37) on net profit for the year.

(b) Diluted earnings per share ("Diluted EPS")

For the purpose of calculating diluted earnings per share in the previous year, the net profit for the year and the weighted average number of ordinary shares in issue during the financial year have been adjusted for the effects of dilutive potential ordinary shares from exercise of the Bank's ESOS which has expired on 22 June 2003 during the current financial year. As at the balance sheet date of the current financial year, there is no outstanding arrangement which can potentially give rise to material and dilutive ordinary shares.

In the diluted EPS calculation in the previous year, the share options were assumed to have been exercised into ordinary shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual share price of the Bank's shares) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the ordinary shares outstanding for the purpose of computing the dilution. No adjustment was made to the net profit for the year.

34. EARNINGS PER SHARE (CONT'D.)

(b) Diluted earnings per share ("Diluted EPS") (Cont'd.)

	Group		Bank	
	2003	2002	**2003**	2002
Net profit for the year (RM'000)	**1,996,489**	1,659,264	**2,055,052**	1,069,468
Weighted average number of ordinary shares in issue ('000)	**3,568,266**	3,553,566	**3,568,266**	3,553,566
Assumed exercise of share options ('000)	**—**	19,059	**—**	19,059
	3,568,266	3,572,625	**3,568,266**	3,572,625
Fully diluted EPS (sen)	**56.0**	46.4	**57.6**	29.9

The comparative diluted EPS has been restated to take into account the effect of the change in accounting policies (Note 3(xvi), Note 3(xxv) and Note 37) on net profit for the year.

35. DIVIDENDS

	Group and Bank		Net Dividend Per Share	
	2003 RM'000	2002 RM'000	**2003 SEN**	2002 SEN
Interim dividend of 10% (2002: 5%) less 28% taxation	**257,396**	127,591	**7.2**	3.6
Interim tax exempt dividend of 25% (2002: Nil)	**893,737**	—	**25.0**	—
Final dividend of 7% less 28% taxation in respect of year ended 30 June 2002	**179,156**	—	**5.0**	—
Final dividend of 7% less 28% taxation in respect of year ended 30 June 2001 paid on ordinary shares issued on ESOS	**—**	321	**—**	5.0
	1,330,289	127,912		

At the Annual General Meeting, the final dividend in respect of the financial year ended 30 June 2002 of 7% on 3,554,682,520 ordinary shares less 28% taxation amounting to a total dividend of RM179,155,999 (5.0 sen net per share) (including dividend amounted to RM226,855 paid on shares issued on the exercise of options under ESOS) was approved by the shareholders and is accounted for in the shareholders' equity as an appropriation of retained profits in the financial year ended 30 June 2003.

35. DIVIDENDS (CONT'D.)

At the forthcoming Annual General Meeting, a final dividend in respect of the current financial year ended 30 June 2003 of 17% on 3,589,464,821 ordinary shares less 28% taxation amounting to a total dividend of RM439,350,494 (12.2 sen net per share) will be proposed for shareholders' approval. The financial statements for the current financial year do not reflect this proposed dividend. Such dividend, if approved by the shareholders, will be accounted for in the next financial year ending 30 June 2004.

36. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. No material losses are anticipated as a result of these transactions.

Risk weighted exposures of the Bank and its subsidiaries as at 30 June, are as follows:

	2003		2002	
	Principal RM'000	**Credit Equivalent RM'000**	Principal RM'000	Credit Equivalent RM'000
GROUP				
Direct credit substitutes	**4,730,987**	**4,730,987**	4,373,040	4,373,040
Certain transaction-related contingent items	**5,572,629**	**2,786,315**	4,975,545	2,487,772
Short-term self-liquidating trade related contingencies	**5,762,397**	**1,152,479**	5,056,484	1,011,297
Islamic housing and hire purchase loans sold to Cagamas Berhad	**552,609**	**552,609**	626,311	626,311
Obligations under underwriting agreements	**1,013,610**	**505,055**	1,221,411	610,706
Obligations arising out of rediscounting of bankers' acceptances	**8,278**	**331**	493	20
Irrevocable commitments to extend credit:				
- Maturity within one year	**33,298,081**	**—**	33,391,803	—
- Maturity exceeding one year	**4,509,141**	**2,254,571**	4,281,045	2,140,522
Foreign exchange related contracts:				
- Less than one year	**13,700,376**	**174,810**	8,263,235	163,855
- One year to less than five years	**1,064,920**	**26,370**	1,208,638	41,869
- Five years and above	**82,463**	**22,101**	82,575	20,721
Interest rate related contracts:				
- Less than one year	**1,166,295**	**6,233**	363,996	3,280
- One year to less than five years	**3,794,351**	**475,999**	4,328,935	513,338
- Five years and above	**1,212,167**	**152,219**	995,820	99,967
Miscellaneous	**2,058,768**	**—**	1,887,522	—
	78,527,072	**12,840,079**	71,056,853	12,092,698

36. COMMITMENTS AND CONTINGENCIES (CONT'D.)

	2003		2002	
	Principal RM'000	**Credit Equivalent RM'000**	Principal RM'000	Credit Equivalent RM'000
BANK				
Direct credit substitutes	**3,161,733**	**3,161,733**	2,622,056	2,622,056
Certain transaction-related contingent items	**5,565,332**	**2,782,666**	4,972,218	2,486,109
Short-term self-liquidating trade related contingencies	**5,742,188**	**1,148,438**	5,025,645	1,005,129
Islamic housing loans sold to Cagamas Berhad	**127,268**	**127,268**	136,199	136,199
Obligations under underwriting agreements	**776,878**	**388,439**	1,096,880	549,440
Irrevocable commitments to extend credit:				
- Maturity within one year	**32,323,256**	**—**	32,381,734	—
- Maturity exceeding one year	**3,084,131**	**1,542,066**	2,724,701	1,362,350
Foreign exchange related contracts:				
- Less than one year	**13,036,744**	**164,877**	7,921,506	126,265
- One year to less than five years	**1,064,920**	**26,370**	866,911	24,783
- Five years and above	**82,463**	**22,101**	82,575	20,721
Interest rate related contracts:				
- Less than one year	**1,166,295**	**6,233**	363,996	3,280
- One year to less than five years	**3,794,351**	**475,999**	4,328,935	513,338
- Five years and above	**1,212,167**	**152,129**	995,820	99,967
Miscellaneous	**2,056,076**	**—**	1,886,754	—
	73,193,802	**9,998,319**	65,405,930	8,949,637

The Bank and certain subsidiaries are contingently liable in respect of Islamic housing loans sold to Cagamas Berhad on the condition that they undertake to administer the loans on behalf of Cagamas Berhad and to buy back any loans which are regarded as defective based on pre-determined and agreed-upon prudential criteria.

36. COMMITMENTS AND CONTINGENCIES (CONT'D.)

Foreign exchange and interest rate related contracts are subject to market risk and credit risk. Principal amounts of the foreign exchange related contracts and interest rate related contracts are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Foreign exchange related contracts:				
- Forward and futures contracts	**6,167,092**	4,513,163	**6,165,646**	4,513,161
- Swaps	**8,680,667**	5,041,285	**8,018,481**	4,357,831
Interest rate related contracts:				
- Forward and futures contracts	**38,000**	67,000	**38,000**	67,000
- Swaps	**6,134,813**	5,621,751	**6,134,813**	5,621,751
	21,020,572	15,243,199	**20,356,940**	14,559,743

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amounts subject to market risk. Exposure to market risk may be reduced through offsetting on and off-balance sheet positions.

Credit risk

Credit risk arises from the possibility that a counterparty may be unable to meet the terms of a contract in which the Bank and certain subsidiaries have a gain position. This amount will increase or decrease over the life of the contracts, mainly as a function of maturity dates and market rates or prices.

As at 30 June, the amounts of market risk and credit risk are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Market risk				
Amount of contracts which were not hedged and hence, exposed to market risk	**84,426**	122,926	**84,426**	122,926
Credit risk				
Amount of credit risk, measured in terms of cost to replace the profitable contracts	**69,896**	83,256	**55,962**	70,579

37. CHANGES IN ACCOUNTING POLICIES AND PRIOR YEAR ADJUSTMENTS

(a) Changes in Accounting Policies

During the financial year, the Group and the Bank applied four new MASB Standards, which became effective from 1 July 2002, and accordingly modified certain accounting policies. In addition, the Group has adopted the accounting treatment of handling fees for hire purchase loans stipulated in the Bank Negara Malaysia Circular dated 4 July 2003 ("BNM Circular on Handling Fees") in the financial statements. The changes in accounting policies due to the application of MASB Standard 25: Income Tax and the adoption of BNM Circular on Handling Fees have resulted in prior year adjustments.

Under MASB Standard 25, deferred tax liabilities are recognised for all taxable temporary differences. Previously, deferred tax liabilities were provided for on account of timing differences only to the extent that a tax liability was expected to materialise in the foreseeable future. In addition, the Group and the Bank have commenced recognition of deferred tax assets for all deductible temporary differences, when it is probable that sufficient taxable profit will be available against which the deductible temporary differences can be utilised. Previously, deferred tax assets were not recognised unless the expected realisation was reasonably certain.

In accordance with the BNM Circular on Handling Fees, the handling fees paid to motor vehicle dealers on hire purchase loans are charged to the income statement in the period when they are incurred. Prior to the adoption of this accounting policy, the handling fees incurred were capitalised and amortised over the loan tenure using the "sum-of-the-digit" method.

(b) Prior Year Adjustments

The changes in accounting policies have been applied retrospectively and comparatives have been restated. The effects of changes in accounting policies are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Effect on retained profits:				
At 1 July 2002/2001, as previously stated	**4,539,345**	4,446,240	**3,067,880**	3,638,967
Effect of adopting MASB Standard 25	**1,051,926**	1,010,959	**792,302**	709,995
Effect of adopting BNM Circular on Handling fees	**(60,964)**	(31,560)	**—**	—
At 1 July 2002/2001, as restated	**5,530,307**	5,425,639	**3,860,182**	4,348,962
Effect on net profit for the year:				
Net profit before changes in accounting policies	**1,952,545**	1,647,701	**1,991,808**	987,161
Effect of adopting MASB Standard 25	**55,928**	40,967	**63,244**	82,307
Effect of adopting BNM Circular on Handling fees	**(11,984)**	(29,404)	**—**	—
Net profit for the year	**1,996,489**	1,659,264	**2,055,052**	1,069,468

37. CHANGES IN ACCOUNTING POLICIES AND PRIOR YEAR ADJUSTMENTS (CONT'D.)

(b) Prior Year Adjustments (Cont'd.)

Comparatives amounts as at 30 June 2002 have been restated as follows:

	Previously Stated RM'000	Adjustments RM'000	Restated RM'000
Group			
Deferred tax assets	—	1,052,521	1,052,521
Deferred tax liabilities	8,060	595	8,655
Loans, advances and financing	95,514,122	(60,964)	95,453,158
Retained profits	4,539,345	990,962	5,530,307
Bank			
Deferred tax assets	—	792,302	792,302
Retained profits	3,067,880	792,302	3,860,182

38. FINANCIAL RISK MANAGEMENT POLICIES

Risk Management is a critical pillar of the Group's operating model, complementing the other two pillars, which are customer sector and support and services sector. As part of the Group's strategy to integrate the management and control of risks across the various risk segments, a dedicated Board committee known as the Risk Management Committee was established. The Committee is responsible for formulating policies and the oversight of the key risks faced by the Group including credit, market, liquidity and operational risks with the objective of containing the negative impact to the Group's earnings should losses arise from exposures to these risks.

The broad principles that underpin the risk management process at the Group are as follows:

(a) The risk management approach is premised on three lines of defence – Risk Taking Units, Risk Control Units which are under Group Risk Management, and Internal Audit.

(b) The Risk Taking Units are responsible for the day-to-day management of risks inherent in their business activities while the Risk Control Units are responsible for setting the risk management framework and developing tools and methodologies for the identification, measurement, monitoring, control and pricing of risks. Complementing this is Internal Audit which provides independent assurance of the effectiveness of the risk management approach.

(c) Group Risk Management provides risk oversight for the major risk categories including credit risk, market risk, liquidity risk, operational risk and other industry-specific risks.

(d) Group Risk Management ensures that core policies of the Group are consistent, sets the risk tolerance level and facilitates the implementation of an integrated risk-adjusted measurement framework.

38. FINANCIAL RISK MANAGEMENT POLICIES (CONT'D.)

The broad principles that underpin the risk management process at the Group are as follows (Cont'd.):

(e) Group Risk Management is functionally and organisationally independent of the customer sectors and other risk takers in the Group.

(f) The Board of Directors through the Risk Management Committee maintains overall responsibility for risk oversight within the Group.

(g) Group Risk Management is responsible for the execution of various risk policies and related decisions of the Board.

The followings are the key risk areas that the Group encounters:

(a) Credit Risk Management

In discharging this responsibility, Group Credit Risk Unit is primarily involved in managing and enhancing asset quality, formulating and reviewing credit policies as well as the documentation/compilation of credit policies and procedures for adherence. Group Credit Risk also sets and reviews concentration limits according to various categories such as single customer groups, economic segments, product types, banks and countries, and overseas credit portfolio risk.

(b) Market Risk Management

Group Market Risk Unit continually evaluates risk arising from adverse movements in market prices or rates and monitors compliance to approved policies and risk limits. Market risk profiles are regularly reported to the various levels of management, as well as the Risk Management Committee and the Board of Directors.

Market risk controls adopted include the "Value-at-Risk" ("VaR") measurement, independent mark-to-market valuations, on-line tracking of various risk limits for trading positions, stress testing of portfolios, back testing of risk models and new product introduction guidelines.

(c) Liquidity Risk Management

The primary mechanism and tool for monitoring liquidity is the cash flow behaviour of the Bank. This framework ascertains liquidity based on the contractual and behavioural cash flow of assets, liabilities and off-balance sheet commitments, taking into consideration the realisable cash value of eligible liquefiable assets.

The Group maintains a minimum level of liquid assets although there is no such regulatory requirement. These assets are maintained in the form of cash and marketable debt securities that are issued by both sovereigns and triple-A rate private entities.

(d) Operational Risk Management

The Risk Taking Units (including the support units) are primary parties responsible for the management of day-to-day operational risk inherent in their respective business and functional areas. While Group Operational Risk Unit is responsible for the second line of defence, Group Internal Audit acts as the third line of defence by overseeing compliance in respect of day-to-day management of operational risks at the Risk Taking Units and providing independent assessments regarding the overall effectiveness of the operational risk management framework.

Further information on the framework and the principles for the management of risks of the Group is disclosed in the annual report.

39. INTEREST RATE RISK

The Group and Bank are exposed to various risk associated with the effects of fluctuations in the prevailing levels of market interest rates on the financial position and cash flows. Interest rate risk exposure is identified, measured, monitored and controlled through limits and procedures set by the Asset and Liability Management Committee ("ALCO") to protect total net interest income from changes in market interest rates.

The table below summarises the Group's and Bank's exposure to interest rate risk. The table indicates effective average interest rates at the balance sheet date and the periods in which the financial instruments reprice or mature, whichever is earlier.

GROUP 2003	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Assets									
Cash and short-term funds	13,896,611	–	–	–	–	–	2,225,823	16,122,434	2.41
Deposits and placements with banks and other financial institutions	149,176	4,928,743	278,486	30,065	–	–	265,809	5,652,279	2.54
Securities purchased under resale agreements	585,008	–	–	–	–	–	–	585,008	1.34
Dealing securities	234,414	65,233	10,713	8,866	146,407	310,995	8	776,636	4.19
Investment securities	3,010,930	2,432,032	1,402,597	2,860,493	6,432,232	3,986,987	5,005,982	25,131,253	3.80
Loans, advances and financing									
– performing	23,164,486	9,459,723	4,360,363	2,372,675	22,222,467	26,341,473	11,358,088	99,279,275	6.78
– non-performing*	–	–	–	–	–	–	3,209,195	3,209,195	–
Other assets	–	–	–	–	–	–	2,565,786	2,565,786	–
Other non-interest sensitive balances	–	–	–	–	–	–	5,869,752	5,869,752	–
Life and Family Takaful fund assets	–	–	–	–	–	–	1,763,779	1,763,779	–
Total Assets	41,040,625	16,885,731	6,052,159	5,272,099	28,801,106	30,639,455	32,264,222	160,955,397	

39. INTEREST RATE RISK (CONT'D.)

GROUP (CONT'D.) 2003	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Liabilities and Shareholders' Equity									
Deposits from customers	47,105,851	12,500,985	7,690,639	11,186,355	2,585,689	413	28,323,377	109,393,309	2.46
Deposits and placements of banks and other financial institutions	4,712,229	4,333,542	429,705	8,537	1,864,298	204,700	2,119,521	13,672,532	2.21
Obligations on securities sold under repurchase agreements	5,347,433	35,640	3,498	—	—	—	141,421	5,527,992	2.44
Bills and acceptances payable	832,552	858,892	144,069	679	—	—	1,314,798	3,150,990	2.85
Recourse obligation on loans sold to Cagamas	—	296,238	497,919	515,990	5,351,818	—	—	6,661,965	4.38
Provision for taxation and zakat	—	—	—	—	—	—	789,646	789,646	—
Subordinated obligations	—	—	—	—	950,000	2,054,000	—	3,004,000	6.62
Other liabilities	—	—	—	—	—	—	3,097,381	3,097,381	—
Other non-interest sensitive balances	—	—	—	—	—	—	8,620	8,620	—
Life and Family Takaful fund liabilities	—	—	—	—	—	—	107,443	107,443	—
Life and Family Takaful policy holders' funds	—	—	—	—	—	—	1,656,336	1,656,336	—
Total Liabilities	57,998,065	18,025,297	8,765,830	11,711,561	10,751,805	2,259,113	37,558,543	147,070,214	
Shareholders' equity	—	—	—	—	—	—	13,485,233	13,485,233	
Minority interests	—	—	—	—	—	—	399,950	399,950	
	—	—	—	—	—	—	13,885,183	13,885,183	
Total Liabilities and Shareholders' Equity	57,998,065	18,025,297	8,765,830	11,711,561	10,751,805	2,259,113	51,443,726	160,955,397	

39. INTEREST RATE RISK (CONT'D.)

GROUP (CONT'D.) 2003	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
On-balance sheet interest sensitivity gap	(16,957,440)	(1,139,566)	(2,713,671)	(6,439,462)	18,049,301	28,380,342	(19,179,504)	–	
Off-balance sheet interest sensitivity gap (interest rate swaps)	97,400	(1,108,936)	(2,650,604)	135,257	3,621,883	(95,000)	–	–	
Total interest sensitivity gap	(16,860,040)	(2,248,502)	(5,364,275)	(6,304,205)	21,671,184	28,285,342	(19,179,504)	–	
Cumulative interest rate sensitivity gap	(16,860,040)	(19,108,542)	(24,472,817)	(30,777,022)	(9,105,838)	19,179,504	–		

** This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.*

GROUP 2002	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Assets									
Cash and short-term funds	13,423,695	–	–	–	–	–	2,364,410	15,788,105	2.62
Deposits and placements with banks and other financial institutions	125,545	3,190,502	384,288	19,502	8,310	44,960	418,226	4,191,333	2.39
Securities purchased under resale agreements	517,525	–	–	–	–	–	–	517,525	0.81
Dealing securities	507,528	668,261	19,952	1,436	143,049	78,945	204,011	1,623,182	3.43
Investment securities	2,414,188	3,102,644	2,434,110	1,602,851	6,984,325	4,029,465	3,086,231	23,653,814	3.88
Loans, advances and financing									
– performing	23,979,797	8,849,168	4,164,270	2,750,826	17,442,002	26,250,890	7,973,706	91,410,659	7.68
– non-performing*	–	–	–	–	–	–	4,042,499	4,042,499	–

39. INTEREST RATE RISK (CONT'D.)

GROUP (CONT'D.) 2002	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Assets (Cont'd.)									
Other assets	—	—	—	—	—	—	2,091,312	2,091,312	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,004,727	6,004,727	—
Life and Family Takaful fund assets	—	—	—	—	—	—	1,332,843	1,332,843	—
Total Assets	40,968,278	15,810,575	7,002,620	4,374,615	24,577,686	30,404,260	27,517,965	150,655,999	
Liabilities and Shareholders' Equity									
Deposits from customers	43,426,687	9,895,632	6,542,114	13,091,952	2,840,531	334	26,775,162	102,572,412	2.98
Deposits and placements of banks and other financial institutions	4,400,703	4,116,366	1,477,157	263,808	1,638,805	28,266	2,149,583	14,074,688	2.66
Obligations on securities sold under repurchase agreements	4,050,166	132,605	3,213	237	—	—	74,135	4,260,356	2.35
Bills and acceptances payable	108,538	978,375	184,299	334	—	—	722,722	1,994,268	2.73
Recourse obligation on loans sold to Cagamas	233,998	—	21,820	491,653	5,646,938	—	—	6,394,409	4.65
Provision for taxation and zakat	—	—	—	—	—	—	1,062,876	1,062,876	—
Subordinated obligations	—	—	—	—	950,000	2,054,000	—	3,004,000	6.62
Other liabilities	—	—	—	—	—	—	2,936,627	2,936,627	—
Other non-interest sensitive balances	—	—	—	—	—	—	8,655	8,655	—
Life and Family Takaful fund liabilities	—	—	—	—	—	—	100,878	100,878	—
Life and Family Takaful policy holders' funds	—	—	—	—	—	—	1,231,965	1,231,965	—
Total Liabilities	52,220,092	15,122,978	8,228,603	13,847,984	11,076,274	2,082,600	35,062,603	137,641,134	

39. INTEREST RATE RISK (CONT'D.)

GROUP (CONT'D.) 2002	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Liabilities and Shareholders' Equity (Cont'd.)									
Shareholders' equity	—	—	—	—	—	—	12,658,293	12,658,293	—
Minority interests	—	—	—	—	—	—	356,572	356,572	—
	—	—	—	—	—	—	13,014,865	13,014,865	
Total Liabilities and Shareholders' Equity	52,220,092	15,122,978	8,228,603	13,847,984	11,076,274	2,082,600	48,077,468	150,655,999	—
On-balance sheet interest sensitivity gap	(11,251,814)	687,597	(1,225,983)	(9,473,369)	13,501,412	28,321,660	(20,559,503)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	491,755	(1,200,171)	(1,054,927)	(2,093,000)	2,507,343	1,349,000	—	—	
Total interest sensitivity gap	(10,760,059)	(512,574)	(2,280,910)	(11,566,369)	16,008,755	29,670,660	(20,559,503)	—	
Cumulative interest rate sensitivity gap	(10,760,059)	(11,272,633)	(13,553,543)	(25,119,912)	(9,111,157)	20,559,503	—		

** This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.*

39. INTEREST RATE RISK (CONT'D.)

BANK 2003	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Assets									
Cash and short-term funds	11,276,097	—	—	—	—	—	1,942,047	13,218,144	2.35
Deposits and placements with banks and other financial institutions	108,773	5,953,835	937,005	—	—	—	256,326	7,255,939	2.54
Securities purchased under resale agreements	582,003	—	—	—	—	—	—	582,003	1.33
Dealing securities	—	—	—	8,879	48,438	39,681	—	96,998	3.53
Investment securities	2,427,056	2,216,802	924,526	2,047,856	4,608,415	2,943,275	3,567,892	18,735,822	3.64
Loans, advances and financing									
- performing	21,085,392	7,492,766	3,226,607	2,211,413	14,431,758	19,817,853	9,524,303	77,790,092	6.89
- non-performing*	—	—	—	—	—	—	2,370,262	2,370,262	—
Other assets	—	—	—	—	—	—	1,212,873	1,212,873	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,392,194	6,392,194	—
Total Assets	35,479,321	15,663,403	5,088,138	4,268,148	19,088,611	22,800,809	25,265,897	127,654,327	
Liabilities and Shareholders' Equity									
Deposits from customers	36,192,130	8,273,244	5,568,169	9,029,089	1,993,867	80	25,639,302	86,695,881	2.36
Deposits and placements of banks and other financial institutions	4,181,381	4,318,769	428,705	7,494	1,864,225	197,717	1,797,464	12,795,755	2.26
Obligations on securities sold under repurchase agreements	5,029,440	35,640	3,498	—	—	—	141,420	5,209,998	2.42
Bills and acceptances payable	863,581	1,358,503	246,439	1,562	—	—	1,622,571	4,092,656	2.89
Recourse obligation on loans sold to Cagamas	—	39,841	—	413,917	1,835,395	—	—	2,289,153	4.49

39. INTEREST RATE RISK (CONT'D.)

BANK (CONT'D.) 2003	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Liabilities and *Shareholders' Equity* (Cont'd.)									
Provision for taxation and zakat	—	—	—	—	—	—	642,636	642,636	—
Subordinated obligations	—	—	—	—	950,000	2,054,000	—	3,004,000	6.62
Other liabilities	—	—	—	—	—	—	1,647,821	1,647,821	—
Total Liabilities	46,266,532	14,025,997	6,246,811	9,452,062	6,643,487	2,251,797	31,491,214	116,377,900	—
Shareholders' equity	—	—	—	—	—	—	11,276,427	11,276,427	—
Total Liabilities and Shareholders' Equity	46,266,532	14,025,997	6,246,811	9,452,062	6,643,487	2,251,797	42,767,641	127,654,327	
On-balance sheet interest sensitivity gap	(10,787,211)	1,637,406	(1,158,673)	(5,183,914)	12,445,124	20,549,012	(17,501,744)	—	
Off-balance sheet interest sensitivity gap (interest rate swaps)	97,400	(1,108,936)	(2,650,604)	135,257	3,621,883	(95,000)	—	—	
Total interest sensitivity gap	(10,689,811)	528,470	(3,809,277)	(5,048,657)	16,067,007	20,454,012	(17,501,744)	—	
Cumulative interest rate sensitivity gap	(10,689,811)	(10,161,341)	(13,970,618)	(19,019,275)	(2,952,268)	17,501,744	—		

** This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.*

39. INTEREST RATE RISK (CONT'D.)

BANK 2002	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Assets									
Cash and short-term funds	9,973,845	—	—	—	—	—	2,109,298	12,083,143	2.64
Deposits and placements with banks and other financial institutions	56,650	4,475,518	659,695	215	—	—	371,734	5,563,812	2.27
Securities purchased under resale agreements	517,625	—	—	—	—	—	—	517,625	0.80
Dealing securities	—	—	—	—	38,397	—	—	38,397	5.86
Investment securities	1,240,691	2,467,839	2,009,934	1,249,583	4,430,850	3,427,470	2,224,116	17,050,483	3.86
Loans, advances and financing									
– performing	22,757,738	7,355,636	3,348,825	2,712,738	10,483,563	18,814,957	6,661,872	72,135,329	7.51
– non-performing*	—	—	—	—	—	—	2,871,918	2,871,918	
Other assets	—	—	—	—	—	—	743,313	743,313	—
Other non-interest sensitive balances	—	—	—	—	—	—	6,611,190	6,611,190	—
Total Assets	34,546,549	14,298,993	6,018,454	3,962,536	14,952,810	22,242,427	21,593,441	117,615,210	
Liabilities and Shareholders' Equity									
Deposits from customers	33,810,169	7,342,256	5,089,210	10,248,487	1,490,769	—	24,016,769	81,997,660	2.88
Deposits and placements of banks and other financial institutions	4,203,674	3,395,867	593,005	—	1,637,715	—	1,015,630	10,845,891	2.61
Obligations on securities sold under repurchase agreements	3,930,498	126,605	3,213	237	—	—	74,135	4,134,688	2.34
Bills and acceptances payable	715,745	1,004,466	184,299	334	—	—	740,761	2,645,605	2.72
Recourse obligation on loans sold to Cagamas	—	—	—	325,984	1,944,165	—	—	2,270,149	4.75

39. INTEREST RATE RISK (CONT'D.)

BANK (CONT'D.) 2002	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-interest sensitive RM'000	Total RM'000	Effective interest rate %
Liabilities and Shareholders' Equity (Cont'd.)									
Provision for taxation and zakat	–	–	–	–	–	–	849,945	849,945	–
Subordinated obligations	–	–	–	–	950,000	2,054,000	–	3,004,000	6.62
Other liabilities	–	–	–	–	–	–	1,488,901	1,488,901	–
Total Liabilities	42,660,086	11,869,194	5,869,727	10,575,042	6,022,649	2,054,000	28,186,141	107,236,839	
Shareholders' equity	–	–	–	–	–	–	10,378,371	10,378,371	–
Total Liabilities and Shareholders' Equity	42,660,086	11,869,194	5,869,727	10,575,042	6,022,649	2,054,000	38,564,512	117,615,210	
On-balance sheet interest sensitivity gap	(8,113,537)	2,429,799	148,727	(6,612,506)	8,930,161	20,188,427	(16,971,071)	–	
Off-balance sheet interest sensitivity gap (interest rate swaps)	491,755	(1,200,171)	(1,054,927)	(2,093,000)	2,507,343	1,349,000	–	–	
Total interest sensitivity gap	(7,621,782)	1,229,628	(906,200)	(8,705,506)	11,437,504	21,537,427	(16,971,071)	–	
Cumulative interest rate sensitivity gap	(7,621,782)	(6,392,154)	(7,298,354)	(16,003,860)	(4,566,356)	16,971,071	–		

** This is arrived at after deducting the general provision, specific provision and interest/income-in-suspense from gross non-performing loans outstanding.*

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO

The Group and Bank are exposed to the risk associated with the effects of fluctuations in the prevailing levels of yield/profit rate on the financial position and cash flows of the IBS portfolio. The fluctuations in yield/profit rate can be influenced by changes in interest rates that affect the value of financial instruments under the IBS portfolio. Yield/profit rate risk is monitored and managed by the Asset and Liability Management Committee ("ALCO") to protect the income from IBS operations.

The table below summarises the Group's and Bank's exposure to yield/profit rate risk for the IBS operations. The table indicates effective average yield/profit rates at the balance sheet date and the periods in which the financial instruments either reprice or mature, whichever is earlier.

GROUP 2003	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Assets									
Cash and short-term funds	359,400	–	–	–	–	–	343	359,743	1.47
Deposits and placements with banks and other financial institutions	–	85,000	42,000	–	–	–	39,471	166,471	2.88
Investment securities	713,560	919,909	580,079	367,589	400,603	205,699	14,351	3,201,790	3.30
Loans and financing									
– performing	1,128,693	650,661	299,701	47,944	1,753,486	7,481,970	–	11,362,455	8.07
– non-performing*	–	–	–	–	–	–	340,983	340,983	–
Other assets	–	–	–	–	–	–	108,106	108,106	–
Other non-yield/profit rate sensitive balances	–	–	–	–	–	–	38,717	38,717	–
Total Assets	2,201,653	1,655,570	921,780	415,533	2,154,089	7,687,669	541,971	15,578,265	
Liabilities and Islamic Banking Fund									
Deposits from customers	4,191,205	1,733,622	948,614	1,774,434	64,632	–	2,308,331	11,020,838	2.76
Deposits and placements of banks and other financial institutions	687,535	248,829	440,700	–	3,247	33,781	1,085	1,415,177	2.76
Obligations on securities sold under repurchase agreements	141,420	–	–	–	–	–	–	141,420	2.46
Bills and acceptances payable	197,138	177,244	207,965	–	–	–	323	582,670	2.93

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

GROUP (CONT'D.) 2003	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Liabilities and Islamic Banking Fund (Cont'd.)									
Provision for taxation and zakat	–	–	–	–	–	–	102,350	102,350	–
Other liabilities	–	–	–	–	–	–	1,005,428	1,005,428	–
Total Liabilities	5,217,298	2,159,695	1,597,279	1,774,434	67,879	33,781	3,417,517	14,267,883	
Islamic banking fund	–	–	–	–	–	–	1,310,382	1,310,382	–
Total Liabilities and Islamic Banking Fund	5,217,298	2,159,695	1,597,279	1,774,434	67,879	33,781	4,727,899	15,578,265	
On-balance sheet yield/profit rate sensitivity gap	(3,015,645)	(504,125)	(675,499)	(1,358,901)	2,086,210	7,653,888	(4,185,928)	–	
Cumulative yield/profit rate sensitivity gap	(3,015,645)	(3,519,770)	(4,195,269)	(5,554,170)	(3,467,960)	4,185,928	–		

** This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.*

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

GROUP 2002	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Assets									
Cash and short-term funds	1,249,543	—	—	—	—	—	941	1,250,484	2.65
Deposits and placements with banks and other financial institutions	—	70,000	123,000	—	—	—	86,655	279,655	2.84
Dealing securities	—	—	—	—	165,678	—	—	165,678	3.40
Investment securities	442,661	609,551	490,417	275,052	878,887	115,657	14,349	2,826,574	3.28
Loans and financing									
- performing	827,223	541,071	175,063	63,714	1,442,728	4,941,234	—	7,991,033	7.56
- non-performing*	—	—	—	—	—	—	254,869	254,869	—
Other assets	—	—	—	—	—	—	428,535	428,535	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	47,612	47,612	—
Total Assets	2,519,427	1,220,622	788,480	338,766	2,487,293	5,056,891	832,961	13,244,440	
Liabilities and Islamic Banking Fund									
Deposits from customers	5,515,206	2,130,497	1,040,950	421,622	24,047	—	1,719,674	10,851,996	3.10
Deposits and placements of banks and other financial institutions	1,085,243	23,875	155,000	10,000	20,568	—	19,902	1,314,588	2.71
Obligations on securities sold under repurchase agreements	73,135	1,000	—	—	—	—	—	74,135	2.47
Bills and acceptances payable	—	—	—	—	—	—	21,299	21,299	—

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

GROUP (CONT'D.) 2002	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Liabilities and Islamic Banking Fund (Cont'd.)									
Provision for taxation and zakat	—	—	—	—	—	—	86,888	86,888	—
Other liabilities	—	—	—	—	—	—	56,785	56,785	—
Total Liabilities	6,673,584	2,155,372	1,195,950	431,622	44,615	—	1,904,548	12,405,691	
Islamic banking fund	—	—	—	—	—	—	838,749	838,749	—
Total Liabilities and Islamic Banking Fund	6,673,584	2,155,372	1,195,950	431,622	44,615	—	2,743,297	13,244,440	
On-balance sheet yield/profit rate sensitivity gap	(4,154,157)	(934,750)	(407,470)	(92,856)	2,442,678	5,056,891	(1,910,336)	—	
Cumulative yield/profit rate sensitivity gap	(4,154,157)	(5,088,907)	(5,496,377)	(5,589,233)	(3,146,555)	1,910,336	—		

** This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.*

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

BANK 2003	Up to 1 month RM'000	>1 - 3 months RM'000	>3 - 6 months RM'000	>6 - 12 months RM'000	>1 - 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Assets									
Cash and short-term funds	207,400	—	—	—	—	—	—	207,400	1.59
Deposits and placements with banks and other financial institutions	—	85,000	42,000	—	—	—	7,472	134,472	2.88
Investment securities	546,494	771,623	424,457	186,229	185,160	—	14,350	2,128,313	2.93
Loans and financing									
– performing	1,128,693	650,661	299,701	37,090	730,042	6,678,116	—	9,524,303	8.12
– non-performing*	—	—	—	—	—	—	334,182	334,182	—
Other assets	—	—	—	—	—	—	10,899	10,899	—
Other non-yield/profit rate sensitive balances	—	—	—	—	—	—	76,896	76,896	—
Total Assets	1,882,587	1,507,284	766,158	223,319	915,202	6,678,116	443,799	12,416,465	
Liabilities and Islamic Banking Fund									
Deposits from customers	2,904,712	1,051,805	836,701	1,628,388	53,226	—	2,308,080	8,782,912	2.63
Deposits and placements of banks and other financial institutions	579,858	50,000	440,000	—	3,247	33,781	1,085	1,107,971	2.75
Obligations on securities sold under repurchase agreements	141,420	—	—	—	—	—	—	141,420	2.46
Bills and acceptances payable	382,445	326,397	207,965	—	—	—	322	917,129	2.93
Provision for taxation and zakat	—	—	—	—	—	—	69,979	69,979	—
Other liabilities	—	—	—	—	—	—	772,448	772,448	—
Total Liabilities	4,008,435	1,428,202	1,484,666	1,628,388	56,473	33,781	3,151,914	11,791,859	
Islamic banking fund	—	—	—	—	—	—	624,606	624,606	—
Total Liabilities and Islamic Banking Fund	4,008,435	1,428,202	1,484,666	1,628,388	56,473	33,781	3,776,520	12,416,465	

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

BANK (CONT'D.) 2003	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
On-balance sheet yield/profit rate sensitivity gap	(2,125,848)	79,082	(718,508)	(1,405,069)	858,729	6,644,335	(3,332,721)	–	
Cumulative yield/profit rate sensitivity gap	(2,125,848)	(2,046,766)	(2,765,274)	(4,170,343)	(3,311,614)	3,332,721	–		

* This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.

BANK 2002	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Assets									
Cash and short-term funds	1,108,704	–	–	–	–	–	–	1,108,704	2.60
Deposits and placements with banks and other financial institutions	–	20,000	123,000	–	–	–	54,655	197,655	2.86
Investment securities	416,350	605,741	346,774	959	460,566	–	14,350	1,844,740	2.76
Loans and financing									
– performing	826,960	540,376	172,253	48,927	513,710	4,559,645	-	6,661,871	7.27
– non-performing*	–	–	–	–	–	–	223,632	223,632	–
Other assets	–	–	–	–	–	–	66,488	66,488	–
Other non-yield/profit rate sensitive balances	–	–	–	–	–	–	29,342	29,342	–
Total Assets	2,352,014	1,166,117	642,027	49,886	974,276	4,559,645	388,467	10,132,432	

40. YIELD/PROFIT RATE RISK ON IBS PORTFOLIO (CONT'D.)

BANK (CONT'D.) 2002	Up to 1 month RM'000	>1 – 3 months RM'000	>3 – 6 months RM'000	>6 – 12 months RM'000	>1 – 5 years RM'000	Over 5 years RM'000	Non-yield/ profit rate sensitive RM'000	Total RM'000	Effective yield/profit rate %
Liabilities and Islamic Banking Fund									
Deposits from customers	4,011,792	1,610,280	874,943	339,517	6,602	—	1,719,674	8,562,808	3.00
Deposits and placements of banks and other financial institutions	792,096	—	—	—	20,568	—	19,941	832,605	2.68
Obligations on securities sold under repurchase agreements	73,135	1,000	—	—	—	—	—	74,135	2.47
Bills and acceptances payable	—	—	—	—	—	—	21,299	21,299	—
Provision for taxation and zakat	—	—	—	—	—	—	42,537	42,537	—
Other liabilities	—	—	—	—	—	—	46,716	46,716	—
Total Liabilities	4,877,023	1,611,280	874,943	339,517	27,170	—	1,850,167	9,580,100	—
Islamic banking fund	—	—	—	—	—	—	552,332	552,332	—
Total Liabilities and Islamic Banking Fund	4,877,023	1,611,280	874,943	339,517	27,170	—	2,402,499	10,132,432	
On-balance sheet yield/profit rate sensitivity gap	(2,525,009)	(445,163)	(232,916)	(289,631)	947,106	4,559,645	(2,014,032)	—	
Cumulative yield/profit rate sensitivity gap	(2,525,009)	(2,970,172)	(3,203,088)	(3,492,719)	(2,545,613)	2,014,032	—		

** This is arrived at after deducting the general provision, specific provision and income-in-suspense from gross non-performing financing outstanding.*

41. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Financial instruments comprise financial assets, financial liabilities and also off-balance sheet derivatives. The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale. The information presented herein represents best estimates of fair values of financial instruments at the balance sheet date.

Quoted and observable market prices, where available, are used as the measure of fair values. However, for a significant portion of the Group's and the Bank's financial instruments, including loans, advances and financing to customers, where such market prices are not available, various methodologies have been used to estimate the approximate fair values of such instruments. These methodologies are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in the assumptions could significantly affect these estimates and the resulting fair value estimates. Therefore, for a significant portion of the Group's and the Bank's financial instruments, including loans, advances and financing to customers, their respective fair value estimates do not purport to represent, nor should they be construed to represent, the amounts that the Group and the Bank could realise in a sales transaction at the balance sheet date. The fair value information presented herein should also in no way be construed as representative of the underlying value of the Group and the Bank as a going concern.

The on-balance sheet financial assets and financial liabilities of the Group and the Bank whose fair values are required to be disclosed in accordance with MASB Standard 24 comprise all its assets and liabilities with the exception of investments in subsidiaries, investments in associated companies, property, plant and equipment, provision for current and deferred taxation, life and Family Takaful fund assets, and life and Family Takaful fund liabilities. The information on the fair values of financial assets and financial liabilities of the life and Family Takaful fund is disclosed in Note 48.

The estimated fair values of those on-balance sheet financial assets and financial liabilities as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	2003		2002	
	Carrying Value RM'000	**Fair Value RM'000**	Carrying Value RM'000	Fair Value RM'000
GROUP				
Financial assets				
Deposits and placements with bank and other financial institutions	**5,652,279**	**5,652,279**	4,191,333	4,188,755
Dealing securities	**776,636**	**780,910**	1,623,182	1,628,686
Investment securities	**25,131,253**	**26,253,195**	23,653,814	24,203,623
*Loan, advances and financing**	**105,962,910**	**107,340,337**	98,735,360	100,639,327

41. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)

	2003		2002	
	Carrying Value RM'000	**Fair Value RM'000**	Carrying Value RM'000	Fair Value RM'000
GROUP (CONT'D.)				
Financial liabilities				
Deposits from customers	**109,393,309**	**109,446,376**	102,572,412	102,648,250
Deposits and placements of banks and other financial institutions	**13,672,532**	**13,712,657**	14,074,688	14,122,755
Recourse obligation on loans sold to Cagamas	**6,661,965**	**6,717,043**	6,394,409	1,994,268
Subordinated obligations	**3,004,000**	**3,221,342**	3,004,000	3,321,475
BANK				
Financial assets				
Dealing securities	**96,998**	**97,003**	38,397	38,397
Investment securities	**18,735,822**	**19,686,759**	17,050,483	17,441,437
Loan, advances and financing*	**82,750,589**	**83,625,118**	77,462,888	78,901,241
Financial liabilities				
Deposits from customers	**86,695,881**	**86,732,493**	81,997,660	82,013,070
Deposits and placements of banks and other financial institutions	**12,795,755**	**12,835,877**	10,845,891	10,893,927
Recourse obligation on loans sold to Cagamas	**2,289,153**	**2,337,467**	2,270,149	2,366,890
Subordinated obligations	**3,004,000**	**3,221,342**	3,004,000	3,321,475

** The general provisions for the Group and the Bank amounting to RM3,474,440,000 (2002: RM3,282,202,000) and RM2,590,235,000 (2002: RM2,455,641,000) respectively have been added back to arrive at the carrying value of the loans, advances and financing.*

41. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)

The fair values of unrecognised financial instruments at the balance sheet date are as follows:

	2003		2002	
	Nominal Amount RM'000	**Net Fair Value RM'000**	Nominal Amount RM'000	Net Fair Value RM'000
GROUP				
Derivative financial instruments				
Foreign exchange contracts:				
- Forwards and futures	**6,167,092**	**(2,802)**	4,513,163	(10,452)
- Swaps	**8,680,667**	**(16,719)**	5,041,285	10,566
Interest rate contracts:				
- Forwards and futures	**38,000**	**(3)**	67,000	11
- Swaps	**6,134,813**	**(84,595)**	5,621,751	(25,562)
BANK				
Derivative financial instruments				
Foreign exchange contracts:				
- Forwards and future	**6,165,646**	**(2,802)**	4,513,161	(10,452)
- Swaps	**8,018,481**	**(16,719)**	4,357,831	10,566
Interest rate contracts:				
- Forwards and future	**38,000**	**(3)**	67,000	11
- Swaps	**6,134,813**	**(84,595)**	5,621,751	(25,562)

Included in the net fair value of the unrecognised financial instruments above is an amount of RM84,856,000 (2002: RM25,872,000) relating to the instruments that qualify as hedges, which amount is amortised over the life of respective instruments to match against the corresponding amounts of the hedged instruments.

The following methods and assumptions are used to estimate the fair values of the following classes of financial instruments:

(a) Cash and Shot-term Funds

The carrying amount approximates fair value due to the relatively short maturity of the financial instruments.

(b) Deposits and Placements with Financial Institutions, Securities Purchased under Resale Agreement, Obligations on Securities Sold under Repurchase Agreement and Bills and Acceptances Payable

The fair values of those financial instruments with remaining maturities of less than one year approximate their carrying values due to their relatively short maturities. For those financial instruments with maturities of more than one year, the fair values are estimated based on discounted cash flows using applicable prevailing market rates of similar remaining maturities at the balance sheet date.

41. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONT'D.)

(c) Dealing and Investment Securities

Fair values of securities that are actively traded is determined by quoted bid prices. For non-actively traded securities, independent broker quotations are obtained. Fair values of equity securities are estimated using a number of methods, including net tangible assets, earnings multiples and discounted cash flow analysis. Where discounted cash flow technique is used, the estimated future cash flows are discounted using applicable prevailing market or indicative rates of similar instruments at the balance sheet date.

(d) Loans, Advances and Financing

The fair values of variable rate loans are estimated to approximate their carrying values. For fixed rate loans and Islamic financing, the fair values are estimated based on expected future cash flows of contractual instalment payments, discounted at applicable and prevailing rates at balance sheet date offered for similar facilities to new borrowers with similar credit profiles. In respect of non-performing loans, the fair values are deemed to approximate the carrying values which are net of interest/income-in-suspense and specific provision for bad and doubtful debts and financing.

(e) Deposits from Customers, Deposits and Placements of Banks and Other Financial Institutions

The fair values of deposits payable on demand and deposits and placements with maturities of less than one year approximate their carrying values due to the relatively short maturity of these instruments. The fair values of fixed deposits and placements with remaining maturities of more than one year are estimated based on discounted cash flows using applicable rates currently offered for deposits and placements with similar remaining maturities. The fair value of Islamic deposits are estimated to approximate their carrying values as the profit rates are determined at the end of their holding periods based on the actual profits generated from the assets invested.

(f) Recourse Obligation on Loans Sold to Cagamas

The fair values of recourse obligation on housing and hire purchase loans sold to Cagamas are determined based on the discounted cash flows of future instalment payments at applicable prevailing Cagamas rates as at balance sheet date.

(g) Subordinated Obligations

The fair values of subordinated obligations are estimated by discounting the expected future cash flows using the applicable prevailing interest rates for borrowings with similar risks profiles.

(h) Derivative Financial Instruments

Fair values of derivative instruments are normally zero or negligible at inception and the subsequent change in value is favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms. The fair values of the Group's and the Bank's derivative instruments are estimated by reference to quoted market prices. Internal models are used where no market price is available.

42. CAPITAL AND OTHER COMMITMENTS

(a) Capital expenditure approved by directors but not provided for in the financial statements amounted to:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Approved and contracted for	**182,974**	197,462	**157,528**	157,386
Approved but not contracted for	**284,622**	201,994	**223,186**	135,963
	467,596	399,456	**380,714**	293,349

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
(b) Uncalled capital in shares of subsidiaries	**—**	—	**280**	280

(c) Commitments to inject capital into the following subsidiaries are as follows:

	Group and Bank	
	2003 '000	2002 '000
Mayban Takaful Berhad		
– As shares	**—**	RM20,000
P.T. Bank Maybank Indocorp		
– As shares	**—**	USD17,000 (RM64,600)

42. CAPITAL AND OTHER COMMITMENTS (CONT'D.)

(d) The Bank and a subsidiary are committed to lend up to five times the nominal value of its investment in Export Credit Insurance Corporation of Singapore Limited ("ECIC") to meet claims arising as part of the export credit insurance business of the company. ECIC may, at its option, convert the whole or any part of any such loans into fully paid shares.

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Maximum commitments in respect of the investment in ECIC	**10,791**	10,785	**10,791**	10,785

43. CAPITAL ADEQUACY

The capital adequacy ratios of the Group and the Bank as at 30 June, are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
Without deducting proposed dividend*:				
Capital ratio				
Core capital ratio	**10.61%**	10.46%	**11.40%**	11.08%
Risk-weighted capital ratio	**15.62%**	15.72%	**14.88%**	14.72%
After deducting proposed dividend:				
Core capital ratio	**10.24%**	10.30%	**10.92%**	10.87%
Risk-weighted capital ratio	**15.25%**	15.56%	**14.40%**	14.51%

* *In arriving at the capital base used in the ratio calculations of the Group and the Bank, the proposed dividends for respective financial years were not deducted.*

43. CAPITAL ADEQUACY (CONT'D.)

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Tier 1 capital				
Paid-up share capital	**3,589,465**	3,550,181	**3,589,465**	3,550,181
Share premium	**444,672**	298,336	**444,672**	298,336
Other reserves	**9,393,764**	8,750,726	**7,175,303**	6,459,407
Tier 1 minority interest	**202,943**	195,371	**—**	—
Less: Deferred tax assets	**(1,110,840)**	(1,052,521)	**(855,546)**	(792,302)
Total Tier 1 capital	**12,520,004**	11,742,093	**10,353,894**	9,515,622
Tier 2 capital				
Subordinated obligations	**2,434,000**	2,624,000	**2,434,000**	2,624,000
General provision for bad and doubtful debts and financing	**3,474,440**	3,282,202	**2,590,235**	2,455,641
Total Tier 2 capital	**5,908,440**	5,906,202	**5,024,235**	5,079,641
Total capital	**18,428,444**	17,648,295	**15,378,129**	14,595,263
Less: Investment in subsidiaries	**—**	—	**(1,868,713)**	(1,956,333)
Capital base	**18,428,444**	17,648,295	**13,509,416**	12,638,930

The breakdown of risk-weighted assets (excluding deferred tax assets) in the various categories of risk-weights are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
0%	**27,325,491**	23,009,585	**21,460,822**	18,492,215
10%	**4,262,725**	2,965,798	**3,233,650**	2,291,263
20%	**19,454,971**	21,493,561	**18,228,121**	16,076,825
50%	**19,877,897**	17,603,838	**15,615,461**	13,459,360
100%	**103,670,749**	98,809,577	**78,980,566**	75,677,289
	174,591,833	163,882,359	**137,518,620**	125,996,952

44. SEGMENT INFORMATION

Segment information is presented in respect of the Group's business and geographical segments.

The primary format, business segment information, is prepared based on internal management reports, which are used by senior management for decision-making and performance management. The amounts for each business segment are shown after the allocation of certain centralised cost, funding income and the applicable transfer pricing where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation. All inter-segment transactions are conducted at arm's length basis on normal commercial terms that are not more favourable than those generally available to public.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Capital expenditure comprises additions to property, plant and equipment.

(a) Primary Segment – By Business Segment

The Group comprises the following main business segments:

(i) Banking

The Banking segment focuses on business of banking in all its aspects which also include IBS operations. Its activities are generally structured into two key areas, Retail Financial Services ("RFS") and Enterprise Financial Services ("EFS").

RFS comprises the full range of products and services offered to individuals, including savings and fixed deposits, remittance services, current accounts, consumer loans such as housing loans and personal loans, unit trusts, bancassurance products and credit cards.

EFS provides a full range of financial services to business customers, ranging from large corporates and the public sector to small and medium enterprises. The products and services offered include long-term loans such as project financing, short-term credit such as overdrafts and trade financing, and fee-based services such as cash management and custodian services.

(ii) Finance

The Finance segment focuses on business of a licensed finance company (including IBS operations) which provides products and services to individual customers and small and medium enterprises, concentrating on hire purchase financing, leasing, block discounting and other retail based loans products.

(iii) Investment Banking

The Investment Banking segment includes business of a merchant bank, discount house, and securities and futures broker. This segment focuses on business needs of mainly large corporate customers and financial institutions. The products and services offered to customers include direct lending, advisory banking services, bond issuance, equity financing, syndicated financing, mergers and acquisitions advisory services, debt restructuring advisory services, and share and futures dealings.

44. SEGMENT INFORMATION (CONT'D.)

(a) Primary Segment – By Business Segment (Cont'd.)

(iv) Insurance and Takaful

The Insurance and Takaful segment includes the business of underwriting all classes of general and life insurance businesses, offshore investment life insurance business, General Takaful and Family Takaful businesses.

(v) Others

The "Others" segment includes asset and fund management, nominee and trustee services and custodian services.

GROUP 2003	Banking RM'000	Finance RM'000	Investment Banking RM'000	Insurance and Takaful RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
REVENUE							
External revenue	7,407,516	1,900,683	431,519	230,426	56,758	—	10,026,902
Dividends from subsidiaries	1,239,067	12,150	19,619	33,002	948	(1,304,786)	—
Other inter-segment revenue	170,840	35,732	3,888	26,439	14,304	(251,203)	—
Total inter-segment revenue	1,409,907	47,882	23,507	59,441	15,252	(1,555,989)	—
Total revenue	8,817,423	1,948,565	455,026	289,867	72,010	(1,555,989)	10,026,902
Segment results – operating profit	3,803,136	724,838	166,429	135,687	(4,395)	(1,304,786)	3,520,909
Loan and financing loss and provisions	(871,356)	(25,030)	(4,320)	—	(434)	—	(901,140)
Share of results of associated companies	—	(1,170)	(27)	—	1,102	—	(95)
Profit before taxation and zakat	2,931,780	698,638	162,082	135,687	(3,727)	(1,304,786)	2,619,674
Taxation and zakat	(684,845)	(172,949)	(19,800)	(39,675)	(8,136)	362,156	(563,249)
Profit after taxation and zakat	2,246,935	525,689	142,282	96,012	(11,863)	(942,630)	2,056,425
Minority interests							(59,936)
Net profit for the year							1,996,489

44. SEGMENT INFORMATION (CONT'D.)

(a) Primary Segment – By Business Segment (Cont'd.)

GROUP (CONT'D.) 2003	Banking RM'000	Finance RM'000	Investment Banking RM'000	Insurance and Takaful RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
ASSETS AND LIABILITIES							
Segment assets	136,588,647	23,448,341	9,174,514	3,422,565	364,101	(12,060,072)	160,938,096
Investment in associated companies	—	4,852	—	—	12,449	—	17,301
Total assets	136,588,647	23,453,193	9,174,514	3,422,565	376,550	(12,060,072)	160,955,397
Total segment liabilities	123,911,537	20,967,618	7,927,115	2,124,921	157,075	(8,018,052)	147,070,214
OTHER INFORMATION							
Capital expenditure	209,240	10,065	5,183	1,948	33,101	—	259,537
Depreciation	129,127	25,498	7,099	8,319	8,822	—	178,865
Non-cash expenses/(income) other than depreciation	699,804	123,608	11,298	10,032	5,069	(184,660)	665,151
GROUP 2002							
REVENUE							
External revenue	7,516,266	2,022,052	479,861	249,913	36,364	—	10,304,456
Dividends from subsidiaries	225,014	946	153,551	45,020	651	(425,182)	—
Other inter-segment revenue	124,862	25,158	6,698	10,600	14,200	(181,518)	—
Total inter-segment revenue	349,876	26,104	160,249	55,620	14,851	(606,700)	—
Total revenue	7,866,142	2,048,156	640,110	305,533	51,215	(606,700)	10,304,456

44. SEGMENT INFORMATION (CONT'D.)

(a) Primary Segment – By Business Segment (Cont'd.)

GROUP (CONT'D.) 2002	Banking RM'000	Finance RM'000	Investment Banking RM'000	Insurance and Takaful RM'000	Others RM'000	Elimination RM'000	Consolidated RM'000
Segment results – operating profit	2,752,048	867,472	371,123	141,656	23,531	(425,182)	3,730,648
Loan and financing loss and provisions	(1,200,065)	(130,878)	(45,977)	(100)	(1,735)	—	(1,378,755)
Share of results of associated companies	—	(1)	—	—	2,491	—	2,490
Profit before taxation and zakat	1,551,983	736,593	325,146	141,556	24,287	(425,182)	2,354,383
Taxation and zakat	(376,973)	(188,880)	(98,554)	(45,197)	(8,703)	60,521	(657,786)
Profit after taxation and zakat	1,175,010	547,713	226,592	96,359	15,584	(364,661)	1,696,597
Minority interests							(37,333)
Net profit for the year							1,659,264
ASSETS AND LIABILITIES							
Segment assets	123,080,921	24,033,253	8,771,235	2,962,094	2,825,616	(11,035,948)	150,637,171
Investment in associated companies	—	6,022	1,127	—	11,679	—	18,828
Total assets	123,080,921	24,039,275	8,772,362	2,962,094	2,837,295	(11,035,948)	150,655,999
Total segment liabilities	112,148,644	21,281,897	7,574,596	1,736,554	1,118,437	(6,218,994)	137,641,134
OTHER INFORMATION							
Capital expenditure	97,286	21,748	7,471	4,366	438	—	131,309
Depreciation	125,603	29,447	6,637	13,665	2,393	—	177,745
Non-cash expenses/(income) other than depreciation	756,399	147,852	111,243	(2,766)	(45)	(273,826)	738,857

44. SEGMENT INFORMATION (CONT'D.)

(b) Secondary Segment – By Geographical Locations

In presenting information on the basis of geographical segments, segment revenue is based on geographical locations of customers. Segment assets are based on the geographical locations of assets.

The Group has operations in Malaysia, Singapore, Indonesia, Philippines, Papua New Guinea, Brunei Darulsalam, People's Republic of China, Hong Kong SAR, Vietnam, United Kingdom, United States of America, Cambodia and Bahrain.

With the exception of Malaysia and Singapore, no other individual country contributed more than 5% of the consolidated revenue before operating expenses and of total assets.

	Total Revenue from External Customers RM'000	Capital Expenditure RM'000	Segment Assets RM'000	Profit before Taxation and Zakat RM'000
2003				
Malaysia	**10,365,023**	**218,361**	**150,130,607**	**3,791,387**
Singapore	**717,120**	**18,887**	**14,759,326**	**95,884**
Others	**500,748**	**22,289**	**8,125,536**	**37,189**
	11,582,891	**259,537**	**173,015,469**	**3,924,460**
Elimination	**(1,555,989)**	**—**	**(12,060,072)**	**(1,304,786)**
Group	**10,026,902**	**259,537**	**160,955,397**	**2,619,674**
2002				
Malaysia	9,675,827	103,107	141,768,762	2,946,558
Singapore	730,983	21,132	12,702,020	(98,830)
Others	504,346	7,070	7,221,165	(68,163)
	10,911,156	131,309	161,691,947	2,779,565
Elimination	(606,700)	—	(11,035,948)	(425,182)
Group	10,304,456	131,309	150,655,999	2,354,383

45. SIGNIFICANT EVENTS

(a) Capital Injection into PT Bank Maybank Indocorp

The Bank acquired an additional 153,045 new ordinary shares of IDR1,000,000 each at par in PT Bank Maybank Indocorp (PBMI) via a capital injection of USD16,110,000 or Ringgit Malaysia equivalent of RM61,218,000 on 31 July 2002. The Bank's equity interest in PBMI has increased from 91.2% to 93.9% after the capital injection.

(b) Capital Injection into Maybank Philippines, Incorporated

The Bank received 10,000,000 new ordinary shares of Peso 35 each in Maybank Philippines, Incorporated (MPI) during the financial year for the capital injection of Peso 350,000,000 or Ringgit Malaysia equivalent of RM25,970,000 made in the previous financial year on 28 October 2002, thereby increasing the Bank's equity interest in MPI from 99.96% to 99.97%.

On 17 June 2003, the Bank further injected Peso 300,000,000 or Ringgit Malaysia equivalent of RM21,330,000 into MPI. The additional new ordinary shares in respect of the capital injection have not been issued as at the date of the financial statements.

(c) Acquisition of Additional Equity Interest in Aseambankers Malaysia Berhad

On 11 June 2003, the Bank acquired an additional 2,280,278 ordinary shares of RM1 each in Aseambankers Malaysia Berhad (Aseambankers) from UBS AG at an acquisition price of RM5.12 per share for a cash consideration of RM11,675,023. The acquisition price was arrived at with reference to the net tangible assets of Aseambankers as at 31 March 2002. The Bank's equity interest in Aseambankers has increased from 70.5% to 75.0% after the acquisition.

(d) Capital Injection into Mayban Ventures Sdn. Bhd.

On 30 June 2003, the Bank and a subsidiary, Aseambankers, subscribed additional 2,800,000 and 1,200,000 respectively of new ordinary shares of RM1 each at par in another subsidiary, Mayban Ventures Sdn. Bhd. (MVSB), for total considerations of RM2,800,000 and RM1,200,000 respectively. The purchase consideration of RM2,800,000 was paid by the Bank via a debt settlement agreement of the loan owed by MVSB to the Bank.

(e) Capital Injection into Mayban Takaful Berhad

On 1 July 2002 and 31 December 2002, Mayban Fortis Holdings Berhad (MFHB), a subsidiary of the Bank, subscribed additional 10,000,000 and 19,999,998 new ordinary shares of RM1 each at par in Mayban Takaful Berhad (MTB) for cash considerations of RM10,000,000 and RM19,999,998 respectively. MTB is a wholly owned subsidiary of MFHB.

(f) Acquisition of the Business of Safety Insurance Berhad

On 1 September 2002, a subsidiary of the Bank, Mayban General Assurance Berhad (MGAB) completed the acquisition of the general insurance business of Safety Insurance Berhad for a final cash consideration of RM39,548,000. The assets and liabilities of the general insurance business were vested over to MGAB on the completion date.

(g) Subscription of Proportionate Additional Share Capital in TX 123 Sdn. Bhd.

On 14 October 2002, the Bank and a subsidiary, Mayban Venture Capital Company Sdn. Bhd., subscribed for 600,000 and 400,000 respectively of new ordinary shares of RM1 each at par in an associated company, TX 123 Sdn. Bhd., for total cash considerations of RM600,000 and RM400,000 respectively. The subscriptions represent the Bank's and the subsidiary's proportionate share of the increase in the issued and paid-up share capital of the associated company from RM1 million to RM3 million.

46. SUBSEQUENT EVENT

Subsequent to the financial year end, the Board of Directors has recommended a Proposed Employee Share Option Scheme (Proposed ESOS) for the benefit of all eligible employees and executive directors of Maybank Group.

Pending approval from the relevant authorities and the shareholders, the Proposed ESOS shall be as follows:

(a) The Proposed ESOS will allow granting of options to all eligible employees and executive directors giving them the right to subscribe for new shares of RM1.00 each in the Bank, subject to terms and conditions of the bye-laws of the Proposed ESOS.

(b) The duration of the Proposed ESOS shall be for five (5) years.

(c) The total number of shares which may be made available under the Proposed ESOS shall not exceed ten percent (10%) of the issued and paid-up ordinary share capital of the Bank at any point of time during the existence of the Proposed ESOS.

(d) The option price (of which the grantee is entitled to subscribe for shares under an option) shall be the higher of:

   (i) the weighted average market price for the shares for the five (5) market days immediately preceding the Date of Offer, subject to any discount of not more than ten percent (10%) which the Bank may decide to give at its discretion; or

   (ii) the par value of the ordinary share.

(e) The new shares to be allotted upon the exercise of any option will, upon allotment, rank pari passu in all respects with the existing issued shares of the Bank and will be subject to all the provisions of the Articles of Association of the Bank relating to transfer, transmission and otherwise, except that the shares so allotted will not be eligible for any dividends or distributions that may be declared or paid to shareholders which record date thereof precedes the date of allotment of the shares.

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS")

BALANCE SHEETS AS AT 30 JUNE 2003

	Note	Group 2003 RM'000	Group 2002 RM'000	Bank 2003 RM'000	Bank 2002 RM'000
ASSETS					
Cash and short-term funds	(a)	**359,743**	1,250,484	**207,400**	1,108,704
Deposits and placements with banks and other financial institutions	(b)	**166,471**	279,655	**134,472**	197,655
Dealing securities	(c)	**—**	165,678	**—**	—
Investment securities	(d)	**3,201,790**	2,826,574	**2,128,313**	1,844,740
Loans and financing	(e)	**11,703,438**	8,245,902	**9,858,485**	6,885,503
Deferred tax assets	(f)	**108,106**	47,612	**76,896**	29,342
Other assets		**38,717**	428,535	**10,899**	66,488
		15,578,265	13,244,440	**12,416,465**	10,132,432
LIABILITIES					
Deposits from customers	(g)	**11,020,838**	10,851,996	**8,782,912**	8,562,808
Deposits and placements of banks and other financial institutions	(h)	**1,415,177**	1,314,588	**1,107,971**	832,605
Obligations on securities sold under repurchased agreements	(d)(ii)/e(vi)	**141,420**	74,135	**141,420**	74,135
Bills and acceptances payable		**582,670**	21,299	**917,129**	21,299
Other liabilities	(i)	**1,005,428**	56,785	**772,448**	46,716
Provision for taxation and zakat	(k)	**102,350**	86,888	**69,979**	42,537
		14,267,833	12,405,691	**11,791,859**	9,580,100
Islamic banking fund	(l)	**1,310,382**	838,749	**624,606**	552,332
		15,578,265	13,244,440	**12,416,465**	10,132,432
COMMITMENTS AND CONTINGENCIES	(q)	**3,919,742**	3,330,816	**3,323,384**	2,683,854

The accompanying notes form an integral part of the financial statements.

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

INCOME STATEMENTS FOR THE YEAR ENDED 30 JUNE 2003

		Group		Bank	
	Note	**2003 RM'000**	2002 RM'000	**2003 RM'000**	2002 RM'000
Income	(m)	**383,081**	387,938	**252,301**	230,658
Financing loss and provisions	(n)	**(203,701)**	(126,162)	**(143,343)**	(108,242)
Net income		**179,380**	261,776	**108,958**	122,416
Overhead expenses	(o)	**(17,066)**	(14,374)	**(14,501)**	(12,787)
Profit before taxation and zakat		**162,314**	247,402	**94,457**	109,629
Taxation	(p)	**(40,657)**	(66,665)	**(21,946)**	(27,303)
Zakat		**(982)**	(2,359)	**(237)**	(242)
Profit after taxation and zakat		**120,675**	178,378	**72,274**	82,084
Retained profits brought forward		**506,249**	327,871	**329,832**	247,748
		626,924	506,249	**402,106**	329,832
Transfer to statutory reserves		**(1,313)**	—	**—**	—
Retained profits carried forward		**625,611**	506,249	**402,106**	329,832

The accompanying notes form an integral part of the financial statements.

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(a) CASH AND SHORT-TERM FUNDS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Cash and balances with banks and other financial institutions	**359,743**	1,250,484	**207,400**	1,108,704

(b) DEPOSITS AND PLACEMENTS WITH BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Licensed banks	**80,000**	8,000	**80,000**	8,000
Licensed finance companies	**—**	45,000	**—**	—
Licensed merchant banks	**47,000**	—	**47,000**	—
Bank Negara Malaysia	**32,000**	32,000	**7,472**	54,655
Other financial institutions	**7,471**	194,655	**—**	135,000
	166,471	279,655	**134,472**	197,655

(c) DEALING SECURITIES

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Unquoted:				
Islamic debt securities	**—**	165,678	**—**	—
Indicative value of unquoted securities:				
Islamic debt securities	**—**	166,404	**—**	—

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) INVESTMENT SECURITIES

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Money market instruments:				
Malaysian Government Securities	**—**	4,713	**—**	—
Cagamas Mudharabah bonds	**153,924**	138,409	**153,924**	138,409
Malaysian Government Investment certificates and issues	**254,896**	649,886	**203,672**	547,196
Khazanah bonds	**232,060**	234,542	**142,914**	121,346
Islamic accepted bills	**1,350,601**	556,793	**1,350,601**	556,793
Bank Negara Malaysia bills	**—**	414,612	**—**	414,612
Negotiable Islamic certificates of deposits	**267,721**	29,928	**238,154**	29,928
Total money market instruments	**2,259,202**	2,028,883	**2,089,265**	1,808,284
Unquoted securities in Malaysia:				
Private and Islamic debt securities	**922,810**	782,109	**14,350**	14,350
Accumulated accretion of discounts less amortisation of premiums	**40,778**	36,582	**24,698**	22,106
Provision for diminution in value of Islamic debt securities	**(21,000)**	(21,000)	**—**	—
	3,201,790	2,826,574	**2,128,313**	1,844,740
Indicative value of unquoted securities:				
Malaysian Government Securities	**—**	4,713	**—**	—
Cagamas Mudharabah bonds	**152,515**	138,409	**152,515**	138,409
Malaysian Government Investment certificates and issues	**261,986**	662,422	**208,493**	559,105
Khazanah bonds	**266,667**	261,295	**166,429**	139,866
Private and Islamic debt securities	**954,384**	852,904	**14,350**	14,350
Bank Negara Malaysia bills	**—**	416,670	**—**	416,670

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(d) INVESTMENT SECURITIES (CONT'D.)

(i) The maturity structure of money market instruments held for investment is as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Maturing within one year	**1,916,460**	1,311,579	**1,752,786**	1,231,349
One year to three years	**303,073**	575,409	**298,435**	436,665
Three years to five years	**38,044**	104,235	**38,044**	102,610
After five years	**1,625**	37,660	**—**	37,660
	2,259,202	2,028,883	**2,089,265**	1,808,284

(ii) Included in the investment securities are the following securities sold under repurchase agreements:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Negotiable Islamic certificates of deposit	**141,420**	20,050	**141,420**	20,050
Islamic accepted bills	**—**	647	**—**	647
	141,420	20,697	**141,420**	20,697

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(e) LOANS AND FINANCING

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Overdrafts	**1,129,008**	716,989	**1,129,008**	716,989
Term financing	**16,758,987**	12,229,158	**15,212,029**	11,187,384
Trust receipts	**237,564**	157,322	**177,939**	81,826
Hire purchase receivables	**1,597,262**	1,182,726	—	—
Other financing	**1,308,529**	1,290,729	**1,368,154**	1,116,773
	21,031,350	15,576,924	**17,887,130**	13,102,972
Unearned income	**(8,785,431)**	(6,984,790)	**(7,665,143)**	(6,012,809)
Gross loans and financing	**12,245,919**	8,592,134	**10,221,987**	7,090,163
Provision for bad and doubtful debts and financing				
– Specific	**(172,214)**	(164,653)	**(88,756)**	(79,136)
– General	**(306,364)**	(133,793)	**(232,255)**	(104,793)
Income-in-suspense	**(63,903)**	(47,786)	**(42,491)**	(20,731)
Net loans and financing	**11,703,438**	8,245,902	**9,858,485**	6,885,503

(i) Loans and financing analysed by concepts are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Al-Bai' Bithaman Ajil	**9,119,157**	6,227,017	**8,677,984**	5,891,892
Al-Ijarah	**1,226,985**	865,523	—	—
Al-Murabahah	**1,536,956**	1,188,572	**1,536,956**	1,188,572
Other principles	**362,821**	311,022	**7,047**	9,699
	12,245,919	8,592,134	**10,221,987**	7,090,163

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(e) LOANS AND FINANCING (CONT'D.)

(ii) Loans and financing analysed by their economic purposes are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Agriculture	**412,194**	391,149	**410,110**	387,514
Manufacturing	**1,127,722**	948,720	**1,119,324**	943,313
Electricity, gas and water	**70,222**	969	**70,114**	852
Construction	**507,937**	184,637	**441,529**	136,093
Real estate	**222,849**	111,401	**221,152**	109,865
Purchase of landed properties:				
– Residential	**6,337,377**	4,427,779	**5,895,536**	4,083,877
– Non-residential	**408,533**	371,697	**285,446**	227,829
– Less Islamic loans sold to Cagamas	**(127,268)**	(136,199)	**(127,268)**	(136,199)
General commerce	**345,696**	219,442	**333,736**	218,142
Transport, storage and communication	**193,655**	152,610	**183,887**	143,854
Finance, insurance and business service	**814,598**	522,047	**812,601**	521,550
Purchase of securities	**155,550**	168,464	**107,295**	109,977
Purchase of transport vehicles	**1,593,029**	1,306,869	**141**	336
– Less Islamic loans sold to Cagamas	**(425,341)**	(490,112)	**—**	—
Consumption credit	**458,696**	311,605	**320,116**	244,075
Others	**150,470**	101,056	**148,268**	99,085
	12,245,919	8,592,134	**10,221,987**	7,090,163

(iii) The maturity structure of loans and financing is as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
Maturing within one year	**2,794,421**	2,079,351	**2,783,567**	2,060,297
One year to three years	**317,653**	285,117	**117,572**	55,555
Three years to five years	**1,228,419**	813,511	**403,394**	112,016
After five years	**7,905,426**	5,414,155	**6,917,454**	4,862,295
	12,245,919	8,592,134	**10,221,987**	7,090,163

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(e) LOANS AND FINANCING (CONT'D.)

(iv) Movements in the non-performing loans and financing (including income receivables) are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Balance at beginning of year	**601,101**	376,854	**428,292**	186,604
Classified during the year	**836,679**	462,897	**674,933**	319,610
Loans and financing converted to investment securities	**—**	(29,089)	**—**	(14,350)
Recovered/regularised during the year	**(525,938)**	(179,161)	**(408,005)**	(50,392)
Expenses debited to customer account	**3,750**	—	**3,750**	—
Amount written off	**(32,130)**	(30,400)	**(1,285)**	(13,180)
Balance at end of year	**883,462**	601,101	**697,685**	428,292

(v) Movements in the provision for bad and doubtful debts and income-in-suspense are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Specific provision				
Balance at beginning of year	**164,653**	99,616	**79,136**	30,780
Provision made during the year	**214,177**	189,918	**33,912**	79,380
Amount written back in respect of recoveries	**(178,706)**	(109,799)	**(17,905)**	(23,672)
Amount written off	**(22,761)**	(15,082)	**(1,238)**	(7,352)
Transfer to specific provision for restructured/rescheduled loans and financing	**(5,149)**	—	**(5,149)**	—
Balance at end of year	**172,214**	164,653	**88,756**	79,136

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(e) LOANS AND FINANCING (CONT'D.)

(v) Movements in the provision for bad and doubtful debts and income-in-suspense are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
General provision				
Balance at beginning of year	**133,793**	79,406	**104,793**	52,265
Provision made during the year	**172,571**	54,387	**127,462**	52,528
Balance at end of year	**306,364**	133,793	**232,255**	104,793
As a percentage of total loans (including Islamic loans sold to Cagamas less specific provision and income-in-suspense)	**2.44%**	1.49%	**2.27%**	1.47%
Income-in-suspense				
Balance at beginning of year	**47,786**	44,377	**20,731**	17,449
Provision made during the year	**72,645**	77,394	**42,676**	35,829
Amount written back in respect of recoveries	**(47,334)**	(56,998)	**(20,869)**	(26,719)
Amount written off	**(9,194)**	(16,987)	**(47)**	(5,828)
Balance at end of year	**63,903**	47,786	**42,491**	20,731

(vi) Included in loans and financing of the Group and the Bank are Islamic accepted bills sold under repurchase agreements amounting to RM Nil (2002: RM53,438,000).

(f) DEFERRED TAX ASSETS

	Group		Bank	
	2003	2002	**2003**	2002
	RM'000	RM'000	**RM'000**	RM'000
At 1 July 2002/2001 (restated)	**(47,612)**	(30,318)	**(29,342)**	(14,645)
Recognised in the income statement (Note 47(p))	**(60,494)**	(17,294)	**(47,554)**	(14,697)
At 30 June	**(108,106)**	(47,612)	**(76,896)**	(29,342)

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(f) DEFERRED TAX ASSETS (CONT'D.)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net deferred tax assets shown in the balance sheet have been determined after appropriate offsetting.

The components and movements of deferred tax assets and liabilities during the financial year prior to offsetting are as follows:

Deferred Tax Assets of the Group:

	Loan Loss and Provisions and Income Suspended RM'000	Provision for Diminution in Value of Investments and Amortisation of Premiums RM'000	Provision for Liabilities RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2002 (restated)	(40,977)	(5,880)	(2,201)	—	(49,058)
Recognised in the income statement	(47,150)	—	(2,499)	(11,865)	(61,514)
At 30 June 2003	**(88,127)**	**(5,880)**	**(4,700)**	**(11,865)**	**(110,572)**

Deferred Tax Liabilities of the Group:

	Accretion of Discounts on Investments RM'000
At 1 July 2002 (restated)	1,446
Recognised in the income statement	1,020
At 30 June 2003	**2,466**

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(f) DEFERRED TAX ASSETS (CONT'D.)

Deferred Tax Assets of the Bank:

	Loan Loss and Provisions and Income Suspended RM'000	Other Temporary Differences RM'000	Total RM'000
At 1 July 2002 (restated)	(29,342)	—	(29,342)
Recognised in the income statement	(35,689)	(11,865)	(47,554)
At 30 June 2003	**(65,031)**	**(11,865)**	**(76,896)**

(g) DEPOSITS FROM CUSTOMERS

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Demand deposits	**2,308,331**	1,719,674	**2,308,080**	1,719,674
Savings deposits	**1,502,179**	1,162,688	**1,387,105**	1,060,296
General investment deposits	**6,844,963**	7,667,107	**4,722,362**	5,480,311
Special investment deposits	**1,478**	302,527	**1,478**	302,527
Negotiable instruments of deposits	**363,887**	—	**363,887**	—
	7,210,328	7,969,634	**5,087,727**	5,782,838
	11,020,838	10,851,996	**8,782,912**	8,562,808

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(g) DEPOSITS FROM CUSTOMERS (CONT'D.)

(i) The maturity structure of general and special investment deposits and negotiable instruments of deposits is as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Due within six months	**5,977,787**	7,523,965	**4,012,638**	5,436,719
Six months to one year	**1,194,375**	421,622	**1,048,329**	339,517
One year to three years	**32,710**	16,148	**24,112**	3,862
Three years to five years	**5,456**	7,899	**2,648**	2,740
	7,210,328	7,969,634	**5,087,727**	5,782,838

(ii) The deposits are sourced from the following customers:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Business enterprises	**3,831,135**	5,152,860	**2,972,720**	3,968,526
Individuals	**2,815,688**	2,222,818	**2,213,113**	1,759,255
Others	**4,374,015**	3,476,318	**3,597,079**	2,835,027
	11,020,838	10,851,996	**8,782,912**	8,562,808

(h) DEPOSITS AND PLACEMENT OF BANKS AND OTHER FINANCIAL INSTITUTIONS

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Licensed banks	**730,812**	851,607	**745,085**	588,321
Licensed finance companies	**127,250**	94,660	**112,250**	94,660
Licensed discount houses	**143,820**	—	**123,820**	—
Licensed merchant banks	**700**	—	**—**	96,150
Other financial institutions	**412,595**	368,321	**126,816**	53,474
	1,415,177	1,314,588	**1,107,971**	832,605

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(i) OTHER LIABILITIES

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Profit payable	**38,181**	41,035	**28,688**	32,968
Profit equalisation reserves (Note 47(j))	**65,549**	—	**42,372**	—
Due to Head Office	**883,848**	315	**684,248**	—
Other creditors, provisions and accruals	**17,850**	15,435	**17,140**	13,748
	1,005,428	56,785	**772,448**	46,716

(j) PROFIT EQUALISATION RESERVES

The movements in PER are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
At 1 July 2002/2001	**—**	—	**—**	—
Amount arising during the year	**74,578**	—	**42,372**	—
Amount written back	**(9,029)**	—	**—**	—
At 30 June	**65,549**	—	**42,372**	—

(k) PROVISION FOR TAXATION AND ZAKAT

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Taxation	**97,018**	82,142	**69,500**	42,000
Zakat	**5,332**	4,746	**479**	537
	102,350	86,888	**69,979**	42,537

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(l) ISLAMIC BANKING FUND

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Funds allocated from Head Office	**683,458**	332,500	**222,500**	222,500
Statutory reserves	**1,313**	—	**—**	—
Retained profits	**625,611**	506,249	**402,106**	329,832
	1,310,382	838,749	**624,606**	552,332

(m) INCOME FROM THE OPERATIONS OF IBS

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Income derived from investment of depositors' funds	**760,364**	674,274	**511,747**	432,342
Income attributable to depositors:				
– Other customers	**(276,151)**	(252,376)	**(193,548)**	(185,364)
– Banks and financial institutions	**(60,062)**	(44,911)	**(45,783)**	(26,420)
	424,151	376,987	**272,416**	220,558
Profit equalisation reserves	**(65,549)**	—	**(42,372)**	—
Income attributable to the Group/Bank	**358,602**	376,987	**230,044**	220,558
– Other IBS income	**36,806**	19,905	**34,584**	19,054
– Other IBS expenses	**(12,327)**	(8,954)	**(12,327)**	(8,954)
	383,081	387,938	**252,301**	230,658

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(m) INCOME FROM THE OPERATIONS OF IBS (CONT'D.)

Details of the income derived from investment of depositors' funds and funds allocated from Head Office are as follows:

	Group		Bank	
2003	**Depositors' funds RM'000**	**IBF RM'000**	**Depositors' funds RM'000**	**IBF RM'000**
Income from financing	**682,268**	—	**456,624**	—
Investment income:				
Gain/(loss) from sale of dealing securities	**2,718**	—	**(1,754)**	—
Gross dividend from investment securities	**68,246**	—	**56,162**	—
	753,232	—	**511,032**	—
Fee income:				
Commission	—	**28,851**	—	**26,628**
Service charges and fees	—	**7,956**	**682**	**7,956**
Other fee income	**1,329**	—	**33**	—
Other non-operating income	**5,803**	—	—	—
	760,364	**36,807**	**511,747**	**34,584**
2002				
Income from financing	613,934	—	390,961	—
Investment income:				
Gain from sale of investment securities	8,437	—	—	—
Gain/(loss) from sale of dealing securities	8,307	—	(3)	—
Gross dividend from investment securities	39,218	—	40,391	—
Provision for diminution in value of investment securities	(7,000)	—	—	—
	662,896	—	431,349	—
Fee income:				
Commission	—	—	—	12,083
Service charges and fees	1,525	12,083	968	6,971
Other fee income	25	7,451	25	—
Other non-operating income	9,828	371	—	—
	674,274	19,905	432,342	19,054

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(n) FINANCING LOSS AND PROVISIONS

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Provision for bad and doubtful debts and financing:				
– Specific (net)	**35,471**	80,119	**16,007**	55,708
– General	**172,571**	54,387	**127,462**	52,528
Bad debts and financing:				
– Written off	**175**	29	**—**	29
– Recovered	**(4,516)**	(8,373)	**(126)**	(23)
	203,701	126,162	**143,343**	108,242

(o) OVERHEAD EXPENSES

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Personnel costs	**7,945**	6,979	**7,091**	6,429
Establishment costs	**3,233**	2,957	**3,038**	2,722
Marketing costs	**923**	677	**755**	585
Administration and general expenses	**4,965**	3,761	**3,617**	3,051
	17,066	14,374	**14,501**	12,787

(p) TAXATION

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Current year's provision	**101,151**	83,959	**69,500**	42,000
Deferred tax in relation to origination and reversal of temporary differences (Note 47(f))	**(60,494)**	(17,294)	**(47,554)**	(14,697)
	40,657	66,665	**21,946**	27,303

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(q) COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank and its subsidiaries make various commitments and incur certain contingent liabilities with legal recourse to their customers. No material losses are anticipated as a result of these transactions.

Risk-weighted exposure of the Bank and its subsidiaries as at 30 June, are as follows:

	2003		2002	
	Principal RM'000	**Credit Equivalent RM'000**	Principal RM'000	Credit Equivalent RM'000
GROUP				
Direct credit substitutes	**130,187**	**130,187**	121,688	121,688
Certain transaction-related contingent items	**402,147**	**201,174**	147,755	73,878
Short-term self-liquidating related contingencies	**157,304**	**31,461**	64,194	12,839
Islamic housing and hire purchase loans sold to Cagamas Berhad	**552,609**	**552,609**	626,311	626,311
Irrevocable commitments to extend credit:				
- Maturity within one year	**1,764,007**	**—**	1,419,269	—
- Maturity exceeding one year	**737,578**	**368,789**	846,233	423,117
Miscellaneous	**175,910**	**—**	105,366	—
	3,919,742	**1,284,220**	3,330,816	1,257,833
BANK				
Direct credit substitutes	**130,187**	**130,187**	121,688	121,688
Certain transaction-related contingent items	**402,147**	**201,074**	147,755	73,878
Short-term self-liquidating trade related contingencies	**157,304**	**31,461**	64,194	12,839
Islamic housing loans sold to Cagamas Berhad	**127,268**	**127,268**	136,199	136,199
Irrevocable commitments to extend credit:				
- Maturity within one year	**1,763,528**	**—**	1,418,738	—
- Maturity exceeding one year	**567,040**	**283,520**	689,914	344,957
Miscellaneous	**175,910**	**—**	105,366	—
	3,323,384	**773,510**	2,683,854	689,561

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(r) CHANGES IN ACCOUNTING POLICIES AND PRIOR YEAR ADJUSTMENTS

As stated in Note 37, the changes in accounting policies due to the application of MASB Standard 25: Income tax and adoption of BNM Circular on handling fee have resulted in prior year adjustments. These changes have been applied retrospectively and comparatives have been restated. The effects of the changes in accounting policies are as follows:

	Group		Bank	
	2003 RM'000	2002 RM'000	**2003 RM'000**	2002 RM'000
Effect on retained profits:				
At 1 July 2002/2001, as previsouly stated	**466,267**	**301,993**	300,490	233,103
Effect of adopting MASB Standard 25	**47,612**	**30,318**	29,342	14,645
Effects of adopting BNM Circular on handling fee	**(7,630)**	**(4,440)**	—	—
At 1 July 2002/2001, as restated	**506,249**	**327,871**	329,832	247,748
Effect on net profit for the year:				
Net profit before changes in accounting policies	**64,144**	**164,274**	24,720	67,387
Effect of adopting MASB Standard 25	**60,494**	**17,294**	47,554	14,697
Effects of adopting BNM Circular on handling fee	**(3,963)**	**(3,190)**	—	—
Net profit for the year	**120,675**	**178,378**	72,274	82,084

Comparatives amounts as at 30 June 2002 have been restated as follows:

	Previously Stated RM'000	**Adjustments RM'000**	**Restated RM'000**
GROUP			
Deferred tax assets	—	47,612	47,612
Loans and financing	8,253,532	(7,630)	8,245,902
Retained profits	466,267	39,982	506,249
BANK			
Deferred tax assets	—	29,342	29,342
Retained profits	300,490	29,342	329,832

47. THE OPERATIONS OF ISLAMIC BANKING SCHEME ("IBS") (CONT'D.)

(s) CAPITAL ADEQUACY

The capital adequacy ratios of the Group and the Bank as at 30 June, are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
Capital ratio				
Core capital ratio	**10.86%**	9.02%	**6.76%**	9.00%
Risk-weighted capital ratio	**13.63%**	10.54%	**9.62%**	10.81%
Tier 1 capital				
Islamic banking fund	**683,458**	332,500	**222,500**	222,500
Statutory reserve	**1,313**	—	**—**	—
Retained profits	**625,611**	506,249	**402,106**	329,832
Less: Deferred tax assets	**(108,106)**	(47,612)	**(76,896)**	(29,342)
Total Tier 1 capital	**1,202,276**	791,137	**547,710**	522,990
Tier 2 capital				
General provision for bad and doubtful debts and financing	**306,364**	133,793	**232,255**	104,793
Total Tier 2 capital	**306,364**	133,793	**232,255**	104,793
Capital base	**1,508,640**	924,930	**779,965**	627,783

The breakdown of risk-weighted assets (excluding deferred tax assets) in the various categories of risk-weights are as follows:

	Group		Bank	
	2003	2002	**2003**	2002
0%	**710,221**	2,330,170	**558,673**	1,927,613
10%	**153,924**	148,408	**153,924**	372,708
20%	**2,428,105**	1,423,487	**1,987,766**	958,088
50%	**6,401,312**	4,446,573	**5,912,745**	4,120,765
100%	**7,366,536**	6,247,445	**4,732,030**	3,518,268
	17,060,098	14,596,083	**13,345,138**	10,897,442

48. LIFE AND FAMILY TAKAFUL FUNDS BALANCE SHEET AS AT 30 JUNE 2003

	Group	
	2003 RM'000	2002 RM'000
ASSETS		
Property, plant and equipment	**14,079**	17,028
Investments	**1,257,215**	1,040,461
Loans	**34,873**	19,584
Receivables	**23,088**	16,659
Cash and bank balances	**7,361**	6,557
Investment-linked business assets	**427,163**	232,554
Total life and Family Takaful business assets	**1,763,779**	1,332,843
LIABILITIES		
Other liabilities	**103,032**	99,451
Investment-linked business liabilities	**4,411**	1,427
Total life and Family Takaful business liabilities	**107,443**	100,878
Life and Family Takaful policyholders' funds	**1,656,336**	1,231,965
	1,763,779	1,332,843

(i) The operating revenue generated from the life and Family Takaful insurance business of the Group for the financial year amounted to approximately RM609,372,000 (2002: RM402,374,000).

48. LIFE AND FAMILY TAKAFUL FUNDS BALANCE SHEET AS AT 30 JUNE 2003 (CONT'D.)

(ii) The estimated fair values of financial assets and financial liabilities of the life and Family Takaful funds as at the balance sheet date approximate their carrying amounts as shown in the balance sheets, except for the following financial assets and liabilities:

	2003		2002	
	Carrying Value RM'000	**Fair Value RM'000**	Carrying Value RM'000	Fair Value RM'000
GROUP				
Investments	**1,257,215**	**1,305,407**	1,040,461	1,048,884
Loans	**34,873**	**34,941**	19,584	19,584

The methods and assumptions used to estimate the fair values of the financial assets and financial liabilities of the life and Family Takaful funds are as stated in Note 41.

49. COMPARATIVE FIGURES

The presentation and classification of items in the current year financial statements have been consistent with the previous financial year except that certain comparative amounts have been adjusted as a result of changes in accounting policies as disclosed in Note 2 and Note 37.

50. CURRENCY

All amounts are in Ringgit Malaysia unless otherwise stated.

Authorised Share Capital	:	4,000,000,000
Paid-Up Share Capital	:	3,600,171,921
Class of Shares	:	Ordinary Share of RM1 each
Voting Right	:	1 vote per Ordinary Share

Size of Shareholdings	No. of Shareholders	% of Shareholders	No. of Shares Held	% of Issued Capital
Less than 100	341	0.81	8,885	0.00
100 to 1,000 shares	14,220	33.94	9,833,784	0.27
1,001 – 10,000 shares	21,334	50.93	77,968,266	2.17
10,001 to 100,000 shares	4,980	11.89	134,918,055	3.75
100,001 to less than 5% of issued shares	1,014	2.42	1,304,832,720	36.24
5% and above of issued shares	3	0.01	2,072,610,211	57.57
TOTAL	**41,892**	**100.00**	**3,600,171,921**	**100.00**

substantial shareholders

No.	Name of Shareholders	No. of Shares Held	% of Shares
1.	Amanah Raya Nominees Tempatan Sdn Bhd (Skim Amanah Saham Bumiputera)	1,222,231,875	33.95
2.	Permodalan Nasional Berhad	497,366,587	13.81
3.	Employees Provident Fund Board	353,011,749	9.81

top thirty shareholders

No.	Name of Shareholders	No. of Shares Held	% of Shares
1.	Amanah Raya Nominees Tempatan Sdn Bhd (Skim Amanah Saham Bumiputera)	1,222,231,875	33.95
2.	Permodalan Nasional Berhad	497,366,587	13.81
3.	Employees Provident Fund Board	353,011,749	9.81
4.	Cimsec Nominees Tempatan Sdn Bhd (Security Trustee)	124,000,000	3.44
5.	Lembaga Kemajuan Tanah Persekutuan Felda	100,077,725	2.78
6.	Valuecap Sdn Bhd	68,555,000	1.90
7.	Khazanah Nasional Berhad	48,500,000	1.35

Analysis of Shareholdings

as at 15 August 2003

top thirty shareholders

No.	Name of Shareholders	No. of Shares Held	% of Shares
8.	Amanah Raya Nominees Tempatan Sdn Bhd (Sekim Amanah Saham Nasional)	44,984,700	1.25
9.	Amanah Raya Nominees Tempatan Sdn Bhd (Amanah Saham Malaysia)	44,190,900	1.23
10.	HSBC Nominees Asing Sdn Bhd (Emerging Markets Growth Fund)	32,999,450	0.92
11.	Malaysia Nominees Tempatan Sdn Bhd (Great Eastern Life Assurance Malaysia Berhad Par 1)	30,798,012	0.86
12.	Amanah Raya Nominees Tempatan Sdn Bhd (Amanah Saham Wawasan 2020)	25,000,000	0.69
13.	Pertubuhan Keselamatan Sosial	22,334,850	0.62
14.	Cartaban Nominees Asing Sdn Bhd (SSBT Fund GB01 for Harbor International Fund)	16,375,000	0.45
15.	HSBC Nominees Asing Sdn Bhd (Abu Dhabi Investment Authority)	13,328,364	0.37
16.	Kumpulan Wang Amanah Pencen	12,176,800	0.34
17.	Yong Siew Yoon	11,374,998	0.31
18.	Botly Nominees Asing Sdn Bhd (Fleet Investments Management Limited)	10,309,100	0.29
19.	Kumpulan Wang Amanah Pencen	9,951,200	0.28
20.	Kumpulan Wang Amanah Pencen	9,666,300	0.27
21.	HDM Nominees Asing Sdn Bhd (Lim & Tan Securities Pte Ltd for Topview Holdings Limited)	9,381,900	0.26
22.	Kumpulan Wang Amanah Pencen	8,546,800	0.24
23.	HSBC Nominees Asing Sdn Bhd (Capital International Emerging Markets Investment Fund)	7,926,800	0.22
24.	Tasec Nominees Asing Sdn Bhd (TA Securities HK Ltd For Jeffrey Smith)	7,626,300	0.21
25.	Citicorp Nominees Tempatan Sdn Bhd (ING Insurance Berhad Inv-II Par)	7,599,300	0.21
26.	Kumpulan Wang Amanah Pencen	7,496,600	0.21
27.	Kumpulan Wang Amanah Pencen	7,232,600	0.20
28.	Kumpulan Wang Amanah Pencen	6,468,300	0.18
29.	HSBC Nominees Asing Sdn Bhd (JPMCB For Fleming Flagship Asian Opportunities Fund)	6,238,900	0.17
30.	Kumpulan Wang Amanah Pencen	6,054,400	0.17
	TOTAL	**2,771,804,510**	**76.99**

Category	No. of Shareholders Malaysian	No. of Shareholders Foreign	No. of Shareholdings Malaysian	No. of Shareholdings Foreign	% of Total Shareholdings Malaysian	% of Total Shareholdings Foreign
individual						
a. Bumiputera	5,352		18,437,301		0.51	
b. Chinese	23,505		117,485,033		3.26	
c. Indian	1,276		4,971,501		0.14	
d. Others	211	1,594	876,034	19,295,344	0.02	0.54
body corporate						
a. Banks/Finance	87		946,022,690		26.28	
b. Investment/Trust	18		32,326,251		0.90	
c. Societies	18		1,734,775		0.05	
d. Industrial	605	58	100,605,928	6,428,378	2.80	0.18
GOVERNMENT AGENCIES/ INSTITUTION	24		170,017,308		4.72	
NOMINEES	3,489	5,655	1,665,892,057	516,079,321	46.27	14.33
TOTAL	**34,585**	**7,307**	**3,058,368,878**	**541,803,043**	**84.95**	**15.05**

Classification of Shareholders

as at 15 August 2003

authorised share capital

The present authorised share capital of the bank is RM4,000,000,000 divided into RM4,000,000,000 ordinary shares of RM1.00 each. Details of changes in its authorised share capital since its incorporation are as follows:-

Date	Increase in Authorised Share Capital	Total Authorised Share Capital
31/05/1960	20,000,000	20,000,000
06/09/1962	30,000,000	50,000,000
09/04/1977	150,000,000	200,000,000
17/01/1981	300,000,000	500,000,000
06/10/1990	500,000,000	1,000,000,000
09/10/1993	1,000,000,000	2,000,000,000
19/06/1998	2,000,000,000	4,000,000,000

issued and paid-up share capital

Details of changes in the Bank's issued and paid-up share capital since its incorporation are as follows:-

Date of Allotment	No. of Ordinary Shares Allotted	Par Value RM	Consideration	Resultant Total Issued and Paid-Up Capital RM'000
31/05/1960	1,500,000	5.00	Cash	7,500,000
18/05/1961	500,000	5.00	Cash	10,000,000
31/05/1962	1,000,000	5.00	Rights Issue (1:2) at RM7.00 per share	15,000,000
21/08/1968	1,500,000	5.00	Rights Issue (1:2) at RM7.00 per share	22,500,000
04/01/1971	22,500,000	1.00*	Rights Issue (1:1) at RM1.50 per share	45,000,000
06/05/1977	15,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:3)	60,000,000
23/06/1977	30,000,000	1.00	Rights Issue (1:2) at RM3.00 per share	90,000,000
21/02/1981	30,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:3)	120,000,000
10/04/1981	60,000,000	1.00	Rights Issue (1:2) at RM4.00 per share	180,000,000
14/11/1984	45,000,000	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:4)	225,000,000
28/12/1984	45,000,000	1.00	Rights Issue (1:4) at RM6.00 per share	270,000,000
30/11/1985	68,249	1.00	Conversion of Unsecured Notes	270,068,249
15/11/1986	9,199,999	1.00	Issued in exchange for purchase of Kota Discount Berhad *(Now known as Mayban Discount Berhad)*	279,268,248
01/12/1986	10,550	1.00	Conversion of Unsecured Notes	279,278,798
29/07/1987 to 20/10/1987	90,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	279,368,798
30/11/1987	11,916	1.00	Conversion of Unsecured Notes	279,380,714

Date of Allotment	No. of Ordinary Shares Allotted	Par Value RM	Consideration	Resultant Total Issued and Paid-Up Capital RM'000
08/06/1988	27,938,071	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:10)	307,318,785
30/11/1988	10,725	1.00	Conversion of Unsecured Notes	307,329,510
16/03/1989 to 21/06/1989	9,198,206	1.00	Exchange for Kwong Yik Bank Berhad ("KYBB") shares	316,527,716
11/07/1989 to 23/11/1989	7,555,900	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	324,083,616
30/11/1989	46,174,316	1.00	Conversion of Unsecured Notes	370,257,932
01/12/1989 to 24/10/1990	4,508,900	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	374,766,832
16/11/1990	187,383,416	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:2)	562,150,248
27/11/1990	11,550	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	562,161,798
30/11/1990	280,497	1.00	Conversion of Unsecured Notes	562,442,295
03/01/1991	3,300	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	562,445,595
03/01/1991	188,991,002	1.00	Rights Issue (1:2) at RM5.00 per share	751,436,597
04/01/1991	4,950	1.00	Rights Issue (1:2) upon ESOS at RM5.00 per share	751,441,547
25/01/1991 to 28/11/1991	726,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	752,167,547
30/11/1991	35,197	1.00	Conversion of Unsecured Notes	752,202,744
11/12/1991 to 20/05/1992	5,566,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	757,768,744
30/11/1992 to 30/11/1993	3,153,442	1.00	Conversion of Unsecured Notes	760,922,186
18/01/1994	380,461,093	1.00	Capitalisation of Share Premium Account (Bonus Issue 1:2)	1,141,383,279
29/12/1994	2,030,428	1.00	Conversion of Unsecured Notes	1,143,413,707
19/06/1998	1,143,413,707	1.00	Capitalisation of Share Premium and Retained Profit Account (Bonus Issue 1:1)	2,286,827,414
21/09/1998 to 09/10/2001	72,909,000	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	2,359,736,414
23/10/2001	1,179,868,307	1.00	Capitalisation of Retained Profit Account (Bonus Issue 1:2)	3,539,604,721
25/10/2001 to 05/08/2003	60,567,200	1.00	Exercise of Employees' Share Option Scheme ("ESOS")	3,600,171,921

** The par value of the Bank's shares was changed from RM5.00 to RM1.00 on 25 November 1968.*

Although events leading to the second half of 2002 had not been positive to the equity market, the Kuala Lumpur Composite Index continued to hover above 700 points until the end of July. The resilience of this index came from the strength of its component stocks, in particular, Maybank, which in the first three weeks of July, remained above the RM9.00 level. Events following this had not been kind to the market. The threats of strikes against Iraq by the United States which subsequently ended with the US-Iraq War, bomb blasts in Bali, Standard and Poors' downgrading on the outlook of the banking industry as well as the SARS epidemic, had put tremendous pressure on the Malaysian equity market. Between the middle of October and the end of December 2002, the Composite Index fell to levels between 620 and 650. The Maybank share, during this period, hovered between a high of RM8.35 to a low of RM7.05. The lowest price level was recorded on 3rd. and 4th. December when the Composite Index fell to its lowest level of 616.46 points.



Maybank Share Price and Kuala Lumpur Composite Index
Maybank Share Price
KLSE Composite Index
RM Per Share
Index Points
9.5
9.0
8.5
8.0
7.5
7.0
6.5
6.0
800
750
700
650
600
550
500
7/1/2002
7/11/2002
7/23/2002
8/2/2002
8/14/2002
8/26/2002
9/5/2002
9/17/2002
9/27/2002
10/9/2002
10/21/2002
10/31/2002
11/12/2002
11/22/2002
12/4/2002
12/16/2002
12/26/2002
1/7/2002
1/17/2002
1/29/2002
2/10/2002
2/20/2002
3/4/2002
3/14/2002
3/26/2002
4/7/2002
4/17/2002
4/29/2002
5/9/2002
5/21/2002
6/2/2002
6/12/2002
6/24/2002
6/30/2002

The market recovered for a brief period in January 2003 on the news that Valuecap Sdn. Berhad was entering the market with an investible fund of RM10 billion. However, the rally proved to be temporary as the Iraq war and SARS put pressures on trading activities. The Composite Index during the first four months of 2003 fell to levels recorded during the fourth quarter of 2002. The Maybank share, however, out-performed the Index when the average closing price during this period was higher. Following the announcement of the economic stimulus package on 21 May 2003, market activities recovered. Heavy trading activity, fuelled by the return of retail investors, lifted the Composite Index by 8.1% in the span of five weeks to 691.06 points by the end of June. The Maybank share moved in tandem, with improvement by a similar margin, i.e. from RM7.95 to RM8.60.

On the whole, the Maybank share performed better than the composite index. During the financial year, the share price declined by only 2.3% against a fall of 4.6% for the Index.

Maybank Share Price Review





Maybank

Malaysia
329 branches

Singapore
22 branches

Brunei Darussalam
3 branches

People's Republic of China
1 branch and
1 representative office

Hong Kong SAR
1 branch

Vietnam
1 branch and
1 representative office

United Kingdom
1 branch

United States of America
1 branch

Cambodia
1 branch

Bahrain
1 branch

Maybank Group Global Network



Maybank Group Network

Aseambankers Malaysia Bhd
1 branch

Mayban General Assurance Bhd
6 branches

Mayban Discount Bhd
1 branch

Mayban Finance Bhd
96 branches

Mayban International Trust (Labuan) Bhd
1 branch

Maybank International (L) Ltd
1 branch

Mayban Investment Management Sdn Bhd
1 branch

Mayban Life Assurance Bhd
1 branch

Maybank Philippines Inc
50 branches

Maybank (PNG) Ltd
(Papua New Guinea)
2 branches

Mayban Securities Sdn Bhd
2 branches

Mayban Takaful Bhd
1 branch

Mayban Trustees Bhd
1 branch

Mayban Unit Trust Bhd
1 branch

Mayban Ventures Sdn Bhd
1 branch

P.T. Bank Maybank Indocorp (Indonesia)
1 branch




Retail Financial Services Group
Enterprise Financial Services Group
Investment Banking Group
Cards Business Group
Automobile Finance Group
International Business Group
Risk Management
Central Operations
Group Services

Corporate Structure

Maybank
14th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

P.T. Bank Maybank Indocorp
BCD Tower Lt. 17
Jalan Jend. Sudirman Kav. 26
Jakarta 12920, Indonesia

Maybank Philippines Incorporated
Legaspi Towers 300
Roxas Boulevard
Manila, Philippines

Maybank (PNG) Ltd
Corner Waigani Road/Islander Drive
P.O. Box 882 Waigani
National Capital District
Papua New Guinea

Maybank International (L) Ltd
Level 16 (B), Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000
Wilayah Persekutuan Labuan

Aseambankers Malaysia Bhd
33rd Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Ventures Sdn Bhd
26th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Venture Capital Company Sdn Bhd
26th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban Discount Bhd
31st Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

Mayban-JAIC Capital Management Sdn Bhd
26th Floor, Menara Maybank
100 Jalan Tun Perak
50050 Kuala Lumpur

Mayban Unit Trust Berhad
(formerly known as Mayban Management Bhd)
Level 12, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Investment Management
Level 13, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Finance Bhd
17th Floor, Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Aseamlease Bhd
17th Floor, Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Aseam Credit Sdn Bhd
17th Floor, Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

insurance

Mayban Fortis Holdings Berhad
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban General Assurance Berhad
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Life Assurance Bhd
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

Mayban Life International (Labuan) Ltd
Level 16 (B), Main Office Tower
Financial Park Labuan
Jalan Merdeka, 87000
Wilayah Persekutuan Labuan

Mayban Takaful Bhd
Level 15, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

stockbroking

Mayban Securities Sdn Bhd
Level 8, MaybanLife Tower
Dataran Maybank
No. 1, Jalan Maarof
59000 Kuala Lumpur

trustee services

Mayban International Trust (Labuan) Bhd
Level 16 (B), Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka, 87007
Wilayah Persekutuan Labuan

Mayban Trustees Bhd
34th Floor, Menara Maybank
100, Jalan Tun Perak
50050 Kuala Lumpur

corporate services

Mayban Offshore Corporate Services (Labuan) Sdn. Bhd.
Level 16 (B), Main Office Tower
Financial Park Labuan Complex
Jalan Merdeka
87007 Wilayah Persekutuan Labuan

Area	No. of Properties Freehold	Leasehold	Land Area (sq.m.)	Book Value as at 30.06.03 (RM)
[illegible]				
Kuala Lumpur	13	5	44,304.75	190,624,567.10
Johor Darul Takzim	17	9	16,420.07	43,482,528.78
Kedah Darul Aman	11	6	7,577.66	7,875,938.48
Kelantan Darul Naim	1	6	2,846.00	2,506,347.98
Melaka	1	5	3,670.00	6,394,606.08
Negeri Sembilan Darul Khusus	8	3	17,228.00	5,803,857.53
Pahang Darul Makmur	7	18	22,829.00	17,041,772.89
Perak Darul Ridzuan	15	9	12,821.65	17,264,898.89
Perlis Indera Kayangan	1	2	1,287.00	1,808,203.30
Pulau Pinang	9	4	8,590.74	16,399,836.39
Province Wellesley	3	3	2,509.00	5,740,789.36
Sabah	—	32	26,522.63	28,736,939.25
Sarawak	3	16	11,542.40	14,408,393.46
Selangor Darul Ehsan	18	15	110,372.35	108,804,123.70
Terengganu Darul Iman	2	3	2,326.00	3,987,575.12
Hong Kong	—	2	193.00	HK$1,660,233.18
London	—	6	1,215.00	GBP507,287.15
Singapore	12	11	27,504.00	S$114,940,588.75
[illegible]				
Wilayah Persekutuan Labuan	3	2	1,089.81	USD334,634.73
[illegible]				
Kuala Lumpur	12	10	324.79	61,995,793.00
Johor Darul Takzim	19	1	3,129.79	12,474,617.00
Kedah Darul Aman	6	4	1,650.72	3,050,335.00
Kelantan Darul Naim	—	2	298.00	1,116,874.00
Melaka	1	3	799.46	2,324,109.00
Negeri Sembilan Darul Khusus	6	2	3,061.72	2,074,742.00
Pahang Darul Makmur	4	4	1,009.48	2,539,007.00
Perak Darul Ridzuan	11	—	1,220.72	2,870,151.00
Perlis Indera Kayangan	—	1	188.00	287,123.00
Pulau Pinang	12	1	1,549.26	7,416,784.00
Sabah	—	8	1,335.59	5,524,449.00
Sarawak	6	6	1,779.70	5,794,137.00
Selangor Darul Ehsan	13	2	4,001.48	12,290,501.00
Terengganu Darul Iman	6	—	2,986.00	1,876,984.00

Properties owned by Maybank Group



Area	No. of Properties Freehold	Leasehold	Land Area (sq.m.)	Book Value as at 30.06.03 (RM)
Mayban Securities Sdn Bhd				
Negeri Sembilan Darul Khusus	1	—	372.72	206,616.66
Perak Darul Ridzuan	—	1	260.00	277,855.83
Mayban Life Assurance Berhad				
Kuala Lumpur	—	1	4,506.00	97,361,978.46
Negeri Sembilan Darul Khusus	2	—	297.28	300,000.00
Mayban General Assurance Berhad				
Kuala Lumpur	1	2	3,687.10	68,827,848.00
Perlis Indera Kayangan	—	1	130.00	163,970.00
Pahang Darul Makmur	2	—	334.80	645,014.00
Melaka	1	1	307.03	807,308.00
Sabah	—	1	186.00	826,309.00
Sarawak	1	—	111.50	468,315.00
Pulau Pinang	2	—	326.40	1,157,906.00
Perak Darul Ridzuan	2	—	376.285	445,076.00
Singapore	—	1	638.00	S$568,008.00
Selangor Darul Ehsan	—	2	429.12	1,114,817.00
Johor Darul Takzim	1	—	125.419	655,000.00
Kedah Darul Aman	1	1	273.90	750,000.00
Mayban Discount Berhad				
Negeri Sembilan Darul Khusus	1	—	701.30	165,318.27
Pahang Darul Makmur	1	—	102.91	188,575.66
Mayban PB Holdings				
Kuala Lumpur	1	3	1,550.32	6,620,044.68
Johor Darul Takzim	2	1	1,330.00	3,348,885.28
Kedah Darul Aman	1	—	370.00	858,984.40
Pahang Darul Makmur	1	2	595.42	1,286,971.82
Perak Darul Ridzuan	1	1	1,359.42	2,908,921.29
Pulau Pinang	1	—	445.93	996,010.39
Sabah	—	3	634.81	2,035,845.00
Sarawak	—	1	314.00	1,132,347.45
Selangor Darul Ehsan	3	2	1,992.77	7,890,775.17
Aseambankers Malaysia Berhad				
Negeri Sembilan Darul Khusus	—	1	219.25	365,895.29
Pahang Darul Makmur	—	1	126.20	218,291.11
Pulau Pinang	1	—	84.04	176,700.00

form of proxy

for the 43rd Annual General Meeting

I/We *(Full name in capital)* ____________________

of *(Full address)* ____________________

being a Member/Members of Malayan Banking Berhad (3813-K), hereby appoint *(Full name in capital)* ____________________

(Full address) ____________________

or failing him/her *(Full name in capital)* ____________________

of *(Full address)* ____________________

as my/our proxy to vote for me/us and on my/our behalf at the 43rd Annual General Meeting of the Company to be held at Nusantara Ballroom, Level 2, Sheraton Imperial, Jalan Sultan Ismail, Kuala Lumpur on **Saturday**, **11 October 2003** at **11.30 a.m.** and at any adjournment thereof.

My/our proxy is to vote on the Resolutions as indicated by an "X" in the appropriate spaces below. If this form is returned without any indication as to how the proxy shall vote, the proxy shall vote or abstain as he/she thinks fit.

No.	Resolution	For	Against
1	Receive the Directors' Reports and Audited Accounts		
2	Declaration of Final Dividend		
3	Re-election of Datuk Amirsham A Aziz		
4	Re-election of Dato' Mohd Hilmey bin Mohd Taib		
5	Re-election of Mohammad bin Abdullah		
6	Re-appointment of Dato' Richard Ho Ung Hun		
7	Re-appointment of Raja Tan Sri Muhammad Alias bin Raja Muhd. Ali		
8	To approve the Directors' fees		
9	Re-Appointment of Messrs. Ernst & Young as Auditors		
10	Authority under Section 132 D of the Companies Act, 1965 for the Directors to issue shares		

Dated this __________ of __________ 2003.

Number of Shares held	
Telephone No.	

____
Signature of Shareholder

NOTES:

1. *A Member entitled to attend and vote at the 43rd AGM is entitled to appoint a proxy to attend and, on a show of hands or on a poll, to vote instead of him.* ***A proxy shall be a Member of the Company, an Advocate, an approved Company Auditor or a person approved by the Companies Commission of Malaysia.***
2. *Form of Proxy of a corporation shall be given under its Common Seal.*
3. *Duly completed Form of Proxy must be deposited at 14th Floor, Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur, by* ***9 October 2003 at 11.30 a.m.***
4. *For a Form of Proxy executed outside Malaysia, the signature must be attested by a Solicitor, Notary Public, Consul or Magistrate.*
5. *For scripless shareholders, only members registered in the record of Depositors on or before 12.30 p.m. on 8 October 2003 shall be eligible to attend the AGM.*

STAMP

CORPORATE SERVICES

MAYBANK
14th Floor, Menara Maybank
100, Jalan Tun Perak,
50050 Kuala Lumpur,
Malaysia.

14th Floor, Menara Maybank

100, Jalan Tun Perak

50050 Kuala Lumpur

Malaysia

Tel : (6)03 2070 8833

Fax : (6)03 2070 2611